



Notice of Annual Meeting of Stockholders & Proxy Statement 2021

Notice of Annual Meeting of Stockholders

Dear Dow Inc. Stockholder,

You are invited to attend the 2021 Annual Meeting of Stockholders of Dow Inc. (the "2021 Meeting") online at *www.virtualshareholdermeeting.com/DOW2021*.

At the 2021 Meeting, stockholders will vote on the following matters either by proxy or in person:

Agenda Item	
1:	Election of the Directors named in the Proxy Statement
2:	Advisory Resolution to Approve Executive Compensation
3:	Approval of the Amendment to the 2019 Stock Incentive Plan
4:	Approval of the 2021 Employee Stock Purchase Plan
5:	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2021
6:	Stockholder Proposal, if properly presented
7:	Transaction of any other business as may properly come before the 2021 Meeting

Meeting Date	Record Date	Meeting Time
Thursday, April 15, 2021	Monday, February 22, 2021	8:00 AM Eastern Time

Virtual Meeting

www.virtualshareholdermeeting.com/DOW2021

How to Vote in Advance of the 2021 Meeting

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2021 Meeting online. To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

 *www.proxyvote.com*

 1-800-690-6903 or the number provided on your voting instructions

 Use the postage-paid envelope provided if you received printed proxy materials

The Board of Directors of Dow Inc. (the "Board") has set the close of business on February 22, 2021, as the record date for determining stockholders who are entitled to receive notice of and to vote at the 2021 Meeting and any adjournment or postponement thereof.

As permitted by the SEC rules, proxy materials were made available via the internet. Notice regarding availability of proxy materials and instructions on how to access those materials were mailed to certain stockholders of record on or about March 5, 2021 (the "Notice of Internet Availability of Proxy Materials"). The Notice of Internet Availability of Proxy Materials included how to vote and how to request a paper copy of the proxy materials. This method of notice and access gives the Company a low-cost way to furnish stockholders with their proxy materials. If you previously chose to receive proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

How to Attend the 2021 Meeting

You are invited to attend the 2021 Meeting online at *www.virtualshareholdermeeting.com/DOW2021*.

Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel.

To participate in the 2021 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form. Whether or not you participate in the 2021 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction form provided by your bank or broker or other nominee to attend the 2021 Meeting online. Please contact your bank or broker if you have questions about how to obtain your control number.

Interested persons may also access the 2021 Meeting as guests, but may not vote or ask questions during the 2021 Meeting.

How to Ask Questions

Stockholders have multiple opportunities to submit questions to Dow before and during the 2021 Meeting. Stockholders may submit questions in writing in advance of the 2021 Meeting at *www.proxyvote.com.* Stockholders may submit questions in writing during the 2021 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question.

Time has been allocated on the agenda to respond to questions submitted in writing in advance of the 2021 Meeting. Questions submitted in writing during the 2021 Meeting will be answered following the 2021 Meeting and made available promptly at *investors.dow.com* and remain available for at least one year*.*

Please refer to the 2021 Meeting Rules of Conduct and Procedures for more information on how to ask questions. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2021 Meeting at *www.virtualshareholdermeeting.com/DOW2021.*

For more information, see the section titled "Voting and Attendance Procedures" on page vii.

A replay of the 2021 Meeting and a list of answers to stockholder questions received before and during the 2021 Meeting will be made available promptly at *investors.dow.com* and remain available for at least one year.

We encourage you to access the 2021 Meeting early. Online check-in will begin approximately 15 minutes before the 8:00 AM start time. If you encounter difficulties during check-in or meeting time, we have technicians available to help you. The technical support contact information will be posted on the virtual meeting login page.

Thank you for your continued support and interest in Dow.



Amy E. Wilson
General Counsel and Corporate Secretary
March 5, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDERS MEETING TO BE HELD ON APRIL 15, 2021

The Notice of Internet Availability of Proxy Materials, Proxy Statement
and Annual Report are available at *www.proxyvote.com.*

Cautionary Statement about Forward-Looking Statements

Certain statements in this Proxy Statement are "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements often address expected future business and financial performance, financial condition, and other matters, and often contain words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may," "opportunity," "outlook," "plan," "project," "seek," "should," "strategy," "target," "will," "will be," "will continue," "will likely result," "would" and similar expressions, and variations or negatives of these words or phrases.

Forward-looking statements are based on current assumptions and expectations of future events that are subject to risks, uncertainties and other factors that are beyond Dow's control, which may cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements and speak only as of the date the statements were made. These factors include, but are not limited to: sales of Dow's products; Dow's expenses, future revenues and profitability; the continuing global and regional economic impacts of the coronavirus disease 2019 ("COVID-19") pandemic and other public health-related risks and events on Dow's business; capital requirements and need for and availability of financing; size of the markets for Dow's products and services and ability to compete in such markets; failure to develop and market new products and optimally manage product life cycles; the rate and degree of market acceptance of Dow's products; significant litigation and environmental matters and related contingencies and unexpected expenses; the success of competing technologies that are or may become available; the ability to protect Dow's intellectual property in the United States and abroad; developments related to contemplated restructuring activities and proposed divestitures or acquisitions such as workforce reduction, manufacturing facility and/or asset closure and related exit and disposal activities, and the benefits and costs associated with each of the foregoing; fluctuations in energy and raw material prices; management of process safety and product stewardship; changes in relationships with Dow's significant customers and suppliers; changes in consumer preferences and demand; changes in laws and regulations, political conditions or industry development; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war; weather events and natural disasters; and disruptions in Dow's information technology networks and systems.

Risks related to Dow's separation from DowDuPont Inc. include, but are not limited to: (i) Dow's inability to achieve some or all of the benefits that it expects to receive from the separation from DowDuPont Inc.; (ii) certain tax risks associated with the separation; (iii) the failure of Dow's pro forma financial information to be a reliable indicator of Dow's future results; (iv) non-compete restrictions under the separation agreement; (v) receipt of less favorable terms in the commercial agreements Dow entered into with DuPont and Corteva, Inc. ("Corteva"), including restrictions under intellectual property cross-license agreements, than Dow would have received from an unaffiliated third party; and (vi) Dow's obligation to indemnify DuPont and/or Corteva for certain liabilities.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020. These are not the only risks and uncertainties that Dow faces. There may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business. If any of those risks or uncertainties develops into an actual event, it could have a material adverse effect on Dow's business. Dow assumes no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

The Company's website and social media feeds are not part of or incorporated by reference into this Proxy Statement.

Table of Contents

Defined Terms

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2021 Meeting	2021 Annual Meeting of Stockholders of Dow Inc.
Annual Performance Award	Annual cash incentive program
Board	Board of Directors of Dow Inc.
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee Director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
Dow	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
EBIT	Earnings before interest and taxes
EDP	Elective Deferral Plan
ERG	Employee Resource Group—voluntary employee-led groups that foster inclusion at Dow and in the community
ESG	Environmental, Social and Governance
Free Cash Flow	Cash provided by operating activities—continuing operations, less capital expenditures
GRI	Global Reporting Initiative
I&D	Inclusion & Diversity
LTI	Long-term incentive
Mercer	Dow's independent compensation consultant
NEO	Named Executive Officer
NYSE	New York Stock Exchange
Operating EBIT	Earnings (i.e., "income from continuing operations before income taxes") before interest, excluding the impact of significant items
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital
PSU	Performance stock unit
R&D	Research & Development
Relative TSR	Percentile ranking against the TSR Peer Group of stock price appreciation plus dividends paid
ROC	Return on capital
RSU	Restricted stock unit
SASB	Sustainability Accounting Standards Board
SEC	U.S. Securities and Exchange Commission
STEM	Science, Technology, Engineering and Math
SVP	Senior Vice President
TCFD	Task Force on Climate-related Financial Disclosures
TDCC	The Dow Chemical Company
TSR	Total shareholder return
TSR Peer Group	Peer group utilized to measure relative TSR performance within the performance share programs

Voting and Attendance Procedures

In this Proxy Statement, you will find information on the nominees for election to the Board and other items to be voted upon at the 2021 Meeting and any adjournment or postponement of the 2021 Meeting. The background information in this Proxy Statement has been supplied to you at the request of the Board to help you decide how to vote and to provide information on the Company's corporate governance and compensation practices. This Proxy Statement is first being distributed to stockholders on or about March 5, 2021.

Vote Your Shares

You are entitled to vote at the 2021 Meeting if you were a stockholder as of the close of business on February 22, 2021, the record date, or hold a valid proxy for the 2021 Meeting.

To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.proxyvote.com*. You may also vote your shares online during the 2021 Meeting by using your 16-digit control number to log in to *www.virtualshareholdermeeting.com/ DOW2021*.

If you received printed proxy materials, you may also vote by mail. Your shares will be voted only if the proxy card or voting instruction form is properly signed and received by the Inspector of Election prior to the 2021 Meeting.

Except as provided below with respect to shares held in the employees' savings plan, if no specific instructions are given by you, your shares will be voted as recommended by the Board.

You may revoke or change your proxy or voting instructions at any time before the polls close at the 2021 Meeting by sending a written revocation to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, by submitting another proxy card or voting instruction form, or by submitting a vote online or by phone.

If you are a beneficial stockholder, please follow the instructions on the voting instruction card provided by your bank or broker or other nominee to vote your shares. Please contact your bank or broker if you have questions about how to obtain your control number.

We encourage you to vote in advance, even if you plan to attend the 2021 Meeting online. Be sure to submit votes for each separate account in which you hold Dow common stock.

Confidential Voting

The Company maintains vote confidentiality. Proxies and ballots of all stockholders are kept confidential from the Company's management and Board unless disclosure is required by law and in certain other limited circumstances. This practice further provides that employees may confidentially vote their shares of Company stock held by employees' savings plan and requires the appointment of an independent tabulator and Inspector of Election for the 2021 Meeting.

Plan Shares

If you are enrolled in the direct stock purchase and dividend reinvestment plan administered by Computershare Trust Company, N.A. (the "Computershare CIP"), the shares of Dow common stock owned on the record date by you directly in registered form, plus all shares of Dow common stock held for you in the Computershare CIP, will appear together on a single proxy voting form. If no instructions are provided by you on an executed proxy voting form, your Computershare CIP shares will be voted as recommended by the Board.

Participants in The Dow Chemical Company Employees' Savings Plan (the "Plan") will receive a voting instruction form. Your form will provide voting instructions to Fidelity Management Trust Company (the "Plan Trustee"). If no instructions are provided to the Plan Trustee, the Plan Trustee and/or administrators of the Plan will vote the shares held pursuant to the Plan according to the provisions of the Plan. Your voting instructions must be received by 11:59 PM Eastern Time on April 12, 2021.

Dow Shares Outstanding and Quorum

At the close of business on the record date, February 22, 2021, there were 745,224,858 shares of Dow common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote. The holders of at least 50% of the issued and outstanding shares of common stock entitled to vote that are present in person or represented by proxy constitute a quorum for the transaction of business at the 2021 Meeting.

Agenda Item	
1:	**Election of Directors** *Each nominee must receive more FOR votes than AGAINST votes in order to be elected.*
2:	**Advisory Resolution to Approve Executive Compensation** *Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved.*
3:	**Approval of the Amendment to the 2019 Stock Incentive Plan** *Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved.*
4:	**Approval of the 2021 Employee Stock Purchase Plan** *Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved.*
5:	**Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2021** *Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved.*
6:	**Stockholder Proposal — Shareholder Right to Act by Written Consent** *Agenda Item 6 must receive more FOR votes than AGAINST votes in order to be approved.*

Abstentions and broker non-votes will be included in determining the presence of a quorum at the 2021 Meeting, but will not be counted or have an effect on the outcome of any matter except as specified below with respect to Agenda Item 5.

Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on Agenda Item 5: Ratification of the Appointment of the Independent Registered Public Accounting Firm, without instruction from you, but may not vote on any other matter to be voted on at the 2021 Meeting.

A list of stockholders of record entitled to vote shall be available to any stockholder for any purpose relevant to the 2021 Meeting for 10 days prior to the 2021 Meeting upon request to the Office of the Corporate Secretary. In addition, the list of stockholders of record will also be available during the 2021 Meeting. To access the stockholder list during the 2021 Meeting, you will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Proxy Solicitation on Behalf of the Board

The Board is soliciting proxies to provide an opportunity for all stockholders to vote, whether or not the stockholders are able to attend the 2021 Meeting, or an adjournment or postponement thereof. Dow directors, officers and employees may solicit proxies on behalf of the Board by mail, by telephone or by electronic communication. The proxy representatives of the Board will not be specially compensated for their services in this regard.

Dow has retained D. F. King & Co., Inc., to aid in the solicitation of stockholders (primarily brokers, banks and other institutional investors) for an estimated fee of $15,000, plus reasonable expenses. Arrangements have been made with brokerage houses, nominees and other custodians and fiduciaries to send materials to their principals, and their reasonable expenses will be reimbursed by Dow upon request. The cost of solicitation will be borne by the Company.

Attending the 2021 Meeting

The 2021 Meeting will be conducted in an online, virtual format. Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel. We have designed the virtual format to protect stockholder rights. For example: stockholders have multiple opportunities to submit questions for the 2021 Meeting, and a replay of the 2021 Meeting and a list of answers to stockholder questions received before and during the 2021 Meeting will be made available promptly at *investors.dow.com* and remain available for at least one year.

You are entitled to attend, vote and ask questions in the virtual 2021 Meeting if you were a stockholder as of the close of business on February 22, 2021, the record date, or hold a valid proxy for the 2021 Meeting.

To attend, vote and ask questions online during the 2021 Meeting, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.virtualshareholdermeeting.com/DOW2021*. Whether or not you participate in the 2021 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction card provided by your bank or broker or other nominee to attend, vote and ask questions online during the 2021 Meeting. Please contact your bank or broker if you have any questions about how to access the 2021 Meeting or to obtain your control number.

We encourage you to access the 2021 Meeting early. Online check-in will begin approximately 15 minutes before the 8:00 AM start time. If you encounter difficulties during check-in or meeting time, we have technicians available to help you. The technical support contact information will be posted on the virtual meeting login page.

Interested persons may also access the 2021 Meeting as guests, but may not vote or ask questions during the 2021 Meeting.

How to Ask Questions

Stockholders have multiple opportunities to submit questions to Dow before and during the 2021 Meeting. Stockholders may submit questions in writing in advance of the 2021 Meeting at *www.proxyvote.com*. Stockholders may submit questions in writing during the 2021 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question.

Time has been allocated on the agenda to respond to questions submitted in writing in advance of the 2021 Meeting. Questions submitted in writing during the 2021 Meeting will be answered following the 2021 Meeting and made available promptly at *investors.dow.com* and remain available for at least one year.

Please refer to the 2021 Meeting Rules of Conduct and Procedures for more information on how to ask questions. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2021 Meeting at *www.virtualshareholdermeeting.com/DOW2021*.

Other Matters

The proxy or voting instruction form confers upon the designated persons the discretion to vote the shares represented in accordance with their best judgment. Such discretionary authority extends to any other properly presented matter. The Board does not intend to present any business at the 2021 Meeting that is not described in this Proxy Statement. The Board is not aware of any other matter that may properly be presented for action at the 2021 Meeting.

Additional Information

Future Stockholder Proposals

If you satisfy the requirements of the rules and regulations of the SEC and wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2022 Annual Meeting of Stockholders of Dow Inc. ("2022 Meeting"), pursuant to Rule 14a-8, please send it to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674. Under SEC Exchange Act Rule 14a-8, these proposals must be received no later than the close of business on November 5, 2021.

Future Annual Meeting Business

Under the Company's Bylaws, if you wish to raise items of proper business directly at an annual meeting (including Director nominations outside of the proxy access process) other than stockholder proposals presented under Rule 14a-8 for inclusion in the Company's proxy materials, you must give advance written notification to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674. For the 2022 Meeting, written notice must be received by the Office of the Corporate Secretary between the close of business on November 5, 2021, and the close of business on December 5, 2021. However, as provided in the Bylaws, different deadlines apply if the 2022 Meeting is called for a date that is not within thirty days before or after the anniversary of the 2021 Meeting; in that event, written notice must be received by the Office of the Corporate Secretary no earlier than the close of business on the 120th day prior to the 2022 Meeting and no later than the close of business on the later of the 90th day prior to the 2022 Meeting or the 10th day following the date on which public disclosure of the date of such meeting is first made by the Company. Such notices must comply with the procedural and content requirements of the Bylaws. If notice of a matter is not received within the applicable deadlines or does not comply with the Bylaws, the chairman of the annual meeting may refuse to introduce such matter. If a stockholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the annual meeting. The full text of the Bylaws is available on the Company's website at *investors.dow.com.*

Future Director Nominees through Proxy Access

Under the Company's Bylaws, if you wish to nominate a director through proxy access, you must give advance written notification to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674. For the 2022 Meeting, written notice must be received by the Office of the Corporate Secretary between the close of business on October 6, 2021, and the close of business on November 5, 2021. Such notices must comply with the procedural and content requirements of the Bylaws. The full text of the Bylaws is available on the Company's website at *investors.dow.com.*

Multiple Stockholders with the Same Address

In accordance with a notice sent previously to stockholders with the same surname who share a single address, only one notice or set of proxy materials will be sent to an address unless contrary instructions were received from any stockholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. If you did not respond that you did not want to participate in householding, you were deemed to have consented to the practice. If you are a registered stockholder, you may revoke your consent at any time by sending your name and your holder identification number to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674. If you hold your stock with a bank or broker, you may revoke your consent to householding at any time by contacting

Broadridge Financial Solutions Inc., 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you are a registered stockholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674. If you hold your stock with a bank or broker, contact Broadridge Financial Solutions Inc. at the address and telephone number provided above. The Company will promptly deliver to a stockholder who received one copy of proxy materials as the result of householding, a copy of the materials upon the stockholder's written or oral request to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674.

Electronic Delivery of Proxy Materials

Stockholders may request proxy materials be delivered to them electronically by enrolling at *www.proxyvote.com* or *https://enroll.icsdelivery.com/dow*. This results in faster, online delivery of the Proxy Statement, Annual Report and related materials. Going paperless is not only convenient for stockholders, but it also saves resources and reduces Dow's impact on the environment.

Copies of Proxy Materials and Annual Report

The Notice of Internet Availability of Proxy Materials and Proxy Statement and Annual Report are posted on the Company's website at *investors.dow.com* and at *www.proxyvote.com.*

Copies of Corporate Governance Documents

The Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, Code of Conduct, Code of Financial Ethics, Committee charters and other governance documents are posted on the Company's website at *investors.dow.com.* Stockholders may request to receive printed copies of each of these documents at no charge by contacting the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2021 Annual Meeting of Stockholders of Dow Inc.

Meeting Date	Record Date	Meeting Time
Thursday, April 15, 2021	Monday, February 22, 2021	8:00 AM Eastern Time

Vote Your Shares in Advance

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2021 Meeting.

 *www.proxyvote.com*

 1-800-690-6903 or the number provided on your voting instructions

 Use the postage-paid envelope provided if you received printed proxy materials

You may also vote online during the 2021 Meeting at www.virtualshareholdermeeting.com/DOW2021.

To vote online or by phone, you will need your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Ask Questions

You may submit questions in writing before the 2021 Meeting at *www.proxyvote.com*.

You may also submit questions in writing during the 2021 Meeting at *www.virtualshareholdermeeting.com/DOW2021*.

To ask a question, you will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Attend the 2021 Meeting

You are invited to attend the 2021 Meeting online at *www.virtualshareholdermeeting.com/DOW2021*.

To vote and ask questions before or during the 2021 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Interested persons may also access the 2021 Meeting as guests, but may not vote or ask questions during the 2021 Meeting.

We encourage you to access the 2021 Meeting early. Online check-in will begin approximately 15 minutes before the 8:00 AM start time. If you experience technical difficulties during check-in or meeting time, please call technical support. The technical support contact information will be posted on the virtual meeting login page.

A replay of the 2021 Meeting and a list of answers to stockholder questions received before and during the 2021 Meeting will be made available promptly at *investors.dow.com* and remain available for at least one year.

For more information, see the section titled "Voting and Attendance Procedures" on page vii.

Agenda and Voting Recommendations

The Notice of Internet Availability of Proxy Materials, Proxy Statement and Annual Report are available at *www.proxyvote.com.*

Agenda Item		Board Vote Recommendation	Page Reference
1:	Election of Directors	FOR	28
2:	Advisory Resolution to Approve Executive Compensation	FOR	74
3:	Approval of the Amendment to the 2019 Stock Incentive Plan	FOR	75
4:	Approval of the 2021 Employee Stock Purchase Plan	FOR	81
5:	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2021	FOR	86
6:	Stockholder Proposal—Shareholder Right to Act by Written Consent	AGAINST	90

About Dow

Dow (NYSE: DOW) combines global breadth, asset integration and scale, focused innovation and leading business positions to achieve profitable growth. The Company's ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company, with a purpose to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners. Dow's portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer care. Dow operates 106 manufacturing sites in 31 countries and employs approximately 35,700 people. Dow delivered sales of approximately $39 billion in 2020. For more information, please visit *www.dow.com* or follow @DowNewsroom on Twitter. The Company's website and social media feeds are not part of or incorporated by reference into this Proxy Statement.



A Compelling Investment

At Dow, we are driven by our purpose: to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners. That's why we seek to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Together our ambition and purpose propel us forward, inspiring us to seek new and better solutions to transform our world. To be easy, enjoyable and effective in our interactions with our customers. To build a culture in which we value our differences. To embed innovation and sustainability in the way we work. Why? Because we believe that when combined with our science and expertise, the competitive advantage created can be enormous and benefit our customers, our company and our investors, and society as a whole.



2020 NET SALES

~$39 billion



EMPLOYEES

~35,700



MANUFACTURING SITES

106 sites



GLOBAL REACH

31 countries
in which Dow manufactures products

2020 Performance and Ambition Highlights

Our deep commitment to creating value for all of our stakeholders and addressing global challenges begins at the very top and is closely aligned with our ambition to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Team Dow is fully aligned and empowered to drive our ambition through the decisions we make. As such, our ESG strategy is inherent to Dow's long-term value proposition, guides our responsible behaviors and helps deliver top- and bottom-line value.

 ### Financial Strength

112%
cash flow conversion; increased 3,400 basis points year-over-year

$14.6B
total **cash and available committed liquidity**, a 36% increase over the end of 2019

Extended all significant debt maturities to 2H24

Reduced net debt by **>$2.6B,** an 18% decrease year-over-year

$2B **ANNUAL DIVIDEND**
Industry-leading quarterly dividend

 ### Innovation & Customer-Centricity

LAUNCHED MOBILITYSCIENCE™ PLATFORM

~10K
products covered in the Dow.com catalog

$1.5MM
Dow Business Impact Fund seed money granted to social impact projects that leverage Dow products, partners and expertise

CUSTOMER EXPERIENCE SCORE
Year-end performance improved from 2019 by 5 points to reach 77, and **exceeded the 2020 target**

 Expanded order management and shipment visibility capabilities on Dow.com

 ### Governance

BOARD OF DIRECTORS:
58% women or **U.S. ethnic minorities**

2 NEW BOARD DIRECTORS APPOINTED:
Jill Wyant and Gaurdie Banister Jr., enhancing the diverse perspectives and deep expertise of our Board

EXECUTIVE LEADERSHIP:
Highest percentage of ethnically diverse leaders and third highest percentage for female representation among industry peers

For a detailed list of our industry peers, see the Appendix.

ESG METRICS
Added to the 2020 Performance Award for all employees

Joined the **Board Diversity Action Alliance**

 ### Inclusion & Diversity

LAUNCHED DOW ACTs to **address systemic racism** in our company and communities, committing **$5MM** over 5 years

$5MM
pledge to Historically Black Colleges and Universities to enhance the Black STEM talent pipeline

Enhanced diversity disclosures by publishing U.S. EEO-1 Workforce Compliance Report

49%
of employees and
98%
of people leaders participate in Dow's Employee Resource Groups

Introduced new **military degree equivalency program** in the U.S. and Canada

Established **Martin Luther King Jr. Day as a paid holiday and day of service** for U.S. employees

 **Sustainability**

Accelerating Our Commitments	Circular and Sustainable Solutions	Climate Action

LAUNCHED NEW SUSTAINABILITY TARGETS to achieve **carbon neutrality by 2050** and a **circular economy for plastics**

>50% of the way to **achieving $1B in business value** from projects that enhance nature

3X GROWTH IN PRODUCT SALES based on **renewable bio-based feedstocks** in 2020 year-over-year

LAUNCHED POST-CONSUMER RECYCLED PLASTIC RESINS for various applications globally

ANNOUNCED POWER PURCHASE AGREEMENTS, expanding Dow's existing access to renewable power by **>50% to >800 MW** and advancing the Company's position as the leading purchaser of renewable power in the chemical industry

Accelerating investments in process technology to **reduce CO_2 emissions and electrify ethylene steam crackers**

Inaugural investments made in the Circulate Capital Ocean Fund

Dow is an investor in the first fund dedicated to the ocean plastic crisis in South and Southeast Asia

6.9MM KJ/YEAR OF ENERGY SAVINGS Amounting to **>580,000 metric tons in carbon reductions** achieved through key projects

 **Social Impact** **$33.6MM** IN TOTAL CONTRIBUTIONS

COVID-19 & Disaster Relief	Community Engagement	Student & Teacher Support

>$4MM committed to aid **COVID-19 relief efforts** worldwide

$1.6MM in product donations to provide **personal protective equipment**, sanitizer and safety and education support

$1MM Committed for **hometown flood recovery disaster relief**

$1MM Five-year commitment to the Congressional Black Caucus Foundation's **National Racial Equity Initiative** Included in the Company's $5MM Dow ACTs commitment

$250,000 in ALL IN ERG Fund competitive grants to extend our Dow Employee Resource Group impact via **nonprofit inclusion, diversity and equity efforts in our communities**

13,801 employees volunteered around the world

Employees donated **$3MM+** of their own finances to nonprofits addressing community issues

6,400 volunteers, including Dow employees, family, friends and external stakeholders, removed **1.2MM pounds of waste** from the environment

$285,000 donation to **DonorsChoose** to support classroom needs in Dow communities

519 projects supported learning experiences for **41,341 students** in **127 schools** Included in the Company's >$4MM COVID-19 relief commitment

210 FIRST Robotics teams across the U.S. funded and supported by ~130 Dow volunteers

$10.9MM donated for **STEM programming** and partnerships globally

Staying #DowStrong through the COVID-19 Pandemic

Dow acted quickly in response to the COVID-19 pandemic, maintaining a disciplined management approach to support employees, customers and the community. The Company kept a firm focus on sustaining safety, business continuity, financial flexibility and operational resilience in response to economic uncertainty and an uneven recovery. Dow emerges anchored and strongly positioned to grow with the market as the economy continues to rebound.

Below is a summary of the Company's actions as a result of the COVID-19 pandemic.

Ensuring Safety & Business Continuity

- The safety of our employees is always our first priority
- Enabled ~2/3 of global workforce to work remotely while maintaining business continuity through the pandemic
- Enhanced health and safety measures at all sites
- Crisis management teams activated to ensure business continuity through safe operations
- Published and implemented comprehensive Return to Workplace Playbook

Supporting Global Community

- Ramped-up raw material production for ingredients to critically needed medical and health products
- Adapted five Dow sites to produce hand sanitizer; donated to local health systems and government agencies; equipped our employees running operations on the front lines
- Collaborated with Whirlpool and Reynolds Consumer Products to provide powered air-purifying respirators to healthcare workers
- Committed more than $4 million in The Dow Chemical Company Foundation and corporate contributions to aid COVID-19 relief efforts worldwide

Enhancing Our Financial Strength

- Strong cash flow with Operating EBITDA-to-cash flow conversion up more than 30% year-over-year
- Further strengthened robust liquidity, ending fourth quarter 2020 with $14.6 billion in total cash and available committed liquidity
- Reduced net debt by more than $2.6 billion since year-end 2019
- Extended all significant debt maturities to second half of 2024 and beyond
- Delivered unique cash tailwinds of more than $1.5 billion in 2020
- Proactively reduced capital and operating expenses early in the pandemic

Benefits, Pay and Incentives

- Provided one-time "recognition" payment for essential employees (~1/3 of workforce, primarily manufacturing, engineering and site safety roles)
- Preserved employees' salaries
- Enhanced leave programs, flexible work arrangements, and ensured full benefits coverage
- No modifications to 2020 Performance Award (annual cash incentive)
- No modifications to the 2019 PSU program
- Modified the 2020 PSU program, due to the onset of the pandemic within a month of the Committee's original approval[a]

(a) For more information regarding the pandemic's impact on the Company's compensation programs, please see the the COVID-19 Impact call-outs beginning on page 51 of the CD&A.

ESG Leadership

Sustainability

Dow's commitment to ESG is closely aligned with our ambition to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Sustainability is more than an important ambition for Dow; it is key to how we apply science to drive growth, improve our operations and help solve some of the world's most complex challenges.

Throughout 2020, Dow set forth an accelerated roadmap for our sustainability agenda, focused on the critical sustainability needs of our industry and where we can make the most significant difference. We honed our focus on climate protection, circular economy and safer, more sustainable materials for our world.

In June 2020, we introduced new long-term targets that will help us lead our industry toward carbon neutrality and a world without plastic waste. Climate change and plastic waste are among the greatest technical, social and economic issues the world has ever faced and Dow products and technology are critical to addressing both.

Accelerating our Actions: Dow's New Sustainability Targets



PROTECT THE CLIMATE

By 2030, Dow will PROTECT THE CLIMATE by reducing its net annual carbon emissions by 5 million metric tons compared to its 2020 baseline (15% reduction). By 2050, Dow intends to be carbon neutral (scopes 1 + 2 + 3 plus product benefits).



STOP THE WASTE

By 2030, Dow will STOP THE WASTE by enabling 1 million metric tons of plastic to be collected, reused or recycled through its direct actions and partnerships.



CLOSE THE LOOP

By 2035, Dow will CLOSE THE LOOP by enabling 100% of Dow products sold into packaging applications to be reusable or recyclable.

Dow's Action Plans to Achieve the New Sustainability Targets

Carbon Neutrality: Dow is taking a comprehensive approach to achieve carbon neutrality by 2050.

Optimizing Our Facilities and Processes	• Executed 4 major projects with energy savings of 6.9 million kJ/year and carbon reductions of >580,000 metric tons. • Incorporated a carbon price into our capital project planning and risk management strategies.
Increasing Renewables In Our Purchased Power Mix	• On track to achieve our target of 750 MW of power from renewable sources by 2025. • #1 purchaser of renewable power in the chemicals industry and among the top 15 global corporations in renewable power purchases.
Evaluating Investments In Carbon Capture, Usage and Storage	• Evaluating commercial CO_2 storage hubs in Europe, and working to develop similar options in North America. • Founding member of Gulf Coast Carbon Collaborative, which seeks to enable transitional solutions.
Developing Low-Carbon Technologies for Emission Reductions	• Advancing low-carbon EDH (ethane dehydrogenation) technology with potential to drop greenhouse gas emissions by 40-50%. • Targeting cost competitive hydrogen fueling retrofits for key assets enabled by subsidized pre-combustion carbon capture.
Deploying Materials to Help Reduce Emissions for Customers and Industries	• Dow estimates our products lower customers' emissions by ~400MM metric tons annually. • METEOR™ EO-RETRO 2000 Catalyst enables emission reductions comparable to taking more than 10,000 cars off the road annually.[a]

Plastic Circularity: Dow is committed to a world without plastic waste and to achieve the next level of plastic circularity.

Keeping Plastic Out of the Environment	• Recycled Plastic Roads: Dow is participating in infrastructure projects that enable global plastic recycling, such as working with partners to construct polymer-modified asphalt roads with post-consumer recycled plastic. • RecycleReady Technology: We help our customers design for recyclability – offering a broad range of resins, adhesives, specialties, and coatings that can enable more plastic packaging to be recycled. For example, we worked with Kellogg's Bear Naked granola division and Berry Global to develop the first fully recyclable stand-up barrier pouch made for food packaging.
Increasing Impact Through Partnerships	• Alliance to End Plastic Waste: Dow is a founding member of the Alliance to End Plastic Waste, an initiative to accelerate efforts to drive innovation, provide much-needed resources and take decisive action to put an end to plastic waste in the environment. • Circulate Capital: Dow is a founding investor in Circulate Capital's $106 million Ocean Fund, which is the first fund and incubatory focused specifically on preventing ocean plastic, particularly in South Asia.
Delivering Circular Economy Solutions	• Recycle plastic resins: Dow offers a line of post-consumer recycled plastic resins for flexible and rigid plastic packaging applications. • Fuenix Ecogy: We are partnering to supply a new feedstock made from recycled plastic waste to produce new Dow polymers. • UPM Biofuels: We are partnering to commercialize a plastic for packaging made from a bio-based renewable feedstock.

(a) Estimated based on a typical world-scale EO plant.

A Proactive Approach to ESG Reporting and Disclosure

Dow has a long history of comprehensive reporting on our sustainability performance. We report in accordance with the GRI Standards Comprehensive option in our annual sustainability report and for the first time in 2020, we included reference to SASB indicators. The report also serves as Dow's Communication on Progress for its commitment to the United Nations Global Compact. We have reported details of our climate governance and performance to the CDP (formerly the Carbon Disclosure Project) since 2003 and were an early adopter of Scope 3 reporting. We participate on the TCFD and have committed to implementing the TCFD disclosure recommendations by 2022. The Environment, Health, Safety & Technology Committee regularly reviews our sustainability performance and approach to reporting and disclosure.

Dow's full annual disclosure of sustainability performance can be found on our website at *www.dow.com/sustainability*.

Dow's public policies on topics such as Chemical Management, Responsible Care, Energy and Climate Change, Sustainability, and Environment, Health & Safety can be found on our website at *www.dow.com/about*.

Social Impact

Through charitable investments, employee volunteerism, and global and local partnerships, we create meaningful impact in areas that connect science, people and community across the globe.

Dow Supports Its Communities Across the World in 2020



$33.6 Million
Corporate + Foundation + In-Kind Invested



851
Grants Delivered Worldwide



623
Partner Organizations



13,801
Dow employees volunteered

PRIORITY AREAS	
Advancing Sustainable Solutions	**Using Dow products, technology and expertise for social good**
Building Inclusive Communities	**Partnering to address systemic challenges and barriers**
Creating Tomorrow's Innovators	**Equipping a future STEM pipeline for the jobs of tomorrow**

ENGAGING FOR IMPACT

- Employee volunteers help build resilient communities
- Dow Community Advisory Panels help guide programs and resources to address the greatest community needs

Addressing the World's Pressing Social Challenges

⊘ DISASTER RELIEF AND RECOVERY

- Supported COVID-19 recovery efforts through more than $4 million in The Dow Chemical Company Foundation and corporate contributions in aid and $1.6 million in noncash donations (including hand sanitizer, equipment, product and supplies) to 167 different organizations in 31 countries.

- Committed $1.5 million for disaster relief in support of Australia bushfires, Beirut Port explosion, and a 500-year historic flood in our hometown Midland, Michigan.

⊘ ACTING AGAINST RACIAL INJUSTICE

- Committed more than $5 million in support, partnership and programming to address racial injustice through Dow ACTs.

- Partnered with the U.S. Chamber Coalition to Back Black Businesses to award $5,000 grants to 25 Black-owned small businesses in Dow communities.

- Partnered with WE Charity, a nonprofit partner supporting teachers and empowering students, to create curriculum materials and resources for educating students on Diversity, Inclusion, Equity and Racial Injustice.

⊘ EMPLOYEE COMMUNITY CLEANUPS

- Removed 1.2 million pounds of waste from the environment with the help of 6,400 volunteers, including Dow employees, family, friends and external stakeholders.

- Joined 48 companies/organizations across 73 countries for the Alliance to End Plastic Waste's ALL TOGETHER GLOBAL CLEANUP; Dow employees around the world participated in individualized actions to collect ~6,300 pieces of litter.

⊘ COMMUNITY INCLUSION

- Committed to building inclusive communities by supporting non-profit organizations focused on Inclusion, Diversity & Equity with $3.8 million in total grants.

- Engaged ERG participants to champion projects in the community through our ALL IN ERG Fund, an ERG-driven competitive grant program, with over 200 projects submitted.

- Established Martin Luther King Jr. Day as a paid holiday and a national day of service for U.S. employees.

⊘ SUPPORTING STUDENTS

- Helped close the talent pipeline gap through a commitment of more than $5 million through 2024 to our HBCU partners[a] for programming, partnership and support to enhance the Black STEM talent pipeline.

- Donated $285,000 to DonorsChoose to support classroom needs in Dow communities; 519 projects supported learning experiences for 41,341 students in 127 schools.

- Donated $10.9 million for STEM programming and partnerships globally.

Using Dow Products for Social Good

We believe in sustainable business that creates positive social change. By combining Dow products, technology and expertise with social impact – we create value for both business and society.

Dow's Business Impact Fund was created to give Dow businesses the resources to develop projects that create market opportunities by solving social problems through our own technology and expertise. This competitive grant fund provides Dow businesses with more than $1 million annually in seed grants.

2020 PROJECT FOCUS
Circular Economy
Climate Change
Carbon Mitigation
2020 IMPACT
8 Shared value projects
7 Countries impacted
$1.5MM Granted

[a] Historically Black Colleges & Universities including Howard University, Florida Agricultural and Mechanical University, North Carolina A&T University, Southern University, and Prairie View A&M University.

Dow ACTs

Dow ACTs is our framework designed to address systemic racism and inequality within our organization and in our communities, backed by a $5 million pledge over the next five years to help accelerate change. This strategic framework was informed by input from our employees and the Global African Affinity Network ERG and has the full support of our management team and Board.

We will ACT for racial equality:

- Through **Advocacy**, where we are committed to be on the forefront of corporate advocates;

- Through **Community**, where we will respond to racism and racial inequality in our communities; and

- Through **Talent**, where we will improve representation across all levels of the Company and help ensure our workforce reflects the stakeholders we serve.

Governance

Best Practices

As part of Dow's commitment to high ethical standards, the Board follows sound governance practices. Effective governance protects the long-term interests of our stockholders and strengthens management accountability.

Board Independence	Director Elections	Board Practices	Stock Ownership Requirements	Stockholder Rights
10 out of 11 Director nominees are independent All Board Committees comprised of independent Directors Strong independent Lead Director with clearly identified role and responsiblities	Annual election by majority of votes cast Demonstrated Board refreshment and diversity Directors if not elected subject to the resignation policy	Independent Directors regularly hold executive session Annual Board and Committee evaluations Director orientation and education programs	Directors subject to stock ownership guidelines Directors are required to hold Company granted shares until separation Hedging and pledging Company stock is prohibited	Stockholder right to call special meetings with 25% ownership No supermajority voting requirements Eligible stockholders able to nominate directors through proxy access

2020 Governance Highlights

The Corporate Governance Committee, the Board and management regularly review Dow's corporate governance practices considering evolving corporate governance principles and stockholder engagement. In 2020, the Corporate Governance Committee continued its focus on Board succession planning and refreshment, updating Board qualifications and refreshment practices in the Company's Corporate Governance Guidelines. This dedicated approach resulted in improved average tenure and a strong and diverse group of Director nominees standing for election at the 2021 Meeting. Upon recommendation by the Corporate Governance Committee, the Board also expanded disclosures regarding current Board practices in response to corporate governance trends and best practices including oversight of risk, leadership structure, Director qualifications, service on other public company boards and the self-evaluation process. Dow's corporate governance practices are described in more detail beginning on page 18. The updated Corporate Governance Guidelines and Committee Charters are available on the Company's website at *investors.dow.com*.

Director Nominees

The Board has nominated eleven individuals for election at the 2021 Meeting upon recommendation of the Corporate Governance Committee. The information set forth below and described in more detail beginning on page 30 supports the conclusion that these individuals are highly qualified to serve on the Board.

Name and Principal Occupation	Age(a)	Director Since(b)	Independent	Number of Other Public Company Boards	Public company CEO/CFO experience	Public policy experience	Technology and science expertise	Financial and accounting expertise	Manufacturing and industry experience	Corporate governance experience	Environmental and social impact experience
Samuel R. Allen Former Chairman and CEO, Deere & Company	67	2019	✓	1	✓				✓	✓	
Gaurdie Banister Jr. Former President & CEO, Aera Energy LLC	63	2020	✓	1		✓	✓	✓	✓	✓	✓
Wesley G. Bush Former Chairman and CEO, Northrop Grumman Corporation	60	2018	✓	2	✓	✓	✓	✓	✓	✓	✓
Richard K. Davis President and CEO, Make-A-Wish America	63	2015	✓	1	✓	✓		✓		✓	
Debra L. Dial Senior Vice President and Controller, AT&T Inc.	60	Nominee	✓	0		✓	✓	✓			✓
Jeff M. Fettig Former Chairman and CEO, Whirlpool Corporation	64	2003	✓	1	✓			✓	✓	✓	
Jim Fitterling Chairman and CEO, Dow Inc.	59	2018		1	✓		✓	✓	✓	✓	✓
Jacqueline C. Hinman Former Chairman and CEO, CH2M HILL	59	2018	✓	2	✓		✓	✓	✓	✓	✓
Luis A. Moreno Former President, Inter-American Development Bank Group	67	Nominee	✓	0		✓	✓				✓
Jill S. Wyant Executive Vice President of Innovation and Transformation, Ecolab Inc.	49	2020	✓	0			✓		✓		✓
Daniel W. Yohannes Former U.S. Ambassador to the Organisation for Economic Co-operation and Development	68	2018	✓	1		✓		✓		✓	✓

(a) As of April 15, 2021.

(b) Reflects cumulative years served as: a Dow Inc. Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable.

Ajay Banga, Jacqueline K. Barton and James A. Bell are not standing for re-election and will retire effective April 15, 2021.

The Corporate Governance Committee and the Board believe that the qualifications and attributes set forth in this Proxy Statement for the nominees support the conclusion that these individuals are qualified to serve as Directors of the Company and collectively bring a balance of relevant skills, professional experience, and diversity of backgrounds allowing them to effectively oversee the Company's business.

Qualifications

Public company CEO/CFO experience
Directors who have held leadership positions in a public company possess an understanding of the regulations and considerations that are unique to a public company.

6/11

Public policy experience
Directors with public policy and government experience have key insight into the role of regulatory issues and government affairs affecting the Company.

6/11

Technology and science expertise
Directors who have expertise in the science or technology fields are particularly important given the Company's focus on research and innovation.

7/11

Financial and accounting expertise
Directors with an advanced understanding of finance and accounting provide strong oversight of the Company's preparation of financial statements and risk management.

8/11

Manufacturing and industry experience
Directors who have experience in the industry and markets served by the Company offer valuable perspective for operations.

7/11

Corporate governance experience
Directors with previous public company board experience enhance the Board's corporate governance practices.

8/11

Environmental and social impact experience
Directors with environmental, sustainability and social impact experience strengthen the Board's oversight of environmental and social policies, initiatives and reporting.

8/11

Composition

The following graphics depict the composition of the eleven Director nominees as of the 2021 Meeting:



independence — 91% — 1, 10 — independent, non-independent

diversity — 55% — 3, 5, 3 — women, U.S. ethnic minorities

tenure[a] — Average ~3 years — 1, 1, 9 — 0-5 years, 5-10 years, 10+ years

(a) Reflects cumulative years served as: a Dow Inc. director, a TDCC-designated director serving as a DowDuPont Inc. director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC director as applicable.

Each of these qualifications and attributes provide a balance of perspectives that contribute to the Board's effectiveness in overseeing the business and strategy of the Company. Each of the nominees possess skills and experiences that align with the current needs of the Company. The Corporate Governance Committee and Board have determined that the individuals nominated for election are qualified to serve as Directors of the Company.

Board Leadership and Committees

The Board's leadership structure is regularly reviewed and it is recognized that the combination or separation of the CEO and Chairman roles are driven by the needs of the Company at a particular time. Currently, the roles are combined with Jim Fitterling serving as Chairman and CEO and Jeff M. Fettig serving as the independent Lead Director.

As part of the ongoing board refreshment activities, the Board has announced its intention to elect a new Lead Director following the 2021 Meeting. The Board thanks Mr. Fettig for his 10 years of dedicated service in various independent lead director and non-executive chair roles and values his continuing service on the Board as well as his distinguished service as an independent director on other public company boards.

For more information, see the section titled "Board Leadership Structure" on page 19.

BALANCED LEADERSHIP STRUCTURE



CHAIR & CEO COMBINED ROLE	INDEPENDENT LEAD DIRECTOR
Extensive knowledge of business operations, risks and strategy implementation	Significant experience with corporate governance and public company management
Liaison between stockholders, directors and employees with accountability for Company performance	Clearly identified responsibilities protect integrity of Board oversight

Primary Responsibilities of the Lead Director:

- Leads executive sessions of the independent Directors with focus on Board effectiveness
- Sets and approves Board agenda and materials and calls Board meetings in consultation with the Chair and Committee Chairs
- Serves as a liaison between the Chairman and the independent Directors
- Serves as primary Board contact for stockholder communications with the independent Directors

The Board actively engages with management in oversight and stewardship of the Company's strategy, risk management and overall performance. Committees comprised of independent Directors assist the Board in carrying out its responsibilities. Committees operate pursuant to a written charter with clearly defined areas of responsibility and risk oversight as outlined below:

AUDIT	COMPENSATION & LEADERSHIP DEVELOPMENT
Key Responsibilities • Quality, reliability, and integrity of financial statements and application of accounting principles • Compliance with legal or regulatory requirements and adequacy of internal controls • Performance of internal audit function • Engagement and performance of independent auditor • Oversee the Company's risk management process **Risk Oversight** • Management and effectiveness of accounting, auditing, external reporting, ethics, compliance and internal controls, and cyber security	**Key Responsibilities** • Leadership talent assessment; CEO succession • Executive compensation and benefit plans including incentive programs • Engagement and performance of independent compensation consultant • Oversee company's work culture and philosophy; inclusion and diversity commitment and results **Risk Oversight** • Executive compensation practices and disclosures, succession planning and workplace culture
ENVIRONMENT, HEALTH, SAFETY & TECHNOLOGY	CORPORATE GOVERNANCE
Key Responsibilities • Corporate social responsibility, public policy, philanthropy and reputation • Sustainability efforts, including efforts to reduce carbon emissions and eliminate plastic waste • Science and technology capabilities • Political contributions and lobbying expenses • Oversee the Company's environment, health and safety policies, performance and compliance **Risk Oversight** • Environment, health and safety policies and operations, emerging regulatory developments and compliance	**Key Responsibilities** • Identify and evaluate qualifications of director nominees • Board structure and function including annual evaluation of Board and Committee performance • Oversee the Company's governance practices **Risk Oversight** • Director independence, refreshment and succession planning, overall Board effectiveness, potential conflicts of interest and other governance and compliance matters

Committee membership, responsibilities and areas of risk oversight are described in more detail beginning on page 20.

Human Capital

Dow's ambition—to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world—starts with people. Dow employees create innovative and sustainable materials science solutions to advance the world. Every answer starts with asking the right questions. This is why the diverse, dedicated Dow team collaborates with customers and other stakeholders to find solutions to the world's toughest challenges. The Company's values of Respect for People, Integrity and Protecting Our Planet are fundamental beliefs that are ingrained in each action taken, can never be compromised and are the foundation of the Company's Code of Conduct. The Company is dedicated to employee health and safety, and is invested in fostering a culture of inclusion and continuous learning to ensure all Dow employees are respected, valued and encouraged to make their fullest contribution.

The Compensation and Leadership Development Committee and the Environment, Health, Safety & Technology Committee regularly review our approach to human capital management as it aligns to their areas of responsibility. Additional information regarding human capital management can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, the Company's annual Sustainability Report accessible through the Science & Sustainability website at *www.dow.com/sustainability*, and Dow's annual Shine Inclusion Report and the U.S. EEO-1 Workforce Compliance Report accessible through the Inclusion & Diversity website at *www.dow.com/diversity*.

Executive Compensation

Objectives

| **1** Support the achievement of Dow's vision and strategy | **2** Motivate and reward executives when they deliver desired business results and stockholder value | **3** Attract and retain the most talented executives to succeed in today's competitive marketplace | **4** Create an ownership alignment with stockholders |

The objectives of Dow's compensation program are set by the Compensation and Leadership Development Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and program apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base pay, the annual performance award and long-term incentives—are designed to be equitable and fair.



AMBITION

To be the most innovative, customer-centric, inclusive and sustainable materials science company in the world

FINANCIAL PRIORITIES

Profitable Growth

Disciplined Capital Allocation

Low-Cost Operating Model

Best-Owner Mindset

Executive compensation strongly linked to strategic priorities & performance

LEADERSHIP COMPENSATION METRICS

Operating ROC
Relative TSR
Operating EBIT
Free Cash Flow (New)
Cash from Operations (New)
ESG (New)

Management incentives squarely aligned with stockholder interests

Key Executive Compensation Practices

The compensation programs are described in more detail in the CD&A section beginning on page 40. The following table summarizes the Company's key executive compensation practices:

Key Executive Compensation Practices

✓ Active stockholder engagement

✓ Strong pay for performance links between executive compensation outcomes, individual performance and Company financial and market performance

✓ Compensation program structure designed to discourage excessive risk taking

✓ Significant focus on performance-based pay

✓ Each component of target pay benchmarked to median of either the Compensation Peer Group or of the general market, as applicable

✓ Carefully structured Compensation Peer Group with regular Compensation and Leadership Development Committee review

✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs

✓ 100% independent Compensation and Leadership Development Committee

✓ Clawback policy

✓ Anti-hedging/anti-pledging policies applicable to Directors and executive officers

✓ Independent compensation consultant reporting to the Compensation and Leadership Development Committee

✓ No change-in-control agreements

✓ No excise tax gross-ups

✓ Modest perquisites

✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval

✓ Regular review of the Compensation and Leadership Development Committee charter to ensure best practices and priorities

Stockholder Engagement

Throughout the year, members of the management team and in some cases members of the Board continued extensive outreach to stockholders, engaging with investors who collectively held approximately 75% of outstanding shares of common stock of the Company. Through this outreach, the management team updated investors on a range of topics, and also gained an understanding of the perspectives and concerns of each investor. The Board and management team carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

Who We Engage:

- Institutional Investors
- Sell-side Analysts
- Retail Stockholders
- Pension Funds
- Holders of Bonds
- Proxy Advisory Firms
- Rating Agencies/Firms
- Investor Coalitions

How We Engage:

- One-on-one and group meetings in-person and virtually
- Quarterly earnings calls
- Industry and sell-side presentations and conferences
- Company-hosted events and presentations
- Written and electronic communications

Who Participates:

- Executive Management
- Investor Relations
- Senior Leadership
- Subject Matter Experts
- Board of Directors

Key Topics of Engagement:

- Overall business strategy
- Current business conditions
- Financial updates
- Business continuity and actions through the pandemic
- Sustainability, corporate citizenship and social impact
- Corporate governance practices
- Executive compensation

Key Engagement Resources:

- Dow's website *investors.dow.com*
- Quarterly Earnings
- Annual Proxy Statement
- Annual Report
- Annual Meeting
- Shine Inclusion Report
- Sustainability Report
- Public events and presentations
- SEC Filings
- Disclosures to various ratings assessors

The Company continually evaluates enhancements to our corporate governance, ESG and executive compensation practices, and appreciates engaging key stakeholders - including our stockholders - in the evaluation of these enhancements. For example, as we made the following recent decisions:

- We continued our focus on **Board succession planning and refreshment** — electing two new Directors in 2020 (Jill S. Wyant and Gaurdie Banister Jr.), updating Board qualifications and refreshment guidelines, and proving our approach with a strong and diverse group of Director nominees standing for election at the 2021 Meeting.

- We expanded disclosures regarding current Board practices in response to **corporate governance trends and best practices**. Please see the section titled "Corporate Governance" starting on page 18 for more information regarding oversight of risk, leadership structure, Director qualifications, service on other public company boards and the self-evaluation process.

- We reinforced our commitment to continuous improvement of **ESG reporting and disclosures** — progressing implementation of TCFD disclosure recommendations by 2022 and expanding the 2019 Sustainability Report to include disclosure alignment to SASB.

- We demonstrated our commitment to transparency with the external publication of the U.S. EEO-1 Workforce Compliance Report.

- We supported ESG accountability across the Company by adding **ESG metrics in our Executive Compensation and employee Performance Award programs**.

Corporate Governance

Dow is committed to applying sound corporate governance and leadership principles and practices. The Board has adopted a number of policies to support the Company's values and good corporate governance, which are important to the success of the Company's business and in advancing stockholder interests.

Corporate Governance Guidelines

The Board adopted corporate governance guidelines designed to assist Dow and the Board in implementing effective corporate governance practices. The governance guidelines are reviewed regularly by the Corporate Governance Committee in order to continue serving the best interests of Dow and its stockholders. Among other things, these guidelines delineate the Board's responsibilities, independence, leadership structure, qualifications, election, annual self-evaluation, and access to management and advisors.

The Company's corporate governance guidelines, practices and policies are available on the Company's website at *investors.dow.com*, including the following documents:

✓ Corporate Governance Guidelines

✓ Bylaws

✓ Certificate of Incorporation

✓ Director Independence Standards

✓ Board Committee Charters and Membership

✓ Code of Conduct

✓ Code of Financial Ethics

✓ Responsible Sourcing: Conflict Minerals and Human Rights Reports and Policies

✓ U.S. Public Policy and Political Engagement Reports and Policies

Director Independence

The Board has assessed the independence of each non-employee Director in accordance with the standards of independence of the NYSE, SEC rules and as described in the Corporate Governance Guidelines. Based upon these standards, the Board has determined that each of the following Director nominees are independent: Samuel R. Allen, Gaurdie Banister Jr., Wesley G. Bush, Richard K. Davis, Debra L. Dial, Jeff M. Fettig, Jacqueline C. Hinman, Luis A. Moreno, Jill S. Wyant and Daniel W. Yohannes. These independent Director nominees constitute a "substantial majority" of the Board, consistent with the Corporate Governance Guidelines. The Corporate Governance Committee, as well as the Board, will review relationships that Directors may have with the Company and members of management at least annually to make a determination as to whether there are any material relationships that would preclude a Director from being independent.

All members of the Audit, Compensation and Leadership Development, and Corporate Governance Committees are independent Directors under the Corporate Governance Guidelines and applicable regulatory and listing standards.

The Board has also determined that Ajay Banga, Jacqueline K. Barton and James A. Bell who will serve as Directors until the 2021 Meeting are independent Directors, and that Ruth G. Shaw who served as a Director in 2020 was independent at the time she served as Director.

Board Leadership Structure

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Among other duties, the Board appoints the Company's officers, assigns to them responsibility for management of the Company's operations, and reviews their performance.

The Board recognizes that the leadership structure and combination or separation of the CEO and Chairman roles are driven by the needs of the Company. As a result, no policy exists requiring combination or separation of leadership roles. Regardless of the specific board leadership structure, the Company has always incorporated a strong defined leadership role for an independent director.

Currently, the roles of Chairman and CEO are combined with Jim Fitterling serving as Chairman and CEO and Jeff M. Fettig serving as the independent Lead Director. Mr. Fitterling's 37-year tenure and multiple roles with the Company makes him uniquely suited to facilitate the Board's governance oversight of strategy and safe and effective business operation. Mr. Fitterling is the only member of executive management who is also a Director and the only Director who is not independent. Mr. Fettig has significant experience in corporate governance and public company management as the former CEO of a large public company and director on other public company boards.

As part of the ongoing board refreshment activities, the Board has announced its intention to elect a new Lead Director following the 2021 Meeting. The Board thanks Mr. Fettig for his 10 years of dedicated service in various independent lead director and non-executive chair roles and values his continuing service on the Board as well as his distinguished service as an independent director on other public company boards.

In accordance with best practices and the Company's Corporate Governance Guidelines, the independent Directors elect a Director from among their membership to serve as Lead Director. In order to be selected to serve as the independent Lead Director, an individual must have served at least one full year on the Board, effectively communicate and engage with the other independent Directors, and possess public company and corporate governance experience. The Lead Director has clearly defined leadership authority and responsibilities including:

- leadership of executive sessions of the independent Directors or other meetings at which the Chairman is not present;

- authority to call meetings of the independent Directors;

- coordinating with the Chairman to call Board meetings;

- serving as a liaison between the Chairman and the independent Directors as required;

- coordinating with the Chairman and Committee chairs to set and approve the Board schedule and agenda to assure sufficient consideration of all agenda items;

- determining the appropriate materials to be provided to the Board;

- serving as focal point for stockholder communications with the independent Directors and requests for consultation addressed to independent members of the Board;

- the ability to retain outside professionals on behalf of the Board as the Board may determine is necessary or appropriate; and

- such other functions as the Board may direct from time to time.

The election of a separate Lead Director and supporting governance practices such as the use of executive sessions, the Board's robust Committee structure and substantial majority of independent Directors, ensure a strong and independent Board.

The Board supports this balanced leadership structure as the right structure for Dow at this time, providing effective leadership, management accountability and alignment with long-term interests of stockholders.

Board Committees

Committees perform many important functions. The responsibilities of each Committee are stated in the Bylaws and in their respective Committee charters. The Board, upon the recommendation of the Corporate Governance Committee, elects members to each Committee and has the authority to change Committee chairs, memberships and the responsibilities of any Committee as set forth in the Bylaws.

The Board currently has four Committees (individually a "Committee" and collectively the "Committees"). A brief description of the Committees, their responsibilities and Committee member assignments as of the date of this Proxy Statement are provided below. Each Committee's Chair reports to the Board on the topics discussed and actions taken at each Committee meeting. The Committees work together and with the Board to help ensure that the Committees and the Board have received all information necessary to permit them to fulfill their duties and responsibilities.

Ajay Banga, Jacqueline K. Barton and James A. Bell are not standing for re-election and will retire effective April 15, 2021. The Board will announce updates to Committee assignments following the 2021 Meeting.

Chair: James A. Bell

Members: Wesley G. Bush
Richard K. Davis
Jacqueline C. Hinman
Daniel W. Yohannes

Independence: All members of the Audit Committee are independent Directors under the Board's Corporate Governance Guidelines and applicable regulatory and listing standards.

Financial Expertise: The Board has determined that all members of the Audit Committee are financially literate and audit committee financial experts within the meaning of applicable regulatory and listing standards.

Number of Meetings in 2020: 10

AUDIT COMMITTEE

Responsibilities:

- Nominates, engages and replaces, as appropriate, the Company's independent registered public accounting firm, subject to stockholder ratification, to audit the Company's consolidated financial statements.
- Meets periodically with management to discuss current and, if any, proposed, guidelines and policies governing the processes used to assess, monitor and control the Company's major risk exposures, including financial or cyber risk exposures, as well as, if any, actual major risk exposures.
- Provides oversight on the external reporting process and the adequacy of the Company's internal controls.
- Reviews effectiveness of the Company's systems, procedures and programs designed to promote and monitor compliance with applicable laws and regulations and receives prompt reports on any compliance matter that could adversely impact the Company's external reporting process or adequacy of internal controls.
- Reviews the scope of the audit activities of the independent registered public accounting firm and the Company's internal auditors and appraises audit efforts of both.
- Reviews services provided by the Company's independent registered public accounting firm and other disclosed relationships as they bear on the independence of the Company's independent registered public accounting firm.
- Preapproves all services and fees performed by the Company's independent registered public accounting firm.
- Establishes procedures for the receipt, retention and resolution of complaints regarding accounting, internal controls or auditing matters.
- In conjunction with the Corporate Governance Committee, regularly reviews and recommends to the Board for approval, any changes to the Company's Code of Conduct and Code of Financial Ethics (and any waivers as may be granted in accordance with such codes).

A Summary of the Audit Committee Policy on Preapproval of Services Performed by the Independent Registered Public Accounting Firm is included as part of Agenda Item 5: Ratification of Independent Registered Public Accounting Firm in this Proxy Statement.

Chair: Jeff M. Fettig

Members: Samuel R. Allen
                 Ajay Banga
                 Gaurdie Banister Jr.
                 Jill S. Wyant

Independence: All members of the Compensation and Leadership Development Committee are independent Directors under the Board's Corporate Governance Guidelines and applicable regulatory and listing standards.

Number of Meetings in 2020: 5

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

Responsibilities:

- Retains compensation consultants that the Committee, in its sole discretion, deems appropriate to fulfill its duties and responsibilities; the Committee sets the compensation and oversees the work of the consultants, including approval of an applicable executive compensation peer group.
- Assesses current and future senior leadership talent for Company officers.
- Reviews and monitors the Company's work environment and culture including diversity and inclusion philosophy, commitment and results.
- Assists the Board in succession planning for the roles of Chairman and CEO.
- Evaluates the performance of the Chairman and the CEO in light of the goals and objectives set by the Committee and, together with the other independent members of the Board, determines and approves the compensation of the Chairman and the CEO based on this evaluation.
- Recommends and approves the principles guiding the Company's executive officer compensation and benefits plans as well as other compensation and benefits plans.
- Reviews the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking and evaluates compensation policies and practices that could mitigate any such risk.
- Reviews perquisites or other personal benefits provided to the Company's executive officers and directors and recommends any changes to the Board.
- Reviews and approves the terms of any compensation "clawback" or similar policy or agreement between the Company and the Company's executive officers or senior leadership.
- Works with management to develop the CD&A and the Compensation Committee Report for inclusion in the Company's Annual Report on Form 10-K or annual meeting Proxy Statement.
- Considers the voting results of any proposal submitted to the Company's stockholders related to the compensation of the Company's executive officers.

Chair: Samuel R. Allen

Members: Ajay Banga
                 James A. Bell
                 Richard K. Davis
                 Jeff M. Fettig

Independence: All members of the Corporate Governance Committee are independent Directors under the Board's Corporate Governance Guidelines and applicable regulatory and listing standards.

Number of Meetings in 2020: 5

CORPORATE GOVERNANCE COMMITTEE

Responsibilities:

- Establishes the process for identifying and evaluating director nominees, determines the qualifications, qualities, skills and other expertise required to be a director, and recommends to the Board nominees for election to the Board.
- Reviews the composition of the Board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance qualifications and composition.
- Monitors the functioning of Board Committees and oversees the annual assessment of the Board and its Committees.
- Oversees the Company's corporate governance practices, including reviewing and recommending to the Board for approval any changes to the Company's Certificate of Incorporation, Bylaws, Board leadership and Committee charters.
- In conjunction with the Audit Committee, reviews and recommends to the Board for approval any changes to the Company's Code of Conduct and Code of Financial Ethics (and any waivers as may be granted in accordance with such codes).
- Reviews and approves any transaction between the Company and any related person in accordance with the Company's related person transaction approval policy.
- Oversees the Company's orientation program for new directors and a continuing education program for current directors.

Chair: *Jacqueline K. Barton*

Members: *Gaurdie Banister Jr.*
Wesley G. Bush
Jacqueline C. Hinman
Jill S. Wyant
Daniel W. Yohannes

Independence: All members of the EHS&T Committee are independent Directors consistent with governance best practices.

Number of Meetings in 2020: 5

ENVIRONMENT, HEALTH, SAFETY & TECHNOLOGY (EHS&T) COMMITTEE

Responsibilities:

- Assesses current aspects of the Company's environment, health and safety policies and performance and makes recommendations to the Board and the management of the Company with regard to promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations and programs to manage risk.
- Oversees and advises the Board on matters impacting corporate social responsibility, public policy, philanthropy and the Company's public reputation.
- Oversees and advises the Board on the Company's sustainability efforts including efforts to reduce carbon emissions and eliminate plastic waste.
- Oversees the assessment of all aspects of the Company's science and technology capabilities in all phases of its activities in relation to its strategies and plans and makes recommendations to the Board and the management of the Company with the goal of continually enhancing the Company's science and technology capabilities.
- Oversees the Company's policies on political contributions and lobbying expenses and reviews an annual report on the Company's political contributions and lobbying expenses.

Board's Role in the Oversight of Risk Management

The Board is responsible for overseeing the overall risk management process for the Company, including review and approval of the enterprise risk management model and process implemented by management to identify, assess, manage and mitigate risk. Risk management is considered a strategic priority within the Company, and responsibility for managing risk rests with executive management while the Committees and the Board as a whole oversees the process. Specifically, the Board has responsibility for overseeing the strategic planning process and reviewing and monitoring management's execution of the corporate and business plans, and each Committee is responsible for oversight of specific risk areas relevant to their respective charters. This risk management process is reviewed at least annually with key risks regularly evaluated at meetings of the Committees and Board, including economic, environmental and social impacts. This process also includes an assessment of potential cyber-attacks and the ongoing review of the Company's comprehensive cyber security program.

The oversight responsibility of the Board and Committees is enabled by an enterprise risk management model and process implemented by management that is designed to identify, assess, manage and mitigate risks. The Audit Committee is responsible for overseeing that management implements and follows this risk management process and for coordinating the outcome of reviews by the other Committees in their respective risk areas.

Committee	Area(s) of Risk Management Oversight Responsibility
Audit Committee	Risk management process; Management and effectiveness of accounting, auditing, external reporting, compliance and internal controls, and cyber security
Compensation and Leadership Development Committee	Executive compensation practices and disclosures, succession planning and workplace culture
Corporate Governance Committee	Director independence, refreshment and succession planning, overall Board effectiveness, potential conflicts of interest and other governance and compliance matters
Environment, Health, Safety & Technology Committee	Environment, health and safety policies and operations, emerging regulatory developments and compliance

Although each Committee is responsible for overseeing the management of certain risks as described above, the full Board is regularly informed by the Committees about these risks. This enables the Board and the Committees to coordinate risk oversight and the relationships among the various risks faced by the Company.

Stockholder Engagement

Throughout the year, the Board and members of the management team continued extensive outreach to stockholders, engaging with investors who collectively held approximately 75% of outstanding shares of common stock of the Company. Through this outreach, the management team updated investors on a range of topics, and also gained an understanding of the perspectives and concerns of each investor. The Board and management team carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 17.

Communications with the Board and Directors

Stockholders and other parties interested in communicating directly with the full Board, the Chairman, or the independent Directors as a group or individually, may do so by mail addressed to Dow Inc. in care of the Office of the Corporate Secretary, 2211 H.H. Dow Way, Midland, Michigan 48674.

The independent Directors have approved procedures for handling correspondence received by the Company and addressed to the Board, Chairman, or the independent Directors individually or as a group. Communications will be distributed to any or all Directors as appropriate, depending upon the individual communication. However, the Directors have requested that communications that do not directly relate to their duties and responsibilities as Directors of the Company be excluded from distribution and deleted from email that they access directly. Such excluded items include "spam"; advertisements; mass mailings; form letters and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; surveys; and individual product inquiries or complaints. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will also be screened for omission by the Office of the Corporate Secretary. Any omitted or deleted communication will be made available to any Director upon such Director's request. Concerns relating to accounting, internal controls, auditing or ethical matters are brought to the attention of the internal audit function and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Board, Committee and Annual Meeting Attendance

Dow held six Board meetings and the Committees of the Board collectively held twenty-five meetings for a total of thirty-one meetings in 2020. All of the Directors attended more than 75% of all Board meetings and the meetings of the Committees on which the Director served (during the period in which the Director served), with average attendance greater than 95%. The Directors are encouraged to attend the annual meetings of stockholders, and all of the Directors and nominees at the time attended the April 9, 2020 meeting.

Executive Sessions of Directors

The non-employee Directors meet in executive session in connection with each regularly scheduled meeting of the Board, and at other times as they may determine appropriate. During 2020, there were six executive sessions of the Dow Board led by the Non-Executive Chairman until April 9, 2020 when the Lead Director was appointed and assumed the responsibility for leading the executive sessions. The Committees typically meet in executive session in connection with every Committee meeting.

Director Qualifications and Diversity

There are certain minimum qualifications for Board membership that Director candidates should possess, including strong values and discipline, high ethical standards, a commitment to full participation on the Board and its Committees, and relevant career experience. The Corporate Governance Committee has adopted guidelines to be used in evaluating candidates for Board membership in order to ensure a diverse and highly qualified Board that, as a whole, reflects a broad range of viewpoints, experiences and expertise. In addition to the characteristics mentioned above, the guidelines provide that candidates should possess individual skills, experience and demonstrated abilities that help meet the current needs of the Board and provide for diversity of membership, such as experience or expertise in some of the following areas: the specific industries in which the Company operates, global business, science and technology, finance and/or economics, corporate governance, public policy, government affairs and prior government service, environmental and/or social impact experience, and experience as chief executive officer, chief operating officer, chief financial officer or other senior leader of a major company. Other factors that are considered include independence of thought, willingness to comply with Director stock ownership guidelines, meeting applicable Director independence standards (where independence is desired) and absence of conflicts of interest. The Corporate Governance Committee may modify the minimum qualifications and evaluation guidelines from time to time as it deems appropriate.

Guidelines for Director qualifications are included in the Corporate Governance Guidelines. The guidelines for Director qualifications demonstrate the Company's commitment to ethnic and gender diversity by requiring that diverse candidates be included in the Company's initial director search list for the identification and nomination of Director candidates, and that candidates are evaluated to provide for a diverse and highly qualified Board. The Corporate Governance Committee and the full Board implement and assess the effectiveness of these guidelines and the commitment to diversity by referring to these guidelines in the review and discussion of Board candidates when assessing the composition of the Board and by including questions regarding the diversity of the Board membership in the Board's annual self-evaluations.

Director Orientation and Engagement

Directors are active and engaged starting with onboarding. All new Directors participate in a robust orientation to familiarize Directors with the Company's plans, its significant financial, accounting and risk management issues, its policies and compliance processes, including the Code of Conduct and its strategic priorities. On an ongoing basis, Directors receive materials or briefing sessions regarding the operations of the Company, key initiatives and risks. Each regularly scheduled Board meeting includes a key business spotlight where senior management presents the details of their business, including updates on financial results, geographic footprint, human capital and key innovations.

Outside experts, including in the areas of the environment, social and governance matters and country risk, are invited to make in-depth presentations to Directors during the Board's regular meeting cycle. While some in-person activities have been paused during the COVID-19 pandemic, site and facility tours are frequently arranged and will resume once health and safety guidelines permit.

Identifying Director Candidates

Among the Corporate Governance Committee's most important functions is the selection of Directors who are recommended to the Board as candidates for election. The Corporate Governance Committee has adopted a process for identifying new Director candidates. The Corporate Governance Committee has established in its charter and in the Corporate Governance Guidelines its commitment to include qualified candidates to promote ethnic and gender diversity on the Company's Board. When reviewing and recommending guidelines to evaluate candidates for membership on the Board, the Corporate Governance Committee requires the inclusion of diverse candidates in its initial director search list based on factors such as age, race, gender or sexual identity, ethnicity, culture and nationality and qualifications such as a commitment to inclusion and diversity and knowledge of global matters and international experience. The Corporate Governance Committee also reviews the composition of the board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance of qualifications and experience, ethnic and gender diversity and tenure. Recommendations may be received by the Corporate Governance Committee from various sources, including current or former Directors, a search firm retained by the Corporate Governance Committee to assist in identifying and evaluating potential candidates, stockholders, Company executives, and by self-nomination. The Corporate Governance Committee is also open to accepting stockholders' suggestions of candidates to consider as potential Board members as part of the Corporate Governance Committee's periodic review of the size and composition of the Board and its

Committees. Such recommendations should be sent to the Corporate Governance Committee through the Office of the Corporate Secretary. The Corporate Governance Committee uses the same robust process to evaluate Director nominees recommended by stockholders as it does to evaluate nominees identified by other sources.

Director Candidate Nominations through Proxy Access

The Bylaws set forth procedural and content requirements for director candidate nominations through proxy access. As more specifically provided in the Bylaws, a stockholder or group of up to twenty stockholders owning 3% or more of the Company's outstanding shares of common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements detailed in the Bylaws. Nominations should be sent to the Office of the Corporate Secretary in accordance with the procedural and content requirements set forth in the Bylaws, the full text of which is available on the Company's website at *investors.dow.com*.

Service on Other Public Company Boards

Directors are expected to advise the Chairman, the Lead Director, the Chair of the Corporate Governance Committee and the Secretary in advance of accepting an invitation to serve on a board of directors or audit committee of a public company. It is the policy of the Board that an independent Director may not serve on more than four public company boards (including the Company) and, if an active public company executive, no more than two public company boards (including the Company). Any exception requires a determination by the Board that such service does not impair the ability of the Director to effectively serve on the Company's Board.

The simultaneous service on the audit committees of more than three other public companies requires a determination by the Board that such simultaneous service does not impair the ability of such member to effectively serve on the Company's Audit Committee.

Board and Committee Evaluation Process

The self-evaluation process is an effective tool in ensuring sound corporate governance practices, which are important to the success of the Company's business and in advancing stockholder interests. As provided in the Corporate Governance Guidelines, Committee charters and the stock exchange listing standards, the Board and each of its Committees are required to conduct an annual self-evaluation of its performance with a particular focus on overall effectiveness. The self-evaluation process provides valuable insight regarding areas of effectiveness and opportunities for improvement. For example, feedback on the composition of the Board supported recent refreshment efforts and prompted corresponding updates in the Corporate Governance Guidelines.



Determine **Approach**
Governance Committee considers the self-evaluation process and timing; sets criteria

Conduct **Evaluation**
Formal opportunity for directors to provide feedback on the Board and its Committees

Review **Feedback**
Responses discussed during executive session of the Board and Committees

Take **Action**
Opportunities for improvement are identified and addressed

Ongoing **Review**
Continuous assessment of effectiveness and performance during executive sessions

Board Refreshment

The Corporate Governance Committee has responsibility for reviewing the composition of the Board and recommending refreshment to meet the evolving needs of the Company and maintain an appropriate balance of 1) qualifications and experience, 2) ethnic and gender diversity, and 3) tenure of longer-serving Directors with continuity and depth of Company knowledge and new Directors with fresh perspective.

The Corporate Governance Committee reviews the annual Board and Committee self-evaluations to identify additional director qualifications, skills, experience, attributes and diversity that would enhance overall Board effectiveness.

No Director may stand for reelection to the Board after reaching age 72, unless the majority of the other Directors determines that it is in the best interests of the Company to extend the retirement date for an additional period of time as deemed reasonable and appropriate. Age-based retirement practices help the Board prepare for turnover and engage in succession planning.

Code of Conduct

The Board has adopted a Code of Conduct and a Code of Financial Ethics. The full text of the Codes are available on the Company's website at *investors.dow.com*. In addition, Dow discloses on its website any waiver of or amendment to the Code of Conduct requiring disclosure under applicable rules.

Political Engagement and Disclosure

Government policy is one of the most powerful external forces affecting Dow today. New laws and changes to existing laws can fundamentally impact the Company's operations and the markets where it does business—and in turn, the Company's bottom line, thereby affecting Dow and its subsidiaries, employees, retirees, suppliers, customers, communities and stockholders.

Because the impact of government policy is critical to the Company's success, Dow actively participates in both policymaking and political processes, through legal advocacy efforts and by making political contributions to candidates, parties and causes. Dow is committed to the highest standard of ethical conduct in its involvement in policymaking and the political process. As part of Dow's commitment to transparency, materials on political policy and engagement are available on the Company's website at *investors.dow.com.*

Certain Relationships and Related Transactions

Dow and its subsidiaries purchase products and services from and/or sell products and services to companies of which certain of the Directors and executive officers of Dow, or their immediate family members, are employees. The Corporate Governance Committee and the Board have reviewed such transactions and relationships and do not consider the amounts involved in such transactions material. Such purchases from and sales to each company involve less than either $1,000,000 or 2% of the consolidated gross revenues of each of the purchaser and the seller, and all such transactions are in the ordinary course of business. Some such transactions are continuing and it is anticipated that similar transactions will occur from time to time. The Company may have employees who are related to Dow executive officers and Directors from time to time.

Agreements with Dow, DuPont and Corteva

In connection with the spin-off of Dow Inc. from DowDuPont Inc. on April 1, 2019, Dow entered into certain agreements to effect the separation of DowDuPont Inc.'s agriculture, materials science and specialty products businesses, including by providing for the allocation among Dow, DuPont de Nemours, Inc. and Corteva, Inc. of DowDuPont Inc.'s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities), and provide a framework for Dow's relationship with DuPont de Nemours, Inc. and Corteva, Inc. following the separation. For more information regarding the spin-off of Dow from DowDuPont Inc. on April 1, 2019, and the agreements that Dow entered into with DuPont de Nemours, Inc. and Corteva, Inc., please refer to the Current Report on Form 8-K filed by Dow Inc. with the SEC on April 2, 2019.

Related Person Transactions

The Board has adopted written policies and procedures relating to the approval or ratification of each "Related Person Transaction." Under Dow's policies and procedures, a "Related Person Transaction" is generally any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (b) the Company is a participant, and (c) any Related Person has or will have a direct or indirect material interest. A "Related Person" is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director of the Company, (b) person who is a greater than 5% beneficial owner of the Company's outstanding common stock, or (c) Immediate Family Member of any of the foregoing.

Under the policies and procedures, the Corporate Governance Committee (or its Chair, under some circumstances) reviews the relevant facts of all proposed Related Person Transactions and either approves or disapproves of the entry into a particular Related Person Transaction, by taking into account, among other factors it deems appropriate: (i) the commercial reasonableness of the transaction; (ii) the materiality of the Related Person's direct or indirect interest in the transaction; (iii) whether the transaction may involve a conflict of interest, or the appearance of one; (iv) whether the transaction was in the ordinary course of business; and (v) the impact of the transaction on the Related Person's independence under the Corporate Governance Guidelines and applicable regulatory and listing standards.

No Director may participate in any consideration or approval of a Related Person Transaction for which he or she or any of his or her immediate family members is the Related Person. Related Person Transactions are approved or ratified only if they are determined to be in the best interests of Dow and its stockholders.

If a Related Person Transaction that has not been previously approved or previously ratified is discovered, the Related Person Transaction will be presented to the Corporate Governance Committee for ratification. If the Corporate Governance Committee does not ratify the Related Person Transaction, then the Company either ensures all appropriate disclosures regarding the transaction are made or, if appropriate, takes all reasonable actions to attempt to terminate the Company's participation in the transaction.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons") to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the common stock and other equity securities of the Company, generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its Directors and executive officers by monitoring transactions and completing and filing reports on their behalf.

Based solely upon a review of SEC filings furnished to the Company and written representations that no other reports were required, all Reporting Persons complied with these reporting requirements during fiscal year 2020.

Agenda Item 1: Election of Directors

Election of Directors

In accordance with the recommendation of the Corporate Governance Committee, the Board has nominated the following individuals for election as Directors. A biography is included for each nominee beginning on page 30. Directors are elected annually by a majority of votes cast.

	Name and Principal Occupation	Age[(a)]	Director Since[(b)]	Independent	Number of Other Public Company Boards	Public company CEO/CFO experience	Public policy experience	Technology and science expertise	Financial and accounting expertise	Manufacturing and industry experience	Corporate governance experience	Environmental and social impact experience
	Samuel R. Allen Former Chairman and CEO, Deere & Company	67	2019	✓	1	✓				✓	✓	
	Gaurdie Banister Jr. Former President & CEO, Aera Energy LLC	63	2020	✓	1		✓	✓	✓	✓	✓	✓
	Wesley G. Bush Former Chairman and CEO, Northrop Grumman Corporation	60	2018	✓	2	✓	✓	✓	✓	✓	✓	✓
	Richard K. Davis President and CEO, Make-A-Wish America	63	2015	✓	1	✓	✓		✓		✓	
	Debra L. Dial Senior Vice President and Controller, AT&T Inc.	60	Nominee	✓	0		✓	✓	✓			✓
	Jeff M. Fettig Former Chairman and CEO, Whirlpool Corporation	64	2003	✓	1	✓			✓	✓	✓	
	Jim Fitterling Chairman and CEO, Dow Inc.	59	2018		1	✓		✓	✓	✓	✓	✓
	Jacqueline C. Hinman Former Chairman and CEO, CH2M HILL	59	2018	✓	2	✓		✓	✓	✓	✓	✓
	Luis A. Moreno Former President, Inter-American Development Bank Group	67	Nominee	✓	0		✓	✓				✓
	Jill S. Wyant Executive Vice President of Innovation and Transformation, Ecolab Inc.	49	2020	✓	0			✓		✓		✓
	Daniel W. Yohannes Former U.S. Ambassador to the Organisation for Economic Co-operation and Development	68	2018	✓	1		✓		✓		✓	✓

(a) As of April 15, 2021.

(b) Reflects cumulative years served as: a Dow Inc. Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable.

Ajay Banga, Jacqueline K. Barton and James A. Bell are not standing for re-election and will retire effective April 15, 2021.

Director Nominee Qualifications and Composition

The Corporate Governance Committee and the Board believe that the qualifications and attributes set forth in this Proxy Statement for the nominees support the conclusion that these individuals are qualified to serve as Directors of the Company and collectively bring a balance of relevant skills, professional experience, and diversity of background allowing them to effectively oversee the Company's business.

Qualifications

Public company CEO/CFO experience
Directors who have held leadership positions in a public company possess an understanding of the regulations and considerations that are unique to a public company.
6/11

Public policy experience
Directors with public policy and government experience have key insight into the role of regulatory issues and government affairs affecting the Company.
6/11

Technology and science expertise
Directors who have expertise in the science or technology fields are particularly important given the Company's focus on research and innovation.
7/11

Financial and accounting expertise
Directors with an advanced understanding of finance and accounting provide strong oversight of the Company's preparation of financial statements and risk management.
8/11

Manufacturing and industry experience
Directors who have experience in the industry and markets served by the Company offer valuable perspective for operations.
7/11

Corporate governance experience
Directors with previous public company board experience enhance the Board's corporate governance practices.
8/11

Environmental and social impact experience
Directors with environmental, sustainability and social impact experience strengthen the Board's oversight of environmental and social policies, initiatives and reporting.
8/11

Composition

The following graphics depict the composition of the eleven Director nominees as of the 2021 Meeting:



independence — **91%**
1
10
■ independent
■ non-independent

diversity — **55%**
3
3
5
■ women
■ U.S. ethnic minorities

tenure(a) — **Average ~3 years**
1
1
9
■ 0-5 years
■ 5-10 years
■ 10+ years

(a) Reflects cumulative years served as a Dow Inc. Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or as a TDCC Director as applicable.

Each of these qualifications and attributes provides a balance of perspectives that contribute to the Board's effectiveness in overseeing the business and strategy of the Company. Each of the nominees possesses skills and experiences that align with the current needs of the Company. The Corporate Governance Committee and Board have determined that the individuals nominated for election are qualified to serve as Directors of the Company.

Director Nominees for Election

The Board presents eleven nominees for election as Directors at the 2021 Meeting. The information set forth below supports the conclusion that these individuals are highly qualified to serve on the Board.

Each of the Director nominees consented to being named as a nominee in the proxy materials and to serve if elected. Each Director elected at the 2021 Meeting will serve until the 2022 Annual Meeting of Stockholders or until a successor is duly elected and qualified.

Each nominee, except Debra L. Dial and Luis A. Moreno, currently serves as a Director on the Board. Samuel R. Allen, Wesley G. Bush, Richard K. Davis, Jeff M. Fettig, Jim Fitterling, Jacqueline C. Hinman, Jill S. Wyant and Daniel W. Yohannes were previously elected as Directors by the Company's stockholders. Gaurdie Banister Jr. joined the Board upon appointment to serve as Director effective August 13, 2020. Debra L. Dial and Luis A. Moreno were recommended for nomination as Directors by the Board with the support of the Corporate Governance Committee.

Ajay Banga, Jacqueline K. Barton and James A. Bell are retiring from the Board and not standing for re-election at the 2021 Meeting; the Board thanks these Directors for their exemplary service to Dow.

The information below is current as of the date of this Proxy Statement.



Age: 67

Director since: 2019

Committees:
- Compensation
- Governance, Chair

SAMUEL R. ALLEN
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DEERE & COMPANY

Experience:
Mr. Allen is the former Chairman and Chief Executive Officer of Deere & Company, a world-leading provider of products and services for agriculture, construction, road-building, forestry, and turf care. He served as Chairman at Deere & Company from February 2010 to May 2020, Director from June 2009 to May 2020, and Chief Executive Officer from August 2009 to November 2019. Mr. Allen joined Deere in 1975 and held various executive positions until assuming the role of Chairman and Chief Executive Officer.

Qualifications:
Mr. Allen brings global business and leadership expertise as the former Chairman and Chief Executive Officer of Deere. He has extensive experience and knowledge of international business operations, manufacturing, marketing and sales, which is particularly important given the global presence and nature of the operations of the Company. Mr. Allen has public company board experience resulting in corporate governance and compensation expertise, as well as board leadership experience.

Other Public Company Directorships:
- Whirlpool Corporation (since 2010)



Age: 63

Director since: 2020

Committees:
- Compensation
- EHS&T

GAURDIE BANISTER JR.
FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER, AERA ENERGY LLC

Experience:
Mr. Banister is the former President and CEO of Aera Energy LLC, an oil and gas exploration and production company jointly owned by Shell Oil Company and ExxonMobil; he served from 2007 to 2015. Prior to Aera Energy, Mr. Banister served in executive level positions at Shell Oil as technical Vice President, Upstream Asia Pacific from 2005 until 2007, and Upstream Americas from 2003 until 2005, overseeing drilling and development activities. From 2001 to 2003 he served as Vice President of Business Development and Technology. He was President USA and Executive Vice President of Shell Services EP Gas and Power from 1998 to 2001. Mr. Banister joined Shell Oil in 1980 as an offshore facilities engineer. He served on the Board of Directors of the Bristow Group from 2017 to 2019 and Marathon Oil from 2015 to 2018.

Qualifications:
Mr. Banister brings significant global business and leadership expertise as former CEO of one of California's largest oil and gas producers and public company board experience. He has a strong background in engineering and the oil industry, and provides valuable perspective in strategic planning, risk management and operational excellence which is relevant to Dow's business operations.

Other Public Company Directorships:
- Tyson Foods, Inc. (since 2011)



Age: 59

Director since: 2018

Committees:
- Audit
- EHS&T

WESLEY G. BUSH
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, NORTHROP GRUMMAN CORPORATION

Experience:
Mr. Bush was the Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense technology company, until 2019. Mr. Bush served as Northrop Grumman's Chairman from 2011 to July 2019, Director from 2009 to July 2019 and Chief Executive Officer from 2010 to 2018. Previously, Mr. Bush served as the company's Chief Operating Officer, Chief Financial Officer and president of its Space Technology Business. Prior to the acquisition of TRW by Northrop Grumman in 2002, Mr. Bush served as President and Chief Executive Officer for TRW's UK-based global Aeronautical Systems. Prior to joining TRW in 1987, he held engineering positions with both the Aerospace Corporation and Comsat Labs. Mr. Bush was named to the DowDuPont Inc. Materials Advisory Committee in August 2018 and served until April 2019.

Qualifications:
Mr. Bush brings significant leadership experience, including as a public company Chief Executive Officer, with a strong background in the industrials sector and in engineering. Mr. Bush is also a proven operator as a former Chief Operating Officer and is also experienced in finance and accounting, environmental and safety issues, governance, governmental and stakeholder relations, human resources, information technology, strategic planning and transportation.

Other Public Company Directorships:
- Cisco Systems Inc. (since 2019)
- General Motors Co. (since 2019)



Age: 63

Director since: 2015

Committees:
- Audit
- Governance

RICHARD K. DAVIS
PRESIDENT AND CHIEF EXECUTIVE OFFICER, MAKE-A-WISH AMERICA

Experience:
Mr. Davis is the President and Chief Executive Officer of Make-A-Wish America, a position he has held since January 2019. Mr. Davis was the Executive Chairman and Chief Executive Officer of U.S. Bancorp, parent company of U.S. Bank, the fifth largest commercial bank in the United States. He served as Executive Chairman from December 2007 to April 2018, Chief Executive Officer from December 2006 to April 2017, and held various other executive positions at U.S. Bancorp including President and Chief Operating Officer. Mr. Davis was an Executive Vice President at Bank of America and Security Pacific Bank prior to joining Star Banc Corporation, which was one of U.S. Bancorp's legacy companies. Mr. Davis served as director of Xcel Energy Inc. from March 2006 to May 2020. Mr. Davis served as a Director of TDCC from 2015 until September 2017 when he became a member of the DowDuPont Inc. Materials Advisory Committee and then, in July 2018, a director of DowDuPont Inc. Mr. Davis resigned from the DowDuPont Inc. Board in April 2019.

Qualifications:
Mr. Davis brings global business and leadership experience as a former Chairman and Chief Executive Officer of a public company, particularly in industries subject to extensive regulation. He has extensive experience and knowledge of international business operations, financial services and capital allocation, which is particularly important given the global presence and financial aspects of the Company. Mr. Davis has additional public company board experience across the financial services and medical industries resulting in additional corporate governance and compensation experience, financial expertise and board leadership experience.

Other Public Company Directorships:
- Mastercard Incorporated (since 2018)



Age: 60

Director Nominee

DEBRA L. DIAL
SENIOR VICE PRESIDENT AND CONTROLLER, AT&T INC.

Experience:
Ms. Dial is the Senior Vice President and Controller of AT&T Inc., a global telecommunications and media company, a role she has held since January 2016. Previously Ms. Dial served as Vice President of Finance for AT&T Capital Management with responsibility for capital allocation, budgeting and governance over an annual spend of $20 billion, and as CFO for the AT&T Chief Information and Technology Officers. Prior to joining AT&T in December 1996, Ms. Dial spent ten years at KPMG in their audit practice.

Qualifications:
Ms. Dial is a senior finance executive with over 25 years of experience in financial reporting, accounting policy, and capital allocation with a Fortune 10 global telecommunications and media company. Ms. Dial brings a broad perspective and strategic insights through her experience in driving sizeable merger integration; leading successful cost transformation; executing M&A valuation analysis; overseeing SEC reporting, financial policy and governance; managing long-term financial planning; focusing on enterprise risk management; and supporting investor relations, all of which are key areas of focus for the Company.

Other Public Company Directorships:
- None



Age: 64

Director since: 2003

Committees:
- Compensation, Chair
- Governance

JEFF M. FETTIG
LEAD DIRECTOR, DOW INC.
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WHIRLPOOL CORPORATION

Experience:
Mr. Fettig is the former Chairman and Chief Executive Officer of Whirlpool Corporation, a manufacturer of home appliances. He served as Chairman from 2004 to December 2018, and Chief Executive Officer from 2004 to October 2017. Mr. Fettig joined Whirlpool Corporation in 1981 and held various executive positions until assuming the role of Chairman and Chief Executive Officer. Mr. Fettig served as a Director of TDCC from 2003 until September 2017 when he became a Director of DowDuPont Inc. Mr. Fettig resigned from the DowDuPont Inc. Board in April 2019. Mr. Fettig has served as Lead Director since April 2020.

Qualifications:
Mr. Fettig brings global business and leadership experience as the former Chairman and Chief Executive Officer of Whirlpool Corporation. He has extensive experience and knowledge of corporate governance, international business operations, manufacturing, marketing, sales and distribution which is particularly important given the global presence and nature of the operations of the company. Mr. Fettig also has extensive experience and knowledge of consumer dynamics, branded consumer products, and end-user markets and servicing relevant to the business operations and focus of the company.

Other Public Company Directorships:
- Sherwin-Williams Co. (since 2019)



Age: 59

Director since: 2018

JIM FITTERLING
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, DOW

Experience:
Mr. Fitterling is the Chairman and Chief Executive Officer of Dow. Mr. Fitterling has been the Chairman since April 2020 and Chief Executive Officer since August 2018. He also serves TDCC as Chairman since April 2020 and Chief Executive Officer since July 2018. Prior to that role, Mr. Fitterling was the Chief Operating Officer of the DowDuPont Inc. Materials Science Division from September 2017 until April 2019. Mr. Fitterling first joined Dow in 1984 and has held various other executive positions, including President, Chief Operating Officer, Vice Chairman of Business Operations, Senior Vice President of Corporate Development, and President of the Plastics and Hydrocarbons businesses. Mr. Fitterling was a member of the board of directors of Chemical Financial Corporation until July 2019. Mr. Fitterling serves as the 2021 chairman of board of directors of the American Chemistry Council.

Qualifications:
Mr. Fitterling played a key role in the Company's transformation, from lower-margin, commodity businesses to one more deeply focused on higher-growth, consumer demand-driven markets that value innovation—with the goal of creating the most innovative, customer-centric, inclusive and sustainable materials science company in the world. During his 37-year career at Dow, Mr. Fitterling has held leadership positions in many of the Company's business units, in corporate development and in business operations. In addition, he served as the business lead in Dow's successful launch of its next-generation sustainability goals. At his direction, in January 2019, Dow became a founding member of the Alliance to End Plastic Waste, an initiative to accelerate efforts to drive innovation, provide much-needed resources, and take decisive action to put an end to plastic waste in the environment.

Other Public Company Directorships:
- 3M Company (since 2021)



Age: 59

Director since: 2018

Committees:
- Audit
- EHS&T

JACQUELINE C. HINMAN
FORMER CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, CH2M HILL COMPANIES

Experience:
Ms. Hinman was the Chairman, President and Chief Executive Officer of CH2M HILL Companies ("CH2M"), an engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions for clients and communities around the world. Ms. Hinman joined the board of directors of CH2M in 2008, and was elected Chairman and Chief Executive Officer of CH2M in 2014 in order to execute a turnaround of the firm, ultimately leading to the company's successful merger with Jacobs Engineering in December 2017. Ms. Hinman was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

Qualifications:
Ms. Hinman brings senior management and leadership capabilities having served as Chairman, President, and Chief Executive Officer of CH2M, including deep experience with global manufacturing companies. Ms. Hinman's experience in a global engineering consulting business provides her with a unique knowledge of environmental and sustainability issues globally. Ms. Hinman also brings international operations, strategic planning, finance, accounting, supply chain, technology, marketing and inclusion expertise to the Board.

Other Public Company Directorships:
- International Paper, Inc. (since 2017)
- AECOM (since 2019)



Age: 67

Director Nominee

LUIS A. MORENO
FORMER PRESIDENT,
INTER-AMERICAN DEVELOPMENT BANK

Experience:
Mr. Moreno is the Managing Director at Allen & Co LLC, a private investment bank; a position he has held since February 2021. Mr. Moreno is the former President of Inter-American Development Bank, a regional multilateral financing development bank for economic, social and institution development in Latin America and the Caribbean ("IDB"), having served from 2005 to October 2020. Before joining IDB, Mr. Moreno served as Colombia's Ambassador to the United States from 1998 until 2005, leading bipartisan and bilateral assistance programs including Plan Colombia, a program to fight drug trafficking and promote social and economic recovery. Mr. Moreno previously served as Colombia's minister of economic development and as head of the Industrial Advancement Institute, a public-sector holding company.

Qualifications:
Mr. Moreno is highly qualified in the areas of public policy and social, economic and institutional development. Mr. Moreno has demonstrated advocacy for gender and diversity objectives and leads initiatives in topics of global importance including renewable energy and the environment, climate resilience and adaptation, sustainable cities, and digital connectivity and innovation. He has experience in both public and private sectors in Colombia and significant expertise in public policy, capital planning and financing.

Other Public Company Directorships:
- None



Age: 49

Director since: 2020

Committees:
• Compensation
• EHS&T

JILL S. WYANT
EXECUTIVE VICE PRESIDENT OF INNOVATION AND TRANSFORMATION, ECOLAB INC.

Experience:
Ms. Wyant is the Executive Vice President of Innovation and Transformation of Ecolab Inc., a global leader in water, hygiene and energy technologies and services, a role she has held since April 2020. Previously, Ms. Wyant was Executive Vice President and President of Global Regions, Global Food & Beverage, Global Healthcare and Global Life Sciences businesses at Ecolab. Other leadership roles held at Ecolab include Senior Vice President and General Manager of Food & Beverage in North America and Latin America and leading Food & Beverage in Asia Pacific. Before joining Ecolab in 2009, Ms. Wyant held multiple leadership positions at General Electric.

Qualifications:
Ms. Wyant is a senior strategy and operating executive with over 25 years of experience leading Fortune 500 businesses in the industrial and healthcare sectors. Ms. Wyant's career reflects a track record of driving innovative strategies to capture new growth and profit, spearheading breakthrough innovation, driving manufacturing excellence and operational efficiency, and leading transformational M&A. She also brings deep industry knowledge, broad perspective on international business and global expansion, experience driving enterprise-wide digital transformations and sustainability expertise.

Other Public Company Directorships:
• None



Age: 68

Director since: 2018

Committees:
• Audit
• EHS&T

DANIEL W. YOHANNES
FORMER U.S. AMBASSADOR TO THE ORGANISATION FOR ECONOMIC CO-OPERATION AND DEVELOPMENT

Experience:
Mr. Yohannes served as the U.S. Ambassador to the Organisation for Economic Co-operation and Development (the "OECD"), an international forum promoting economic growth, sustainable development and energy security, from 2014 to 2017. Prior to joining OECD, Mr. Yohannes served as Chief Executive Officer of Millennium Challenge Corporation, the independent U.S. government foreign aid agency for poverty. Prior to his U.S. government service, Mr. Yohannes was a leader in the financial services industry, working in various roles including Vice Chairman and member of the management committee of U.S. Bank, President and Chief Executive Officer of Colorado National Bank, and Executive Vice President of Security Pacific Bank (now Bank of America). Mr. Yohannes was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

Qualifications:
Mr. Yohannes has a successful record of operation execution and corporate transformation as a Chief Executive Officer and an entrepreneur. He provides the Board valuable strategic insight into international trade and economic development from prior affiliations. Additionally, Mr. Yohannes is passionate about protecting the environment and provides experience in effectively addressing environmental issues.

Other Public Company Directorships:
• Xcel Energy Inc. (since 2017)

Voting Standard and Resignation Policy

The Company's Bylaws prescribe the voting standard for election of Directors as a majority of the votes cast in an uncontested election, such as this one, where the number of nominees does not exceed the number of Directors to be elected. Under the Corporate Governance Guidelines, if a nominee who already serves as a Director is not elected, that nominee shall offer to tender his or her resignation to the Board. The Corporate Governance Committee will then recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. Within ninety days of the certification of election results, the Board will publicly disclose its decision regarding whether to accept or reject the resignation. As explained on the accompanying proxy card or voting information, it is the intention of the persons named as proxies to vote executed proxies FOR the candidates nominated by the Board unless contrary voting instructions are provided. If something unanticipated should occur prior to the 2021 Meeting making it impossible for one or more of the candidates to serve as a Director, votes will be cast in the best judgment of the persons authorized as proxies.

The relevant NYSE rules do not permit brokers with discretionary authority to vote in the election of Directors. Therefore, if you hold your shares beneficially and do not provide voting instructions to your bank or broker, your bank or broker will not be able to vote on your behalf and your shares will not be voted in the election of Directors. Promptly provide voting instructions to your broker to ensure that your shares are voted. Please follow the instructions set forth in the voting information provided by your bank or broker.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Director Compensation

Director compensation is determined by the Board with the assistance of its Compensation and Leadership Development and Corporate Governance Committees. Dow compares its non-employee Director compensation programs, design and compensation elements to the same Compensation Peer Group used for executive compensation, as described in the section titled "Compensation Peer Group and Benchmarking" of the CD&A. Dow targets the median compensation of the Compensation Peer Group for all Director compensation elements.

Non-Employee Director Fees

Non-employee Directors receive an annual cash retainer for their service on the Board. Committee Chairs and the Lead Director each receive an additional annual cash retainer. Dow does not provide directors who are also Dow employees any additional compensation for serving as a Director.

The table below reflects the annual rates as of December 31, 2020. This information may be different from the fees provided in the Director Compensation table, which reflects actual fees received for roles served during 2020 paid in quarterly installments on an annualized basis:

Compensation Component	Annual Rate
Retainer	$125,000
Audit Committee Chair Retainer[a]	$ 25,000
All Other Committee Chairs Retainer	$ 20,000
Lead Director Retainer[b]	$ 35,000

[a] The Audit Committee Chair additional annual cash retainer was reduced by $10,000 in April 2020 following year-end activities relating to the spin-off of Dow Inc. from DowDuPont Inc. on April 1, 2019.

[b] The Lead Director additional annual cash retainer was set in April 2020 with the appointment of the Lead Director role. Prior to April 2020, the Non-Executive Chairman received an additional cash retainer of $250,000 on an annualized basis.

Non-Employee Director Equity Grant

Equity is a key component of Director compensation. Non-employee Directors receive an annual equity award in the amount of $185,000 based on the closing stock price of Dow Inc. common stock on the grant date. On April 9, 2020, each non-employee Director received a grant of 5,061 RSUs. The RSUs will vest on the second anniversary of the grant date and will settle in actual shares of Dow common stock following separation of service. Directors may choose, prior to the beginning of each year, to defer settlement of the RSU until (a) the fifth anniversary of the grant date, (b) the tenth anniversary of the grant date, or (c) the fifteenth anniversary of the grant date.

Non-Employee Director Stock Ownership Guidelines

Directors are subject to minimum stock ownership guidelines. As a guideline, non-employee Directors shall own common stock of the Company equal in value to at least five times the amount of the annual cash retainer. Shares used to determine whether the guidelines are satisfied include those held directly or beneficially owned, and RSUs subject solely to service-based vesting.

Directors have five years from the date they become subject to the guidelines to meet the ownership requirement. It is expected all Directors will be compliant within the required timeframe.

Non-Employee Director Deferred Compensation Plan

Non-employee Directors may choose, prior to the beginning of each year, to have all or part of their fees credited to deferred compensation accounts. At the election of the Director, fees are deferred into one of several hypothetical investment accounts that accrue investment returns according to the account selected. Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, a phantom Dow stock account tracking the market value of Dow common stock with market dividends paid and reinvested, as well as funds tracking the performance of several mutual funds. These funds are identical to funds offered as part of the EDP for management level employees. Such deferred amounts will be paid in installments as elected by the Director at the time of deferral commencing (a) in July immediately following separation of service, (b) in July following the first anniversary of separation of service, or (c) in the month of July following the Director's 72nd birthday. If the Director elected to receive payments following the Director's 72nd birthday and the Director remains in service, then payments will begin in July immediately following separation of service.

Non-Employee Director Business Travel Accident Insurance

Dow maintains a rider on its business travel accident insurance policies covering accidental death and dismemberment of a non-employee Director if the Director is traveling on Dow business.

Non-Employee Director Compensation for 2020

The following table provides the compensation paid to Dow's non-employee Directors in 2020:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[c]	All Other Compensation ($)	Total ($)
Samuel R. Allen[d]	140,000	185,030	—	—	—	—	325,030
Ajay Banga	125,000	185,030	—	—	—	—	310,030
Gaurdie Banister Jr.[e]	62,500	123,338	—	—	—	—	185,838
Jacqueline K. Barton	145,000	185,030	—	—	—	—	330,030
James A. Bell[f]	152,500	185,030	—	—	4,748	—	342,278
Wesley G. Bush	125,000	185,030	—	—	—	—	310,030
Richard K. Davis	125,000	185,030	—	—	—	—	310,030
Jeff M. Fettig[g]	233,750	185,030	—	—	—	—	418,780
Jacqueline C. Hinman	125,000	185,030	—	—	—	—	310,030
Ruth G. Shaw[h]	67,500	—	—	—	450	—	67,950
Jill S. Wyant[i]	93,750	185,030	—	—	—	—	278,780
Daniel C. Yohannes	125,000	185,030	—	—	—	—	310,030

(a) Compensation is pro rated and paid in quarterly installments on an annualized basis.

(b) Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table. The award of 5,061 RSUs was granted on April 9, 2020 at a grant price of $36.56. The award is pro rated for Mr. Banister, who joined the Board effective August 13, 2020.

(c) Consists exclusively of above-market non-qualified deferred compensation earnings.

(d) Mr. Allen became Chair of the Corporate Governance Committee effective April 9, 2020.

(e) Mr. Banister joined the Board effective August 13, 2020.

(f) The Audit Committee Chair annual cash retainer was reduced by $10,000 effective April 9, 2020.

(g) Mr. Fettig served as Non-Executive Chairman and Chair of the Corporate Governance Committee until April 9, 2020. Mr. Fettig became Lead Director and Chair of the Compensation and Leadership Development Committee effective April 9, 2020.

(h) Dr. Shaw retired from the Board effective April 9, 2020.

(i) Ms. Wyant joined the Board effective April 9, 2020.

Beneficial Ownership of Company Stock

The following table presents the beneficial ownership of Dow's common stock as of February 1, 2021, except as otherwise noted, for (i) each Director and Director nominee, (ii) each NEO, (iii) all Directors and executive officers as a group, and (iv) each person beneficially owning more than 5% of the outstanding shares of Dow's common stock:

Name	Current Shares Beneficially Owned[a]	Rights to Acquire Beneficial Ownership of Shares[b]	Total	Percent of Shares Beneficially Owned[c]
Samuel R. Allen	1,329	0	1,329	*
Ajay Banga	5,831	0	5,831	*
Gaurdie Banister Jr.	3,585	0	3,585	*
Jacqueline K. Barton	17,344	0	17,344	*
James A. Bell	7,374	0	7,374	*
Wesley G. Bush	26,093	0	26,093	*
Richard K. Davis	9,917	0	9,917	*
Debra L. Dial	0	0	0	–
Jeff M. Fettig	68,436	0	68,436	*
Jim Fitterling	170,732	747,148	917,880	*
Jacqueline C. Hinman	723	0	723	*
Peter Holicki	39,421	233,606	273,027	*
Luis A. Moreno	0	0	0	–
A. N. Sreeram	76,105	127,712	203,817	*
Howard Ungerleider	85,418	763,863	849,281	*
Amy E. Wilson	5,442	134,142	139,584	*
Jill S. Wyant	0	0	0	–
Daniel W. Yohannes	1,723	0	1,723	*
Total	**519,473**	**2,006,471**	**2,525,944**	**0.34%**
Total of All Directors and Executive Officers as a Group (25 persons)[d]	**624,436**	**2,597,681**	**3,222,117**	**0.43%**
BlackRock, Inc.	44,939,934[e]	-	44,939,934	6.04%
Capital World Investors	53,647,177[f]	-	53,647,177	7.21%
The Vanguard Group	60,006,636[g]	-	60,006,636	8.07%

Totals in the above table might not equal summation of the columns due to rounding.

* Less than 1% of the total shares of Dow common stock outstanding.

(a) Except as otherwise noted and for shares held by a spouse and other members of the person's immediate family who share a household with the named person, the named persons have sole voting and investment power over the indicated number of Dow shares. This column also includes all Dow shares held in a trust or legal entity over which the person has or shares voting or investment power, or shares held in trust for the benefit of the named party in The Dow Chemical Company Employees' Savings Plan as of December 31, 2020. Beneficial ownership of some or all of the shares listed may be disclaimed.

(b) This column includes any Dow shares that the person could acquire through April 2, 2021, by (1) exercise of outstanding Stock Options; or (2) the delivery of RSUs or PSUs.

(c) The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 31, 2021.

(d) Includes Directors, Director nominees, NEOs and Executive Officers.

(e) Based on a Schedule 13G filed by BlackRock, Inc. on January 29, 2021 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2020. BlackRock, Inc. has sole voting power over 38,292,289 shares of Dow common stock and sole dispositive power over 44,939,934 shares of Dow common stock. BlackRock, Inc.'s address is 55 East 52nd Street, New York, New York 10055.

(f) Based on a Schedule 13G filed by Capital World Investors, a division of Capital Research and Management Company, on February 16, 2021 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2020. Capital World Investors has sole voting power over 53,610,778 shares of Dow common stock and sole dispositive power over 53,647,177 shares of Dow common stock. Capital World Investors' address is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(g) Based on a Schedule 13G filed by The Vanguard Group on February 10, 2021 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2020. The Vanguard Group has sole voting power over 0 shares of Dow common stock, shared voting power over 1,200,738 shares of Dow common stock, sole dispositive power over 56,732,707 shares of Dow common stock and shared dispositive power over 3,273,929 shares of Dow common stock. The Vanguard Group's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

Compensation Discussion & Analysis

Table of Contents

Defined Terms

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2021 Meeting	2021 Annual Meeting of Stockholders of Dow Inc.
Annual Performance Award	Annual cash incentive program
Board	Board of Directors of Dow Inc.
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
Dow	Dow Inc. and its consolidated subsidiaries
EBIT	Earnings before interest and taxes
EDP	Elective Deferral Plan
ERG	Employee Resource Group—voluntary employee-led groups that foster inclusion at Dow and in the community
ESG	Environmental, Social and Governance
Free Cash Flow	Cash provided by operating activities—continuing operations, less capital expenditures
I&D	Inclusion & Diversity
LTI	Long-term incentive
Mercer	Dow's independent compensation consultant
NEO	Named Executive Officer
NYSE	New York Stock Exchange
Operating EBIT	Earnings (i.e., "income from continuing operations before income taxes") before interest, excluding the impact of significant items
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital
PSU	Performance stock unit
R&D	Research & Development
Relative TSR	Percentile ranking against the TSR Peer Group of stock price appreciation plus dividends paid
ROC	Return on capital
RSU	Restricted stock unit
SEC	U.S. Securities and Exchange Commission
STEM	Science, Technology, Engineering and Math
SVP	Senior Vice President
TDCC	The Dow Chemical Company
TSR	Total shareholder return
TSR Peer Group	Peer group utilized to measure relative TSR performance within the performance share programs

CD&A Executive Summary

About Dow

Dow (NYSE: DOW) combines global breadth, asset integration and scale, focused innovation and leading business positions to achieve profitable growth. The Company's ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company, with a purpose to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners. Dow's portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer care. Dow operates 106 manufacturing sites in 31 countries and employs approximately 35,700 people. Dow delivered sales of approximately $39 billion in 2020. For more information, please visit www.dow.com or follow @DowNewsroom on Twitter. The Company's website and social media feeds are not part of or incorporated by reference into this Proxy Statement.



A Compelling Investment

At Dow, we are driven by our purpose: to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners. That's why we seek to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Together our ambition and purpose propel us forward, inspiring us to seek new and better solutions to transform our world. To be easy, enjoyable and effective in our interactions with our customers. To build a culture in which we value our differences. To embed innovation and sustainability in the way we work. Why? Because we believe that when combined with our science and expertise, the competitive advantage created can be enormous and benefit our customers, our company and our investors, and society as a whole.






2020 NET SALES	EMPLOYEES	MANUFACTURING SITES	GLOBAL REACH
~$39 billion	~35,700	106 sites	31 countries in which Dow manufactures products

2020 Performance and Ambition Highlights

Our deep commitment to creating value for all of our stakeholders and addressing global challenges begins at the very top and is closely aligned with our ambition to be the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Team Dow is fully aligned and empowered to drive our ambition through the decisions we make. As such, our ESG strategy is inherent to Dow's long-term value proposition, guides our responsible behaviors and helps deliver top- and bottom-line value.


Financial Strength

112%
cash flow conversion; increased 3,400 basis points year-over-year

$14.6B
total **cash and available committed liquidity**, a 36% increase over the end of 2019

Extended all significant debt maturities to 2H24

Reduced net debt by
>$2.6B,
an 18% decrease year-over-year

$2B **ANNUAL DIVIDEND**
Industry-leading quarterly dividend


Innovation & Customer-Centricity

LAUNCHED MOBILITYSCIENCE™ PLATFORM

~10K
products covered in the Dow.com catalog

$1.5MM
Dow Business Impact Fund seed money granted to social impact projects that leverage Dow products, partners and expertise

CUSTOMER EXPERIENCE SCORE
Year-end performance improved from 2019 by 5 points to reach 77, and **exceeded the 2020 target**

 Expanded order management and shipment visibility capabilities on Dow.com


Governance

BOARD OF DIRECTORS:
58% women or **U.S. ethnic minorities**

2 NEW BOARD DIRECTORS APPOINTED:
Jill Wyant and Gaurdie Banister Jr., enhancing the diverse perspectives and deep expertise of our Board

EXECUTIVE LEADERSHIP:
Highest percentage of ethnically diverse leaders and third highest percentage for female representation among industry peers

For a detailed list of our industry peers, see the Appendix.

ESG METRICS
Added to the 2020 Performance Award for all employees

Joined the **Board Diversity Action Alliance**


Inclusion & Diversity

LAUNCHED DOW ACTs to **address systemic racism** in our company and communities, committing **$5MM** over 5 years

$5MM
pledge to Historically Black Colleges and Universities to enhance the Black STEM talent pipeline

Enhanced diversity disclosures by publishing U.S. EEO-1 Workforce Compliance Report

49%
of employees and
98%
of people leaders participate in Dow's Employee Resource Groups

Introduced new **military degree equivalency program** in the U.S. and Canada

Established **Martin Luther King Jr. Day as a paid holiday and day of service** for U.S. employees

 Sustainability

Accelerating Our Commitments	Circular and Sustainable Solutions	Climate Action

LAUNCHED NEW SUSTAINABILITY TARGETS
to achieve **carbon neutrality by 2050** and a **circular economy for plastics**

>50%
of the way to **achieving $1B in business value** from projects that enhance nature

3X GROWTH IN PRODUCT SALES based on **renewable bio-based feedstocks** in 2020 year-over-year

LAUNCHED POST-CONSUMER RECYCLED PLASTIC RESINS
for various applications globally

ANNOUNCED POWER PURCHASE AGREEMENTS, expanding Dow's existing access to renewable power by **>50% to >800 MW** and advancing the Company's position as the leading purchaser of renewable power in the chemical industry

Accelerating investments in process technology to **reduce CO_2 emissions and electrify ethylene steam crackers**

Inaugural investments made in the Circulate Capital Ocean Fund
Dow is an investor in the first fund dedicated to the ocean plastic crisis in South and Southeast Asia

6.9MM KJ/YEAR OF ENERGY SAVINGS
Amounting to **>580,000 metric tons in carbon reductions** achieved through key projects

 Social Impact — $33.6MM IN TOTAL CONTRIBUTIONS

COVID-19 & Disaster Relief	Community Engagement	Student & Teacher Support

>$4MM
committed to aid **COVID-19 relief efforts** worldwide

$1.6MM
in product donations to provide **personal protective equipment**, sanitizer and safety and education support

$1MM
Committed for **hometown flood recovery disaster relief**

$1MM
Five-year commitment to the Congressional Black Caucus Foundation's **National Racial Equity Initiative**
Included in the Company's $5MM Dow ACTs commitment

$250,000
in ALL IN ERG Fund competitive grants to extend our Dow Employee Resource Group impact via **nonprofit inclusion, diversity and equity efforts in our communities**

13,801
employees volunteered around the world

Employees donated
$3MM+
of their own finances to nonprofits addressing community issues

6,400
volunteers, including Dow employees, family, friends and external stakeholders, removed **1.2MM pounds of waste** from the environment

$285,000
donation to **DonorsChoose** to support classroom needs in Dow communities

519 projects supported learning experiences for **41,341 students** in **127 schools**
Included in the Company's >$4MM COVID-19 relief commitment

210 FIRST Robotics teams across the U.S. funded and supported by ~130 Dow volunteers

$10.9MM
donated for **STEM programming** and partnerships globally

Staying #DowStrong through the COVID-19 Pandemic

Dow acted quickly in response to the COVID-19 pandemic, maintaining a disciplined management approach to support employees, customers and the community. The Company kept a firm focus on sustaining safety, business continuity, financial flexibility and operational resilience in response to economic uncertainty and an uneven recovery. Dow emerges anchored and strongly positioned to grow with the market as the economy continues to rebound.

Below is a summary of the Company's actions as a result of the COVID-19 pandemic.

Ensuring Safety & Business Continuity

- The safety of our employees is always our first priority
- Enabled ~2/3 of global workforce to work remotely while maintaining business continuity through the pandemic
- Enhanced health and safety measures at all sites
- Crisis management teams activated to ensure business continuity through safe operations
- Published and implemented comprehensive Return to Workplace Playbook

Supporting Global Community

- Ramped-up raw material production for ingredients to critically needed medical and health products
- Adapted five Dow sites to produce hand sanitizer; donated to local health systems and government agencies; equipped our employees running operations on the front lines
- Collaborated with Whirlpool and Reynolds Consumer Products to provide powered air-purifying respirators to healthcare workers
- Committed more than $4 million in The Dow Chemical Company Foundation and corporate contributions to aid COVID-19 relief efforts worldwide

Enhancing Our Financial Strength

- Strong cash flow with Operating EBITDA-to-cash flow conversion up more than 30% year-over-year
- Further strengthened robust liquidity, ending fourth quarter 2020 with $14.6 billion in total cash and available committed liquidity
- Reduced net debt by more than $2.6 billion since year-end 2019
- Extended all significant debt maturities to second half of 2024 and beyond
- Delivered unique cash tailwinds of more than $1.5 billion in 2020
- Proactively reduced capital and operating expenses early in the pandemic

Benefits, Pay and Incentives

- Provided one-time "recognition" payment for essential employees (~1/3 of workforce, primarily manufacturing, engineering and site safety roles)
- Preserved employees' salaries
- Enhanced leave programs, flexible work arrangements, and ensured full benefits coverage
- No modifications to the 2020 Performance Award (annual cash incentive)
- No modifications to the 2019 PSU program
- Modified the 2020 PSU program, due to the onset of the pandemic within a month of the Committee's original approval[a]

(a) For more information regarding the pandemic's impact on the Company's compensation programs, please see the COVID-19 Impact call-outs beginning on page 51 of the CD&A.

Named Executive Officers

This CD&A discusses the compensation of the following NEOs:

NEO	Title
Jim Fitterling	Chairman and Chief Executive Officer
Howard Ungerleider	President and Chief Financial Officer
Peter Holicki	Senior Vice President, Operations - Manufacturing & Engineering
A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer
Amy E. Wilson	General Counsel and Corporate Secretary

On September 15, 2020, the Company announced that Mr. Holicki will retire in 2021 after more than 34 years of service with Dow. Consistent with this change in role and responsibilities, Mr. Holicki transitioned out of the executive officer position effective as of December 31, 2020, and will be responsible for organizational transition and certain projects until retirement.

2020 NEO Performance Summary

The Committee assessed each NEO's individual performance for achievements linked to the Company's performance, as well as how each NEO demonstrated leadership commitment to the Company's ambition to be the most innovative, inclusive, and sustainable materials sciences company in the world. Listed below are individual performance achievements as of December 31, 2020 that were considered by the Committee when determining the 2020 Compensation Decisions.



Jim Fitterling

Chairman and CEO

Key Responsibilities:

As Chairman of the Board and CEO, Mr. Fitterling is responsible for setting and overseeing the Company's strategic direction and priorities, overall business results, organizational health, culture, and corporate responsibility.

2020 Achievements Include:

✓ Achieved 2020 Injury and Illness rate 14% better than target, the lowest-ever company recordable injury rate, achieving a significant 2025 Sustainability Goal target 4-years ahead of plan.

✓ Leadership during the unprecedented COVID-19 pandemic, historic Midland flood and numerous U.S. Gulf Coast hurricanes, using Dow's Crisis Management System (CMS) and executing Dow's Global Pandemic Plan.

✓ Delivered Free Cash Flow of $5 billion, up >30% versus 2019.

✓ Increased cash and available committed liquidity by 36% versus 2019, ending the year with $14.6 billion in cash and available committed liquidity.

✓ Improved the Company's liability profile, reducing net debt by more than $2.6B since year-end 2019 while maintaining industry-leading $2.1 billion dividend.

✓ Achieved significant progress on mitigating the impact of Sadara on Dow's cash flow and balance sheet including an agreement in principle to reprofile Sadara's debt.

✓ Achieved spending reduction targets, including reduced CapEx target of $1.25 billion and >$500 million of structural cost savings.

✓ 520 investor engagements, reaching ~75% of our share base; led executive-level participation at 11 events.

✓ Launched aggressive new sustainability targets focused on plastic waste and protecting the climate.

✓ Announced Dow ACTs, a strategic framework to address systemic racism and racial inequality.



Howard Ungerleider
President and CFO

Key Responsibilities:

As President and CFO, Mr. Ungerleider serves as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the company. He has executive oversight for Dow Finance, Public Affairs, Government Affairs, Purchasing and Integrated Supply Chain.

2020 Achievements Include:

✓ Co-chaired Dow's crisis management team for the COVID-19 pandemic, enabling uninterrupted operations and customer supply, while protecting Dow's employees.

✓ Led community engagement focused on creating a more sustainable and circular economy.

✓ Advanced key corporate priorities, including successful divestiture of select Dow North American rail and marine and terminal non-product producing assets and further improvements to the Company's cost structure.

✓ Served as executive advocate for the Dow ACTs framework, addressing systemic racism and inequality within the Company and in our communities.

✓ Led Dow's Free Cash Flow focus, resulting in a more than 30% higher cash flow conversion rate versus year-end 2019.

✓ Increased cash and available committed liquidity by 36% and improved the Company's liability profile, reducing net debt by more than $2.6 billion since year-end 2019, while maintaining industry-leading $2.1 billion dividend.

✓ Refinanced $4.5 billion of debt neutrally, extending weighted average debt maturity by ~3 years with no substantial long-term debt maturities due until 2024.

✓ Achieved significant progress on mitigating the impact of Sadara on Dow's cash flow and balance sheet including an agreement in principle to reprofile Sadara's debt.

✓ Completed more than 520 engagements with investors, reaching ~75% of our share base; personally led executive-level participation at 32 events.

✓ Recognized at #18 on the 2020 HERoes Women 50 Advocates List for driving change for workplace diversity.



Peter Holicki
SVP, Operations, Manufacturing & Engineering

Key Responsibilities:

As Senior Vice President of Operations - Manufacturing & Engineering, Mr. Holicki presided over the Operations Leadership Team and was accountable for the global Operations organization consisting of more than 20,000 employees. He was a member of Dow's Leadership Team, responsible for executing the Company strategy, and accountable for the Company's productivity and performance. On September 15, 2020, the Company announced that Mr. Holicki will retire in 2021 after more than 34 years of service with Dow. Consistent with this change in role and responsibilities, Mr. Holicki transitioned out of the executive officer position effective as of December 31, 2020, and will be responsible for organizational transition and certain projects until retirement.

2020 Achievements Include:

✓ Achieved 2020 Injury and Illness rate 14% better than target, achieving a significant 2025 Sustainability Goal target four years in advance of plan.

✓ Provided visible and active leadership during the COVID-19 pandemic for critical workers reporting onsite, resulting in no significant business interruption and no identified cases transmitted within our manufacturing sites.

✓ Continued strong focus in Operations to create an inclusive workplace, with the majority of leaders participating in ERGs.

✓ Managed safe shutdowns and reliable restarts through numerous U.S. Gulf Coast hurricanes in 2020.

✓ Implemented substantial mid-year cost interventions across the function to deliver over $400 million in expense savings versus the original 2020 plan.

✓ Increased asset capacity and product supply reliability and safely managed planned maintenance turnarounds throughout COVID-19.

✓ Launched project to redesign the Operations organizational model, including enhancing digitization across operations.



A.N. Sreeram

SVP, R&D and Chief
Technology Officer

Key Responsibilities:

As Senior Vice President of Research & Development and Chief Technology Officer, Dr. Sreeram is responsible for accelerating new product commercialization through strategic collaboration with Dow's businesses and customers. He leads a vibrant R&D organization at Dow focused on step-change technology development aligned with end market demand.

2020 Achievements Include:

✓ Achieved R&D Environment, Health and Safety Injury & Illness rate performance below target.
✓ Continued strong focus in R&D to create an inclusive workplace, including hosting a virtual BEST symposium targeting diverse job applicants.
✓ Maintained connection with customers during the COVID-19 pandemic, including >1,100 technical/product webinars and virtual platforms.
✓ Delivered strong innovation product margin differential for Dow's Innovation product portfolio.
✓ Continued to build Dow's intellectual property portfolio throughout COVID-19 pandemic.
✓ Received recognitions for numerous Dow scientists and innovations, including awards in *R&D 100 Awards* from *R&D Magazine*, Edison, Ringier, Business Intelligence Group Sustainability and Innovation, Top 100 Global Innovators Innovating for a Green Future, and RQ50.



Amy E. Wilson

General Counsel and Corporate
Secretary

Key Responsibilities:

As General Counsel and Corporate Secretary, Ms. Wilson serves as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the Company. She has executive oversight for the Office of the Corporate Secretary, Legal, the Office of Ethics and Compliance, and Dow Aviation.

2020 Achievements Include:

✓ Continued strong focus to create an inclusive workplace across the Company, including serving as the Executive Sponsor for GLAD (Dow's LGBTQ+ ERG) and progressing external service and supplier diversity programs.
✓ Served on Company's crisis management team for the COVID-19 pandemic and historic Midland flood, including leadership for several regulatory and legal challenges related to these events.
✓ Led the transition to a successful virtual format for the 2020 Annual Meeting of Stockholders.
✓ Supported regulatory, commercial, and intellectual property activities addressing climate change, carbon emissions, plastics waste, and ESG reporting.
✓ Led the Legal team through several milestones, including continued Nova litigation, progressed the Sadara debt re-profiling activities and the closure of several asset sell-off agreements and successful divestiture of select Dow North American rail and marine and terminal non-product producing assets.
✓ Launched a comprehensive review of Legal's sourcing strategy considering risk, complexity, and value to the Company.

Objectives of Dow's Executive Compensation Program

1 Support the achievement of Dow's vision and strategy

2 Motivate and reward executives when they deliver desired business results and stockholder value

3 Attract and retain the most talented executives to succeed in today's competitive marketplace

4 Create an ownership alignment with stockholders

The objectives of Dow's compensation program are set by the Compensation and Leadership Development Committee ("Committee"). While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and programs apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base pay, the annual performance award and long-term incentives—are designed to be equitable and fair.



AMBITION
To be the most innovative, customer-centric, inclusive and sustainable materials science company in the world

FINANCIAL PRIORITIES
Profitable Growth
Disciplined Capital Allocation
Low-Cost Operating Model
Best-Owner Mindset

Executive compensation strongly linked to strategic priorities & performance

LEADERSHIP COMPENSATION METRICS

Operating ROC
Relative TSR
Operating EBIT
Free Cash Flow (New)
Cash from Operations (New)
ESG (New)

Management incentives squarely aligned with stockholder interests

Pay Mix

Executive compensation is linked strongly to the financial and operational performance of the business. On average, approximately 79% of the CEO's target annual total compensation is at risk and approximately 72% of the other NEOs' compensation, on average, is at risk.



CEO: 9%, 12%, 15%, 15%, 49%

Other NEOs (average): 19%, 9%, 19%, 13%, 40%

Base Salary
LTI - RSUs
Annual Cash Incentive
LTI - Stock Options
LTI - PSUs
Total At Risk

79% - TOTAL AT RISK - 72%

Key Executive Compensation Practices

The following summarizes key governance characteristics related to the executive compensation programs in which the NEOs participate:

Key Executive Compensation Practices
✓ Active stockholder engagement
✓ Strong pay for performance links between executive compensation outcomes, individual performance and Company financial and market performance
✓ Compensation program structure designed to discourage excessive risk taking
✓ Significant focus on performance-based pay
✓ Each component of target pay benchmarked to median of either the Compensation Peer Group or of the general market, as applicable
✓ Carefully structured Compensation Peer Group with regular Committee review
✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs
✓ 100% independent Committee
✓ Clawback policy
✓ Anti-hedging/anti-pledging policies applicable to Directors and executive officers
✓ Independent compensation consultant reporting to the Committee
✓ No change-in-control agreements
✓ No excise tax gross-ups
✓ Modest perquisites
✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval
✓ Regular review of the Committee charter to ensure best practices and priorities

Stockholder Engagement

At the 2020 Annual Meeting of Stockholders, 88% of the votes cast by stockholders supported Dow's advisory vote on executive compensation. Throughout the year, the Board and members of the management team continued extensive outreach to stockholders, engaging with investors who collectively held approximately 75% of outstanding shares of common stock of the Company. Through this outreach, the management team updated investors on a range of topics, and also gained an understanding of the perspectives and concerns of each investor. The Board and management team carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

The Company continually evaluates enhancements to our corporate governance, ESG and executive compensation practices, and appreciates engaging key stakeholders - including our stockholders in the evaluation of these enhancements. For example, we made the decision to add ESG metrics in our Executive Compensation and employee Performance Award programs to support ESG accountability across the Company.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 17.

Executive Compensation and Benefits

Components of Executive Compensation and Benefits

Executives receive a mix of fixed and variable components of compensation that are aligned with the compensation philosophy as highlighted in the chart below:

Component	From	Philosophy
Base Salary	**Cash**	Provide a competitive fixed rate of pay recognizing different levels of responsibility and performance within the Company.
Annual Cash Incentive	**Performance Award**	Reward employees for achieving critical financial and operational Company goals.
LTI	**PSUs (65%)**	Motivate employees and reward the achievement of specified financial goals and superior Relative TSR performance over a three-year period.
	Stock Options (20%)	Provide an incentive for long-term creation of stockholder value.
	RSUs (15%)	Help the Company retain its NEOs and other key employees and promote stock ownership.
Other	**Health, Welfare and Retirement Programs**	Executives participate in the same benefit programs that are offered to other salaried employees. Dow benefits are designed to provide market competitive benefits to protect employees' and their covered dependents' health and welfare and provide retirement benefits.
	Perquisites	Limited perquisites are provided to executives to facilitate strong performance on the job and to enhance their personal security and productivity.

2020 Compensation Decisions

The following information relates to Dow's 2020 compensation program as applicable to the NEOs.

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual's skills, job responsibilities and experience, as well as more subjective factors such as the assessment of individual performance by the Committee. Base salaries for executives are benchmarked against similar jobs at other companies and are targeted at the median of the Compensation Peer Group, after adjusting for each company's revenue size.

> **COVID-19 IMPACT**
>
> Globally, all employees' base salary was maintained, with no negative impact associated with any actions related to the COVID-19 pandemic. Early in the pandemic, the Company provided a one-time recognition payment to essential employees (primarily comprised of manufacturing and engineering and site safety employees), totaling approximately one-third of the workforce. Nearly two-thirds of the workforce continued their roles in a virtual environment. The Company enhanced leave programs, flexible work arrangements, and ensured full benefits coverage to provide support to the wide range of personal situations employees experienced due to COVID-19.

2020 Base Salary Decisions

The table below shows the annual base salaries for the NEOs as of December 31, 2020 and their respective increases for the year 2020 as determined by the Committee in February 2020. This information may be different from the base salary provided in the Summary Compensation Table, which reflects actual base pay received for 2020. Salary adjustments of 3% were consistent with the salary adjustments provided to Dow's salaried employee population. Ms. Wilson received an additional adjustment based upon the Committee's review of base salaries for comparable positions within the Compensation Peer Group.

Name	2019 Base Salary ($)	2020 Base Salary ($)	Percentage Change in Base Salary
Jim Fitterling	1,450,008	1,500,000	3%
Howard Ungerleider	1,143,564	1,177,871	3%
Peter Holicki	680,796	701,220	3%
A. N. Sreeram	811,188	835,524	3%
Amy E. Wilson	609,012	669,913	10%

Annual Performance Award

As the Company moves forward with our ambitions and financial objectives, the Annual Performance Award Program is designed to reward employees for achieving Dow's most critical goals. With that in mind, the 2020 Performance Award was redesigned to reflect a more balanced scorecard for measuring Dow's progress and success. The 2020 Performance Award includes new financial metrics, as well as ESG metrics. Safety continues to be included in the individual performance factor. Actual award payouts are determined following the completion of the plan year by measuring the performance against each award component.

2020 Performance Award Design and Metrics

As depicted below, the award earned under the 2020 Performance Award is equal to an individual's target award multiplied by the performance related to Operating EBIT, Free Cash Flow and ESG. The payout is adjusted by the individual performance factor assessment, which includes safety performance. The final award value ranges from 0% to 200% of target.


Operating EBIT 40%
+
Free Cash Flow 40%
+
ESG 20%
X
Individual Factor (includes Safety) 0%-125%
Payout Range
Max 200%
Target 100%
Threshold 50%
Max 200%
Target 100%
Threshold 50%
Program Total Payout
Max = 200%, including individual factor

Operating EBIT: Operating EBIT[a] means earnings (i.e., "income from continuing operations before income taxes") before interest, excluding the impact of significant items.

Free Cash Flow: Free cash flow[a] means "cash provided by operating activities – continuing operations," less capital expenditures. This metric was added in 2020 for alignment with the Compensation Peer Group, and is an integral financial measure used in the Company's financial planning process.

ESG Metrics: Dow's commitment toward achieving the Company's ambition to be the most innovative, customer-centric, inclusive and sustainable materials company in the world is reinforced by the addition of ESG metrics to the Performance Award Program design. Encouraged by investors and responsive to industry trends and best practice, the addition of ESG metrics also supports Dow's aim to foster economic, environmental and social well-being through operations. The ESG metrics are comprised of several components:

ESG Metric	Components
Customer Experience	• Customers are critical to Dow, and every employee has an impact on customer loyalty • Metric: Customer Experience Index (CXi), rated out of 100
Sustainability	• Sustainability is essential to Dow's long-term value proposition, as it drives responsible behaviors, bottom-line financial results and benefits the communities in which Dow operates. • Metric: World-Leading Operations (WLO) Index
Inclusion	• An inclusive culture with a diverse workforce is an important catalyst for innovation and business success. • Metric: Global ERG Participation, Global Representation of Women and U.S. Ethnic Minority Representation; the inclusion metric is included in the Performance Award program for senior leaders, including the NEOs

COVID-19 IMPACT

The Committee made no adjustments to the 2020 Performance Award (annual cash bonus) program as a result of the COVID-19 pandemic. The Committee considered the pandemic's significant impact to the Company's earnings which resulted in below threshold Operating EBIT, the balanced design of the program, and the expected payout as slightly above 100% without adjustment. The Committee determined that a discretionary adjustment due to COVID-19 impact was not warranted.

The 2020 Performance Award target goals and results of the Company component are shown below, with a total Company payout of 103% for the NEOs:

Metric			Threshold (50%)	Target (100%)	Maximum (200%)	Weight	2020 Actual	Payout
Operating EBIT			$3.6 billion	$4.5 billion	$5.4 billion	40%	$2.7 billion	0%
Free Cash Flow			$2.3 billion	$3.3 billion	$4.3 billion	40%	$5.0 billion	200%
ESG	CXi, rated out of 100		73	76	79	20%	77	117%
	WLO		61%	67%	84%		70.0%	
	Inclusion	ERG Participation	42%	48%	54%		48.9%	
		Global Representation of Women	27.8%	28.4%	29.0%		28.1%	
		U.S. Ethnic Minority Representation	24.3%	25.0%	25.7%		25.1%	
Total Payout								103%

(a) Non-GAAP measure. For definitions and reconciliation to the most directly comparable U.S. GAAP measure, see Select Financial Information in the Appendix and located at *investors.dow.com* under Financial Reporting.

Mr. Fitterling received an increase of his Performance Award target percent to 170% based upon the Committee's review of comparable positions within the Compensation Peer Group. The payouts under the 2020 Performance Award program to each of the NEOs is shown below:

Name	Year End Base Salary ($)	Target Percent	Target Amount ($)	Company Component	Individual Factor – Committee Assessment	Total Payout Percent	Total Payout ($)
Jim Fitterling	1,500,000	170%	2,550,000	103%	115%	118%	3,020,475
Howard Ungerleider	1,177,871	120%	1,413,445	103%	125%	129%	1,819,811
Peter Holicki	701,220	90%	631,098	103%	100%	103%	650,031
A. N. Sreeram	835,524	95%	793,748	103%	100%	103%	817,560
Amy E. Wilson	669,913	100%	669,913	103%	105%	108%	724,511

Long-Term Incentive Compensation

Each year, the Company grants equity-based LTI awards to leaders and key employees who demonstrate high performance and contribute to long-term stockholder value creation. These awards are designed to motivate and reward employees to deliver against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. As with Dow's approach for all elements of compensation, LTI grant levels are targeted at the median of the Compensation Peer Group for comparable positions. Company performance and stock price determine the actual payout of LTI grants.

COVID-19 IMPACT

Throughout the year, the Committee evaluated the impact of the pandemic on Company earnings and Long-Term Incentive Compensation. After reviewing the Company's financial performance, incorporating market benchmarking, guidance from the Committee's independent compensation consultant, Mercer, and considering the overall plan design and compensation philosophy, the Committee determined the following:

- Stock Options: No adjustments to Stock Options were warranted.

- RSUs: Existing grants would not be adjusted, and grants would be issued in February 2021 using a consistent philosophy.

- 2019-2021 Performance Share Program: As performance for the 2019 program was trending near or below threshold prior to the pandemic, the Committee determined no modification to these awards was warranted.

- 2020-2022 Performance Share Program: The Committee approved a modification to the 2020 program due to the onset of the COVID-19 pandemic within a month of the Committee's original approval. The unanticipated macroeconomic challenges from the pandemic significantly impacted the Operating ROC forecasts used to establish the three-year performance targets. This led to a disproportionate impact on the 2020 program versus other components of compensation. After careful consideration and consultation with Mercer, the Committee and the Board approved a modification to the 2020 program through incorporation of program design changes already contemplated for the 2021 program (further discussed below). These changes resolve the impact due to COVID-19 macroeconomic challenges while improving alignment of the PSU program with investors' interests going forward. No changes were made to the duration of the performance period (three-years) and no floor was set for payout. The award must still be earned by meeting required performance targets (incorporating internal and external estimates).

- 2021-2023 Performance Share Program: The Committee approved the 2021 program design with enhancements that aligned the PSU program with investor's interests going forward. The 2021 program design retained the Operating ROC metric and Relative TSR as a modifier. Enhancements to the 2021 program design consist of adding Cumulative Cash from Operations as a new metric and updating the TSR Peer Group to a more relevant performance peer group. These enhancements align program metrics with the strategic cash flow metric used by the Company and investors as well as align the performance comparison with industry peers rather than a broad market.

2020 LTI Award Decisions

In February 2020, the Committee approved the LTI grant for each NEO, as shown in the Summary Compensation Table, based upon the Compensation Peer Group median LTI values and reflective of the mix of equity vehicles described in the table below. The Committee also approved the 2020-2022 Performance Share Program design and metrics, as later modified considering the impact of the COVID-19 pandemic.

LTI Vehicle	2020 LTI Award Mix	Vesting Terms and Other Conditions
PSUs	65%	PSUs can be earned after a three-year performance period based on the following metrics: • Operating ROC • Cumulative Cash from Operations[a] • Relative TSR Performance for each individual metric ranges from 0% to 200% of the target, with a total maximum payout capped at 100% for the combined total of Operating ROC plus Cumulative Cash from Operations, subject to upward or downward modification based on Relative TSR.[a] Accumulated dividend equivalents are paid only on earned shares after the three-year performance period has ended.
Stock Options	20%	The exercise price equals the closing stock price of Dow Inc. common stock on the grant date. Options generally vest, pro rata, in one-to-three year periods and expire after ten years.
RSUs	15%	RSUs vest after three years. During the vesting period, holders of outstanding RSU grants receive quarterly payments equal to the dividend paid on the equivalent shares of Dow common stock.

2019-2021 Performance Share Program

The 2019-2021 Performance Share Program is based on Operating ROC as the key performance metric and Relative TSR as a modifier. The graphics below present the overall design and target, maximum and threshold values:



Operating ROC X Relative TSR Modifier

Payout Range
Max: 200%[b]
Target: 100%
Threshold: 35%

	Operating ROC		Relative TSR	
	Goal	Payout	Goal	Payout
Max	14.8%	200%[b]	> 75th Pctl	125%
Target	12.3%	100%	25th ≤ Target ≤ 75th	100%
Threshold	9.8%	35%	< 25th Pctl	75%

(a) For more information regarding the pandemic's impact on the Company's compensation programs, please see the COVID-19 Impact call-outs beginning on page 51 of the CD&A.

(b) Capped at 200% even when considering modification based on Relative TSR.

2020-2022 Performance Share Program

The Committee approved a modification to the 2020 program due to the onset of the COVID-19 pandemic within a month of the Committee's original approval. The unanticipated macroeconomic challenges from the pandemic significantly impacted the Operating ROC forecasts used to establish the three-year performance targets. This led to a disproportionate impact on the 2020 program versus other components of compensation. After careful consideration and consultation with Mercer, the Committee and the Board approved a modification to the 2020 program through incorporation of program design changes already contemplated for the 2021 program. These changes, which resolve the impact due to COVID-19 macroeconomic challenges while improving alignment of the PSU program with investors' interests going forward, are listed below:

- Added a new metric, Cumulative Cash from Operations. This modification aligns the program metrics with the strategic cash flow metric used by the Company and investors. Using cash flow as a metric combined with Operating ROC provides a healthy and balanced scorecard for long-term value creation.

- Capped the total maximum payout at 100% for the combined total of Operating ROC plus Cumulative Cash from Operations, subject to upward or downward modification of 25% based on Relative TSR.

- Updated the TSR Peer Group to a more relevant performance peer group. This modification aligns the performance comparison with industry peers rather than a broad market.

No changes were made to the duration of the performance period (three-years) and no floor was set for payout. The award must still be earned by meeting required performance targets (incorporating internal and external estimates).

The same design will be used for the 2021-2023 Performance Share Program. The graphics below detail the design and target, maximum and threshold values:



	Operating ROC		Cumulative Cash from Operations		Relative TSR	
	Goal	Payout	Goal	Payout	Goal	Payout
Max	10.2%	200%[b]	$20.4 billion	200%[b]	> 75th Pctl	125%
Target	7.9%	100%	$15.7 billion	100%	25th ≤ Target ≤ 75th	100%
Threshold	5.5%	35%	$11.0 billion	35%	< 25th Pctl.	75%

Operating ROC: Operating ROC[c] measures how effectively a company has utilized the money invested in its operations and is calculated as net operating profit after tax (excluding significant items) divided by total average capital. Net operating profit after tax (excluding significant items) is a net income measure the Company uses in presentations to investors that excludes net income attributable to noncontrolling interests, and interest expense, exclusive of the significant items.

The target goal represents the expected level of Operating ROC over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

(a) Subject to upward or downward modification of 25% based on Relative TSR.

(b) Capped at 100% for the combined total of Operating ROC plus Cumulative Cash from Operations, subject to upward or downward modification of 25% based on Relative TSR.

(c) Non-GAAP measure. For definition, see Select Financial Information in the Appendix and located at *investors.dow.com* under Financial Reporting.

Cumulative Cash from Operations: Cumulative Cash from Operations represents the amount of cash generated by the Company's ongoing core business over the defined period. It is calculated as "cash provided by operating activities - continuing operations," over the defined period. The target goal represents the expected level of Cumulative Cash from Operations over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

Relative TSR: TSR is defined as stock price appreciation plus dividends paid. The peer group used for Relative TSR is the TSR Peer Group. For Dow and each company in this peer group, a beginning price using a thirty trading day averaging period at the beginning of the performance period and an ending price using a thirty trading day averaging period at the end of the performance period are calculated and used to create a percentile ranking to develop a relative performance metric for purposes of compensation.

Relative TSR is utilized as a modifier with a 75% factor for performance in the bottom quartile and a 125% factor for performance in the top quartile.

TSR Peer Group: The TSR Peer Group is comprised of companies that Dow utilizes for relative TSR performance within the performance share programs. The Committee selects the TSR Peer Group that represents the broadest and most reliable measurement to assess TSR for the program period.

2019-2021 Performance Share Program TSR Peer Group: The TSR Peer Group for the 2019-2021 Performance Share Program is the S&P 500 Index.

2020-2022 Performance Share Program TSR Peer Group: In 2020, the Committee selected a more relevant performance peer group. The TSR Peer Group for the 2020-2022 Performance Share Program is comprised of companies that Dow benchmarks for financial performance that are technology-based and manufacturing-based global companies. Selecting peer companies within similar industries reduces the potential impact (positively or negatively) of sector rotation.

2020-2022 Performance Share Program TSR Peer Group
Arkema S.A.
BASF Corporation
Celanese Corporation
Chevron Corporation
Covestro AG
Eastman Chemical Company
Exxon Mobil Corporation
Huntsman Corporation
LyondellBasell Industries N.V.
Phillips 66
Shin-Etsu Chemical Co., Ltd.
Wacker Chemie AG
Westlake Chemical Corporation

2020 NEO Targeted Total Direct Compensation Summary

In addition to and separate from the Summary Compensation Table, the following table is provided to aid with understanding the annual compensation of the NEOs. Mr. Fitterling and Ms. Wilson received an adjustment in their targeted total direct compensation based upon the Committee's review of comparable positions within the Compensation Peer Group. The following table lists the targeted total direct compensation for each NEO for the full calendar year ending December 31, 2020:

Name	Base Salary ($)	Target Annual Incentive (%)	Target Annual Incentive ($)	Target LTI ($)	Targeted Total Direct Compensation ($)
Jim Fitterling	1,500,000	170%	2,550,000	12,000,000	16,050,000
Howard Ungerleider	1,177,871	120%	1,413,445	4,300,000	6,891,316
Peter Holicki	701,220	90%	631,098	2,000,000	3,332,318
A. N. Sreeram	835,524	95%	793,748	2,700,000	4,329,272
Amy E. Wilson	669,913	100%	669,913	2,500,000	3,839,826

Benefits and Perquisites

Benefits

Dow provides benefits (including retirement benefits) to eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans such as the following:

- Defined-Benefit Retirement Plans (if applicable)
- Supplemental Retirement Plans
- Pension Plans
- Savings Plans
- Supplemental Savings Plans

The NEOs are entitled to participate in the same plans as most other salaried employees. In addition, because highly compensated employees are subject to U.S. tax limitations on contributions to some retirement plans, Dow created non-qualified retirement programs intended to provide these employees with the same benefits they would have received under the qualified plans without the tax limits. The NEOs are eligible to participate in the same non-qualified retirement plans as all other highly compensated salaried employees.

Perquisites

Dow offers perquisites that the Committee believes are reasonable yet competitive in attracting and retaining the executive team.

The Committee, with input from Mercer, regularly reviews the perquisites provided to the respective NEOs as part of its overall review of executive compensation. The following outlines the modest perquisites that may be provided to executives:

- Financial and Tax Planning Support
- Executive Physical Examination and Related Travel Expenses
- Executive Excess Umbrella Liability Insurance
- Home Security Alarm System
- Personal Travel on Corporate Aircraft and Related Travel Expenses for CEO, who is required by the Board for security and immediate availability reasons to use corporate aircraft for business and personal travel, and for other NEOs as may be approved under limited circumstances.

For information regarding the perquisites that the NEOs received for the fiscal year ended December 31, 2020, see the column titled "All Other Compensation" of the Summary Compensation Table and the accompanying narrative.

The Compensation Process

The Committee, with the support of Mercer and management, develops and executes the executive compensation program. The Committee is responsible for recommending compensation for the CEO for approval by the independent Directors and for approving the compensation of all of the other NEOs and executive officers. The Committee annually reviews and evaluates the executive compensation program to ensure that the program is aligned with Dow's compensation philosophy and with expected performance.

The Committee reviews the following factors, among others, to determine executive and non-employee Director compensation:

- Competitive analysis: Median levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to the Compensation Peer Group
- Company performance: Measured against financial metrics and operational targets approved by the Committee, along with Relative TSR against the TSR Peer Group
- Market landscape: Business climate, economic conditions and other factors
- Individual roles: Each executive's experience, knowledge, skills and personal contributions

Role of Company Management

The CEO makes recommendations to the Committee regarding compensation for senior executives after reviewing Dow's overall performance, each executive's personal contributions and relevant compensation market data from the Compensation Peer Group for similar jobs and job levels.

Role of the Compensation and Leadership Development Committee

The Committee is responsible for establishing Dow's executive compensation philosophy. The Committee is responsible for approving compensation for the NEOs and executive officers and has broad discretion when setting compensation types and amounts. As part of the review, management and the Committee also review summary total compensation scenarios for the NEOs. Additionally, the Committee annually reviews the corporate goals and objectives relevant to the compensation of the CEO. The Committee evaluates the CEO's performance against the CEO's objectives and makes recommendations to the independent Directors regarding compensation levels based on that evaluation. The Committee considers compensation market data from the Compensation Peer Group when setting compensation types and amounts for the CEO.

Role of Independent Board Members

The independent members of the Board are responsible for assessing the performance of the CEO. They also aid in approving the compensation types and amounts for the CEO.

Role of the Independent Compensation Consultant

The Committee retained Mercer for executive compensation matters.

Mercer's responsibilities include:

- Advising the Committee on trends and issues in executive compensation
- Reviewing and advising the group of companies in the Compensation Peer Group
- Consulting on the competitiveness of the compensation structure and levels of Dow's executive officers and non-employee Directors
- Providing advice and recommendations related to the compensation and design of Dow's compensation programs
- Reviewing and advising on all materials provided to the Committee for discussion and approval
- Participating in Committee meetings as requested and communicating with the Chair of the Committee between meetings

Mercer has safeguards and procedures in place to maintain independence in its executive compensation consulting practice, and the Committee determines whether the compensation consultant's work has raised any conflicts of interest. These safeguards include a rigidly enforced code of conduct, a policy against investing in client organizations and separation between Mercer's executive compensation consulting and their other administrative and consulting business units from a leadership, performance measurement and compensation perspective. In 2020, Mercer and its affiliates provided approximately $1,603,314 in human resources consulting services to Dow unrelated to executive and Director compensation consulting services. The decision to engage Mercer to provide these services was made by management and approved by the Committee. In 2020, Mercer's aggregate fees for executive and Director compensation consulting services were $433,815. The Committee has considered factors relevant to Mercer's independence from management under SEC rules and has determined that Mercer is independent from management.

Compensation Peer Group and Benchmarking

Dow competes with a wide variety of both industry and non-industry specific companies for executive talent and investor assets. In order to ensure the executive pay program is competitive and has a strong link to stock price performance, Dow maintains a Compensation Peer Group for market comparisons, benchmarking and setting executive and non-employee director compensation. Market compensation data for the selected Compensation Peer Group is gathered through compensation surveys conducted by Mercer. Dow targets the median of the Compensation Peer Group for all compensation elements in order to attract, motivate, and retain top level executive talent. Annual performance award targets and LTI grants reflect market median values while actual payouts are dependent on Company and individual performance.

Below is Dow's Compensation Peer Group selected for 2020 and a chart that provides a comparison of revenue.

2020 Compensation Peer Group
3M Company
Archer Daniels Midland Company
The Boeing Company
Caterpillar Inc.
The Coca-Cola Company
ConocoPhillips
Deere & Company
Eli Lilly and Company
Honeywell International Inc.
Johnson & Johnson
Johnson Controls International Plc
Kimberly-Clark Corporation
Linde PLC
Lockheed Martin Corporation
LyondellBasell Industries N.V.
Mondelēz International, Inc.
PepsiCo, Inc.
Pfizer Inc.
The Procter & Gamble Company
Raytheon Technologies Corporation



LTM Revenue ($B)[a]

(a) Reflects last twelve months as of December 31, 2020. Source: S&P Capital IQ

The Compensation Peer Group is periodically evaluated by the Committee, with support of management and Mercer, in consideration of a range of factors, including, but not limited to, industry, size, market capitalization and other factors, and then updated periodically to ensure the companies in the group remain relevant. The 2021 Compensation Peer Group has been reviewed and approved, with no changes from 2020.

Other Considerations

Stock Ownership Guidelines

The Committee believes that Dow's executives will more effectively align with stockholders' long-term interests if they hold a minimum number of shares of Dow common stock. Shares used to determine whether the guidelines are met include those held personally or beneficially owned and RSUs subject solely to service-based vesting. Unvested PSUs and Stock Options, whether vested or unvested, do not count towards an executive's minimum ownership.

Multiple of Salary	2020 Target	2020 Actual
CEO	6X	9X
Other NEOs Average	4X	5X

Executives have five years from the date they become subject to the guidelines to satisfy the ownership requirement. Executives are also subject to a retention ratio. If, as of the fifth year, an executive has not met his or her requirement, he or she is required to hold 75% of the shares (net of taxes) received upon the vesting of RSUs and PSUs and upon the exercise of a Stock Option. Currently, each NEO has met the relevant minimum ownership requirement with the exception of Ms. Wilson, who is expected to be compliant within the requisite five-year window.

Speculative Stock Transactions; Anti-Hedging and Anti-Pledging Policy

It is against Dow policy for Directors and executive officers to engage in derivative or speculative transactions in Dow securities. As such, it is against Dow policy for Directors and executive officers to trade in puts or calls in Dow securities, or sell Dow securities short. In addition, it is against Dow policy for Directors and executive officers to pledge Dow securities or hold Dow securities in margin accounts.

Executive Compensation Recovery (Clawback) Policy

As part of its overall corporate governance structure, Dow maintains an executive compensation recovery, or clawback, policy for its executive officers. This policy allows Dow to recover incentive income if an executive officer either knowingly engaged in or was grossly negligent in the event of circumstances that resulted in a financial restatement or other material non-compliance. Under the policy, Dow may recover incentive income based on achievement of quantitative performance targets if an executive officer engaged in grossly negligent conduct or intentional misconduct that resulted in a financial restatement or in any increase in his or her incentive income. Incentive income includes income related to annual bonuses and LTI.

Compensation and Risk Management

The Committee periodically reviews Dow's compensation policies and practices to determine whether the incentive compensation programs create risks that are reasonably likely to have a material adverse effect on Dow. The evaluation covers a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change-in-control policies, use of a compensation recovery policy, and Committee oversight of compensation programs.

Compensation Tables and Narratives

Summary Compensation Table

The following table summarizes the compensation of the Company's CEO, CFO, and the three other most highly compensated executive officers for the fiscal years ended December 31, 2020, 2019 and 2018:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)[b]	Non-Equity Incentive Plan Compensation ($)[c]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[d]	All Other Compensation ($)[e]	Total ($)	Total Without Change in Pension
Jim Fitterling Chairman and CEO	2020 2019 2018	1,548,079 1,369,348 1,178,116	- - -	9,608,666 8,734,840 -	2,400,057 2,100,012 4,750,008	3,020,475 - 1,458,432	5,447,988 3,402,151 893,865	185,991 272,288 190,917	22,211,255 15,878,639 8,471,338	16,763,267 12,476,488 7,577,473
Howard Ungerleider President and CFO	2020 2019 2018	1,216,576 1,088,906 1,103,144	- - -	3,443,303 3,453,059 5,000,007	860,058 830,001 4,150,005	1,819,811 - 1,310,996	1,048,146 769,594 330,919	87,782 87,704 99,625	8,475,676 6,229,264 11,994,697	7,427,530 5,459,670 11,663,778
Peter Holicki SVP Operations, Manufacturing & Engineering	2020 2019 2018	724,262 642,489 627,305	- - -	1,602,008 1,622,662 -	400,049 390,072 1,700,136	650,031 - 465,209	2,039,145 1,446,566 258,940	39,085 55,264 17,721	5,454,580 4,157,053 3,069,312	3,415,435 2,710,487 2,810,372
A. N. Sreeram SVP R&D and Chief Technology Officer	2020 2019 2018	862,979 772,959 782,503	- - -	2,162,276 3,163,251 -	540,054 520,069 2,600,063	817,560 - 705,528	756,399 587,785 318,358	46,348 65,418 69,984	5,185,616 5,109,483 4,476,435	4,429,217 4,521,698 4,158,077
Amy E. Wilson General Counsel and Corporate Secretary	2020 2019 2018	683,967 577,780 417,733	- - -	2,002,269 1,872,081 195,432	500,002 450,077 2,055,178	724,511 - 523,167	1,778,408 1,287,925 566,127	40,802 343,902 29,089	5,729,960 4,531,765 3,786,726	3,951,552 3,243,840 3,220,599

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

Note: The base pay salary differences between 2019 and 2020 reflect the increases detailed in the 2020 Base Salary Decisions table and the impact of changes to Dow's U.S. payroll practices. In 2019, the pay period was transitioned from monthly pay to biweekly. As a result of the conversion, 25 pay periods occurred during 2019 while 27 pay periods occurred in 2020.

Note: In order to show the effect that the year-over-year change in pension value had on total compensation as determined under applicable SEC rules, an additional column is included in this Summary Compensation Table to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total without Change in Pension represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension and Non-Qualified Deferred Compensation Earnings column. The changes in pension value result from many external variables, such as shifting interest rates, that are not related to Company performance. Therefore, Dow does not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes.

(a) Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes, Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. If valued assuming a maximum payout on the Performance Share Program, the value of the awards would be: Mr. Fitterling $9,760,656; Mr. Ungerleider $3,497,519; Mr. Holicki $1,626,978; Dr. Sreeram $2,196,299; Ms. Wilson $2,033,723. A discussion of the assumptions used in calculating these values can be found in Note 21 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

(b) Dow's valuation for financial accounting purposes uses the widely accepted Black-Scholes option valuation model and is otherwise computed in accordance with FASB ASC Topic 718. The option value calculated for the NEOs' grants on February 13, 2020 was $5.89 with exercise price of $48.30 based on the closing stock price of Dow Inc. common stock. on the grant date. A discussion of the assumptions used in calculating these values can be found in Note 21 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

(c) Individual results for Non-Equity Incentive Plan Compensation are detailed in the section titled "Annual Performance Award" of the CD&A and reflect amounts paid in 2021 for performance achieved in 2020.

(d) Reflects the aggregate change in the actuarial present value of accumulated pension benefits at age 65 using the actuarial assumptions included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020. The amounts recorded in this column vary with a number of factors, including the discount rate applied to determine the value of future payment streams. An analysis of the Change in Pension Value for 2020 is shown in the table below. As a result of a decrease in prevailing interest rates in the credit markets in 2020, the discount rate used pursuant to pension accounting rules to calculate the present value of future payments decreased from 3.44% for fiscal year 2019 to 2.75% for fiscal year 2020. The increase in pension value resulting from the change in interest rates does not result in any increase to the underlying benefits payable to participants under the plan.

Change in Pension Value for 2020 Name	Change in Discount Interest Rate ($)	Change in Deferral Period, Benefits, and Other ($)	Total Change ($)
Jim Fitterling	1,012,877	4,434,881	5,447,758
Howard Ungerleider	325,692	722,454	1,048,146
Peter Holicki	607,480	1,431,665	2,039,145
A. N. Sreeram	238,998	517,401	756,399
Amy E. Wilson	449,520	1,328,888	1,778,408

(e) "All Other Compensation" includes perquisites, other personal benefits and the company contributions to both qualified and non-qualified defined company contribution plans. Perquisites and personal benefits include: personal use of aircraft (as required by the company for security and immediate availability reasons) and related travel expenses, certain tax reimbursements to the NEOs, financial and tax planning support, home security, executive physical examinations and related travel expenses, personal excess liability insurance premiums, limited use of assistant for personal matters, access to secured parking at the corporate headquarters, and receipt of items at Dow-sponsored customer events. Personal use of aircraft includes use of corporate aircraft for travel to certain outside board meetings and to company sponsored executive physicals. The incremental cost to Dow of personal use of Dow aircraft is calculated based on published industry rates by Conklin & de Decker Associates, Inc. for the variable operating costs to Dow including fuel, landing, catering, handling, aircraft maintenance and pilot travel costs. Fixed costs, which do not change based upon usage, such as pilot salaries or depreciation of the aircraft or maintenance costs not related to personal travel, are excluded. The NEOs also are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes as it is sometimes necessary for spouses to accompany NEOs to business functions. These taxes are incurred because of the Internal Revenue Service's rules governing business travel by spouses and Dow reimburses the associated taxes. No NEO is provided a tax reimbursement for personal use of aircraft. Tax reimbursements may be provided to NEOs for certain company-provided or reimbursed relocation expenses, if applicable.

The following are additional details associated with other compensation items for 2020:

I. Mr. Fitterling: Personal use of company aircraft as required by company policy for security and immediate availability purposes ($71,308), Company contributions to savings plans ($56,275), and financial and tax planning ($43,500)

II. Mr. Ungerleider: Company contributions to savings plans ($44,840) and financial and tax planning ($34,307)

III. Mr. Holicki: Financial and tax planning ($28,146)

IV. Dr. Sreeram: Personal use of company aircraft for non-Dow board travel and executive health physical ($21,853)

V. Ms. Wilson: Company contributions to savings plans ($24,445)

Grants of Plan-Based Awards

The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table:

Name	Grant Date	Date of Action by the Compensation Committee	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	All Other Option Awards: Number of Securities Underlying Options (#)[d]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[e]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jim Fitterling	2/12/2020	2/12/2020	-	2,550,000	5,100,000							
	2/13/2020	2/13/2020				-	161,500	201,875				7,808,525
	2/13/2020	2/13/2020							37,270			1,800,141
	2/13/2020	2/13/2020								407,480	48.30	2,400,057
Howard Ungerleider	2/12/2020	2/12/2020	-	1,413,445	2,826,890							
	2/13/2020	2/13/2020				-	57,870	72,338				2,798,015
	2/13/2020	2/13/2020							13,360			645,288
	2/13/2020	2/13/2020								146,020	48.30	860,058
Peter Holicki	2/12/2020	2/12/2020	-	631,098	1,262,196							
	2/13/2020	2/13/2020				-	26,920	33,650				1,301,582
	2/13/2020	2/13/2020							6,220			300,426
	2/13/2020	2/13/2020								67,920	48.30	400,049
A. N. Sreeram	2/12/2020	2/12/2020	-	793,748	1,587,496							
	2/13/2020	2/13/2020				-	36,340	45,425				1,757,039
	2/13/2020	2/13/2020							8,390			405,237
	2/13/2020	2/13/2020								91,690	48.30	540,054
Amy E. Wilson	2/12/2020	2/12/2020	-	669,913	1,339,826							
	2/13/2020	2/13/2020				-	33,650	42,063				1,626,978
	2/13/2020	2/13/2020							7,770			375,291
	2/13/2020	2/13/2020								84,890	48.30	500,002

(a) Performance Award program as described in the section titled "Annual Performance Award" of the CD&A.

(b) PSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A. Maximum amount represents payout at 125% reflecting cap at 100% for the combined total of Operating ROC plus Cumulative Cash from Operations, subject to upward modification of 25% based on Relative TSR.

(c) RSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A.

(d) Stock Option awards as described in the section titled "Long-Term Incentive Compensation" of the CD&A.

(e) Amounts represent the aggregate grant date fair value of awards in the year of grant in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table.

Outstanding Equity Awards

The following table lists outstanding equity grants for each NEO as of December 31, 2020, including outstanding equity grants from past years.

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable(a)	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable(a)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(b)	Market Value of Shares or Units of Stock That Have Not Vested ($)(b)(c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(d)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(c)(d)
Jim Fitterling	02/15/2013	175,946	-	32.57	02/15/2023	n/a	n/a	n/a	n/a
	02/14/2014	5,736	-	47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	15,311	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	128,487	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	97,436	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	68,276	34,139	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	87,610	175,220	54.89	02/11/2029	27,743(e)	1,539,737	124,340	6,900,870
	02/13/2020	-	407,480	48.30	02/13/2030	36,025(e)	1,999,388	161,500	8,963,250
Howard Ungerleider	02/10/2012	81,373	-	34.43	02/10/2022	n/a	n/a	n/a	n/a
	02/15/2013	208,201	-	32.57	02/15/2023	n/a	n/a	n/a	n/a
	02/14/2014	94,998	-	47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	94,395	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	105,493	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	85,125	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	59,652	29,826	72.77	02/15/2028	n/a	n/a	n/a	n/a
	03/12/2018	-	-	-	-	69,197	3,840,434	-	-
	04/11/2019	34,626	69,254	54.89	02/11/2029	11,350	629,925	49,150	2,727,825
	02/13/2020	-	146,020	48.30	02/13/2030	13,360	741,480	57,870	3,211,785
Peter Holicki	02/10/2012	21,187	-	34.43	02/10/2022	n/a	n/a	n/a	n/a
	02/15/2013	29,915	-	32.57	02/15/2023	n/a	n/a	n/a	n/a
	02/14/2014	28,078	-	47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	38,267	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	40,578	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	34,871	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	24,437	12,219	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	16,273	32,547	54.89	02/11/2029	5,330	295,815	23,100	1,282,050
	02/13/2020	-	67,920	48.30	02/13/2030	6,220	345,210	26,920	1,494,060
A. N. Sreeram	02/13/2015	15,311	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/10/2017	53,333	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	37,372	18,688	72.77	02/15/2028	n/a	n/a	n/a	n/a
	02/13/2019	-	-	-	-	18,581	1,031,246	-	-
	04/11/2019	21,696	43,394	54.89	02/11/2029	7,110	394,605	30,790	1,708,845
	02/13/2020	-	91,690	48.30	02/13/2030	8,390	465,645	36,340	2,016,870
Amy E. Wilson	02/13/2015	5,874	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	6,229	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	4,719	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	2,804	1,402	72.77	02/15/2028	907	50,339	-	-
	10/10/2018	94,833	47,417	60.08	10/10/2028	-	-	-	-
	04/11/2019	18,776	37,554	54.89	02/11/2029	6,150	341,325	26,650	1,479,075
	02/13/2020	-	84,890	48.30	02/13/2030	7,770	431,235	33,650	1,867,575

(a) Stock Option awards vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table.

(b) RSUs generally vest and are delivered three years after the grant date.

(c) Market values are based on the December 31, 2020 closing stock price of $55.50 per share of Dow Inc. common stock.

(d) PSUs granted April 11, 2019 will vest and be delivered in February 2022. PSUs granted February 13, 2020 will vest and be delivered in February 2023. These shares are shown at the target level of performance. The actual number of shares to be delivered will be determined at the end of the three-year performance period.

(e) Amount reported reflects shares withheld for the payment of withholding tax obligations.

Option Exercises and Stock Vested

The following table summarizes the value received by the NEOs from Stock Options exercised and stock grants vested during 2020:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[(a)]	Value Realized on Vesting ($)
Jim Fitterling	116,590	1,452,478	68,627	3,121,150
Howard Ungerleider	40,478	726,626	58,027	2,621,285
Peter Holicki	13,920	209,774	23,784	1,074,402
A. N. Sreeram	33,510	318,680	36,372	1,643,052
Amy E. Wilson	-	-	3,229	145,854

(a) Reflects settlement of shares from a Performance Share award granted in 2017, even if elected to receive as cash, and release of shares upon vesting of deferred stock granted in 2017 that was converted to RSUs on August 31, 2017.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, following is information about the relationship of the annual total compensation of employees (other than the CEO) and the annual total compensation of the CEO.

The median employee was selected from the Dow population worldwide, excluding the CEO, as of November 30, 2020 using base pay and annual incentive at target, rather than the Summary Compensation Table, as the consistently applied compensation measure. The Company calculated annual base pay based on a reasonable estimate of hours worked during 2020 for hourly workers, and upon salary level for the remaining employees. The Company used a statistical sampling methodology to identify all employees whom the Company expected to be paid within a 0.1% range of the median. The Company selected the representative employee from that group for purposes of calculating the ratio of CEO pay to median employee pay.

For 2020, the annual total compensation for the median employee was $157,943, and the annual total compensation of the CEO, as reported in the Summary Compensation Table was $22,211,255. Based upon the calculation of compensation for both the CEO and the median employee, the ratio of CEO pay to median employee pay for 2020 was approximately 141:1.

The pay ratio presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio may not be comparable to the pay ratio reported by other companies.

Benefits

Pension Benefits

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2020:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year
Jim Fitterling	Dow Employees' Pension Plan Dow Executives' Supplemental Retirement Plan	37.0 37.0	2,348,063 9,444,154	- -
Howard Ungerleider	Dow Employees' Pension Plan Dow Executives' Supplemental Retirement Plan	30.5 30.5	1,491,728 1,822,759	- -
Peter Holicki	Dow Employees' Pension Plan Betriebliche Versorgungsregelungen 1993[b]	N/A 33.6	- 10,888,355	- -
A. N. Sreeram	Dow Employees' Pension Plan Dow Executives' Supplemental Retirement Plan	14.6 14.6	1,062,862 1,409,566	- -
Amy E. Wilson	Dow Employees' Pension Plan Dow Executives' Supplemental Retirement Plan	20.2 20.2	1,122,995 3,297,289	- -

(a) Unless otherwise noted, all present values reflect immediate commencement of pension benefits. The form of payment, discount rate (2.75%) and mortality (RP 2014) are based on assumptions used to determine pension plan obligations.

(b) Unless otherwise noted, all present values reflect benefits payable at the normal retirement age under each plan. The form of payment, discount rate (0.829%), mortality (Heubeck 2019 G), COLA increase assumption (1.75%) and currency conversion rate (1 EUR = US$ 1.229604) are based on assumptions used to determine pension plan obligations as reflected in Note 20 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

Defined Benefit Retirement Plans

Dow Employees' Pension Plan

For employees hired before January 1, 2008, Dow provides the Dow Employees' Pension Plan (the "DEPP") for its U.S. employees and for employees of some of its wholly owned U.S. subsidiaries. Upon retirement, employees receive an annual pension that is paid in the form of a monthly annuity. The benefit is calculated based on the sum of the employee's yearly basic and supplemental accruals calculated in the following manner:

- Basic accruals are calculated based on the employee's highest consecutive three-year average compensation multiplied by a percentage ranging from 4% to 18% based on the age of the employee in the years earned up to 425%.

- Supplemental accruals are for compensation in excess of a rolling 36-month average of the social security wage base. Supplemental accruals range from 1% to 4% based on the age of the employee in the years earned up to 120%.

- The sum of the basic and supplemental accruals is divided by a conversion factor to calculate an immediate monthly benefit.

If the employee terminates employment before age 65 and defers payment of the benefit, the account balance calculated under this formula will be credited with interest. All NEOs except Mr. Holicki participate in the DEPP.

Betriebliche Versorgungsregelungen 1993 (BVR 1993)

For German employees hired before 2005, Dow provides the Betriebliche Versorgungsregelungen 1993 ("German Pension Plan"). The primary component of the German Pension Plan provides a benefit equal to 0.5% of the employee's highest average three years' pensionable pay up to the Social Security Contribution Ceiling ("SSCC") and 1.5% for the portion above the SSCC multiplied by the number of years of credited pension service. In addition to this primary component, there is a cash balance benefit earned each year. The cash balance contribution each year is equal to 4.8% of pensionable pay.

Pensionable pay is calculated using base pay only. The benefits under the primary component are paid as a monthly annuity with actuarial reductions taken if the employee retires before the retirement age of 65. The cash balance can be elected as either a monthly annuity or a lump sum. Benefits in pay are increased in accordance with pension regulations. Mr. Holicki is the only NEO who participates in the German Pension Plan.

Executives' Supplemental Retirement Plan

Because the U.S. Internal Revenue Code of 1986, as amended (the "Code"), limits the benefits otherwise provided by the DEPP, the Board adopted the Executives' Supplemental Retirement Plan (the "ESRP") to provide employees who participate in the DEPP with non-qualified benefits calculated under the same formulas described above. Some parts of the supplemental benefit may be taken in the form of a lump sum depending upon date of hire and plan participation. All NEOs except Mr. Holicki participate in the ESRP.

Dow Employees' Savings Plan

The Company provides all U.S. salaried employees the opportunity to participate in a 401(k) plan titled The Dow Chemical Company Employees' Savings Plan (the "Savings Plan"). In 2020, for salaried employees who contributed 2% of annual salary, Dow provided a matching contribution of 100% of the employee's contribution. For salaried employees who contributed up to an additional 4%, Dow provided a 50% match. All NEOs except Mr. Holicki participate in the Savings Plan on the same terms as other eligible employees.

Non-Qualified Deferred Compensation

The following table provides information on compensation that participating NEOs elected to defer during 2020:

Name	Executive Contributions in Last Fiscal Year ($)[a]	Company Contributions in Last Fiscal Year ($)[b]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[c]
Jim Fitterling	74,519	44,875	521,770	-	2,752,964
Howard Ungerleider	58,564	33,440	68,073	-	376,892
Peter Holicki	-	-	-	-	-
A. N. Sreeram	-	-	-	-	-
Amy E. Wilson	26,328	13,045	11,475	-	92,093

(a) Executive contributions are included in "Salary" for 2020 in the Summary Compensation Table.

(b) Company contributions are included in "All Other Compensation" for 2020 in the Summary Compensation Table.

(c) Executive and Company contributions with respect to Mr. Fitterling of $90,924 for 2018 and $101,829 for 2019, Mr. Ungerleider of $85,587 for 2018 and $85,037 for 2019 and Ms. Wilson of $8,354 for 2018 and $28,384 for 2019 are included in "All Other Compensation" in the Summary Compensation Table.

Dow Elective Deferral Plan

Because the Code limits contributions to the Savings Plan, the Board adopted the EDP in order to further assist employees in saving for retirement. The EDP allows eligible participants to voluntarily defer the receipt of base salary (maximum deferral of 75%) and Performance Award (maximum deferral of 100%). Participation is limited to employees whose combined total of base salary and Performance Award at 100% target are expected to exceed the limit set forth in Section 401(a)(17) of the Code.

Each participant enrolled in the EDP receives a matching contribution from the Company using the same formula authorized for salaried participants under the Savings Plan for employer matching contributions. The current formula provides for a matching contribution on the first 6% of base salary deferred. For purposes of calculating the match under the EDP, Dow will assume each participant is contributing the maximum allowable amount to the Savings Plan and receiving a match thereon. The assumed match from the Savings Plan will be offset from the matching contribution calculated under the EDP. The NEOs' balances consist primarily of voluntary deferrals (and related earnings), not contributions made by Dow.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, as well as the line-up of funds available under the Savings Plan.

Other Retirement Benefits and Impact at Departure

All of the NEOs are retirement eligible. In the event of their retirement, the NEOs are entitled to receive benefits similar to most other salaried U.S. employees, except Mr. Holicki, who is entitled to receive benefits equivalent to other similarly situated German employees. These benefits are described in the table below, together with the impact of various types of separation events on the different compensation elements the NEOs receive.

Retirement, Death or Disability

The NEOs are entitled to receive benefits and equity award treatment in the event of their retirement, death or disability, similar to most other salaried U.S. employees (and, for Mr. Holicki, equivalent to other similarly situated German employees) as summarized in the table below:

Base Salary	Paid through date of separation on the normal schedule
Annual Incentive	Prorated for the portion of the year worked and paid on the normal schedule
LTI Awards	**Age/Service Requirements Met:** If an executive meets the age 55 and 10-year service requirement, the executive's LTI awards will be subject to the following treatment: • Stock Options: Vesting and expiration periods remain unchanged, except that grants made in the same year as termination vest pro rata for the number of months worked during the year. • RSUs and PSUs: Vesting and delivery dates remain unchanged, except that grants made in the same year as termination vest pro rata for the number of months worked during the year. **Age/Service Requirements Not Met:** If an executive does not meet these age and service requirements, other than in the event of a voluntary separation, the executive's LTI awards will be subject to the following treatment: • Stock Options: Vesting and expiration periods remain unchanged, except that grants are prorated for the months worked during the vesting period. • RSUs: Grants are prorated for the number of months worked during the vesting period. Vesting and delivery dates remain unchanged. • PSUs: Grants are prorated for the number of months worked during the performance period. Vesting periods and delivery dates remain unchanged. **Voluntary Separation:** If the executive voluntarily separates before meeting the age and service requirements of a particular grant, such grant is forfeited.
Retirement Plans	Participants have access to the following retirement plan benefits, subject to their respective elections and pursuant to the applicable plan features: • Pension benefits • Defined contribution 401(k) plans • Non-qualified deferred compensation programs
Other Benefits	Eligible for retiree medical and life insurance coverage, subject to their respective country's policy and practice

Involuntary Termination with Cause

In the event of an involuntary termination with cause, all outstanding equity grants are forfeited and incentive income (including LTI) may be recovered by Dow as described in its Executive Compensation Recovery Policy.

Involuntary Termination without Cause

In the event of an involuntary termination without cause, LTI grants will be treated as described in the table above, depending on whether the executive met the age and years of service requirements referenced above. The NEOs are also entitled to receive certain additional benefits in the event of an involuntary termination without cause, as described below under "Potential Payments upon Termination or Change-in-Control."

Potential Payments Upon Involuntary Termination or Change in Control

Each NEO except Mr. Holicki will receive the following benefits upon an involuntary termination without cause:

- A lump-sum severance payment of two weeks per year of service (up to a maximum of 18 months) under the U.S. Severance Plan, plus six months base salary under the Executive Severance Supplement. The U.S. Severance Plan covers most salaried employees in the United States.

- Outplacement counseling and financial/tax planning with a value of $30,000.

- If eligible for retiree medical (as described above under "Other Retirement Benefits"), eighteen months of health and welfare benefits at employee rates.

Mr. Holicki will receive the following benefits upon an involuntary termination without cause based on Dow's policy and practice for severance in Germany:

- A lump-sum severance payment calculated for employees with at least twenty years of service (a) and under the age of sixty-one, on an annualized monthly base multiplied by years of service (maximum 24) times 1.25; or (b) and over sixty, on an annualized monthly basis multiplied by years of service (maximum 24).

- Outplacement counseling and financial/tax planning with a value of $30,000.

Equity awards held by employees and officers have a double trigger change-in-control provision whereby the awards will become fully vested upon the holder's involuntary termination of employment without cause within 24 months following a change-in-control. Dow does not have and does not intend to enter into change-in-control severance or similar agreements with the executive officers.

Involuntary Termination or Change-in-Control Values

The following table summarizes the compensation and benefits that the NEOs would have received under Dow's existing plans had a change-in-control occurred on December 31, 2020 or had their employment been terminated on that date under specified circumstances. The amounts shown are not necessarily indicative of what Dow will pay under similar circumstances because a wide variety of factors can affect payment amounts, which, as a result, can be determined with certainty only when an actual change-in-control or termination event occurs.

Name	Type of Benefit	Involuntary Termination Without Cause ($)[a]	Change-in-Control ($)[b]
Jim Fitterling	Severance	2,884,615	2,884,615
	Double Trigger LTI Acceleration	n/a	22,443,984
	Increase in Present Value of Pension	n/a	1,084,914
	Health & Welfare Benefits	7,713	7,713
	Outplacement & Financial Planning	30,000	30,000
Howard Ungerleider	Severance	1,970,669	1,970,669
	Double Trigger LTI Acceleration	n/a	12,245,037
	Increase in Present Value of Pension	n/a	482,323
	Health & Welfare Benefits	8,811	8,811
	Outplacement & Financial Planning	30,000	30,000
Peter Holicki	Severance	1,753,050	1,753,050
	Double Trigger LTI Acceleration	n/a	3,926,013
	Increase in Present Value of Pension	n/a	n/a
	Health & Welfare Benefits	n/a	n/a
	Outplacement & Financial Planning	30,000	30,000
A. N. Sreeram	Severance	886,941	886,941
	Double Trigger LTI Acceleration	n/a	6,303,849
	Increase in Present Value of Pension	n/a	346,099
	Health & Welfare Benefits	2,241	2,241
	Outplacement & Financial Planning	30,000	30,000
Amy E. Wilson	Severance	855,428	855,428
	Double Trigger LTI Acceleration	n/a	4,803,664
	Increase in Present Value of Pension	n/a	967,297
	Health & Welfare Benefits	9,144	9,144
	Outplacement & Financial Planning	30,000	30,000

(a) While, as of December 31, 2020, each of the NEOs would have qualified for separation payments applicable under a change-in-control had they been terminated on an involuntary basis without cause, figures in this column are presented as if no underlying change-in-control triggering event existed.

(b) Equity compensation values are based on the December 31, 2020 closing stock price of $55.50 per share of Dow Inc. common stock. An executive must meet the double trigger requirement of being involuntarily terminated within two years of a change-in-control in order to receive benefits. In addition, the LTI acceleration value in this table includes Performance Shares at target.

Compensation Committee Matters

Interlocks and Insider Participation

During 2020, the following Directors served on the Compensation and Leadership Development Committee (the "Committee"): Samuel R. Allen, Ajay Banga, Gaurdie Banister Jr., Jeff M. Fettig (Chair as of April 9, 2020), Ruth G. Shaw (Chair until April 9, 2020) and Jill S. Wyant. None of the members of the Committee were at any time during 2020 an officer or employee of the Company. None of the executive officers serve as a member of the board of directors or a compensation committee of any entity that has one or more executive officers serving as a member of the Board or the Committee.

Compensation Committee Report

The Committee reviewed and discussed the CD&A section of the Proxy Statement with Company management. Based on this review and discussion, the Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 as incorporated by reference from this Proxy Statement.

The Committee operates pursuant to a charter that is available on the Company's website at *investors.dow.com.*

This report is submitted by the Committee.

Jeff M. Fettig, Chair
Samuel R. Allen
Ajay Banga
Gaurdie Banister Jr.
Jill S. Wyant

Agenda Item 2:
Advisory Resolution to Approve Executive Compensation

Advisory Resolution to Approve Executive Compensation

As required by Section 14A of the Exchange Act, the Company is asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described in the CD&A section of this Proxy Statement, executive compensation programs are designed to attract and retain talent through the alignment of pay and financial interests of the executives with stockholder value creation.

As described in the CD&A section, the Compensation and Leadership Development Committee believes the executive compensation programs create incentives for strong operational performance and for the long-term benefit of the Company.

Beginning in 2011, a "say on pay" advisory vote to approve executive compensation has been required for all U.S. public companies under Section 14A of the Exchange Act. Therefore, in accordance with the Exchange Act, and as a matter of good corporate governance, the Company is asking stockholders to approve the following non-binding advisory resolution at the 2021 Meeting:

RESOLVED, that the stockholders of Dow Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2021 Annual Meeting of Stockholders.

This advisory resolution is non-binding on the Board. Although non-binding, the Board and the Compensation and Leadership Development Committee will review and carefully consider the voting results when evaluating the executive compensation programs.

Unless the Board modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at the Company's 2022 Annual Meeting of Stockholders.

Vote Required

This Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2021 Meeting.

The Board unanimously recommends a vote FOR the approval of the Advisory Resolution to Approve Executive Compensation.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS RESOLUTION.**

Agenda Item 3:
Approval of the Amendment to the 2019 Stock Incentive Plan

Approval of the First Amendment to the 2019 Stock Incentive Plan

Dow requests that stockholders approve the First Amendment to the Dow Inc. 2019 Stock Incentive Plan, adopted by the Board on February 11, 2021 in accordance with the recommendation of the Compensation and Leadership Development Committee (the "Committee") and subject to stockholder approval (the "Amendment").

The Amendment provides for an increase of the number of shares available for issuance under the Dow Inc. 2019 Stock Incentive Plan (the "2019 Plan") from 75 million to 125 million (an increase of 50 million shares). The total number of shares authorized includes shares that have already been issued or are subject to outstanding awards under the 2019 Plan as described below.

Except for an increase of the number of shares available for issuance, the terms of the 2019 Plan, will remain unchanged including the following governance items:

- Shares are counted using the fungible method which consumes 2.1 shares for every one share awarded as an RSU or PSU, and one share for every one share awarded as a Stock Option or stock appreciation right.

- Restrictions on the amount of awards that can be granted annually.

- Repricing of Stock Options and stock appreciation rights and reloading of Stock Options is prohibited unless stockholder approval is obtained.

- Stock Options and stock appreciation rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.

- Awards have a double trigger change-in-control provision.

- No "evergreen" feature pursuant to which the shares authorized for issuance under the 2019 Plan can be increased without stockholder approval.

- The 2019 Plan is administered by the Compensation and Leadership Development Committee, comprised exclusively of non-employee directors.

If the Amendment is not approved by stockholders at the 2021 Meeting, the 2019 Plan will continue in effect.

Request for Additional Shares

Dow requests that stockholders approve the Amendment, which increases the number of shares available for issuance under the 2019 Plan by 50 million shares, in order to provide the Committee the flexibility to responsibly design compensatory awards that are responsive to the Company's needs and contribute to long-term success by encouraging stock ownership among the Company's officers, employees, non-employee directors and otherwise linking the compensation to stock price performance or the achievement of specified corporate objectives.

The 2019 Plan authorizes Dow to grant equity-based incentive awards to its and its subsidiaries', eligible employees, non-employee directors, consultants, advisors and other individuals. In addition, the 2019 Plan is used to settle outstanding DowDuPont Inc. equity awards that were converted into awards that are denominated in Dow common stock following the spin-off of Dow Inc. from DowDuPont Inc. on April 1, 2019, which are referred to as "Legacy Awards." These Legacy Awards otherwise generally remain in effect pursuant to their existing terms and the terms of the plan under which they were originally granted.

In approving the increase in the number of shares authorized for issuance contemplated by the Amendment, the Committee and the Board took into consideration the following:

- Share usage from the inception of the 2019 Plan through December 31, 2020

- Anticipated share usage for the next five years

- Potential dilution to Dow's current stockholders as measured by run rate and overhang

- Compensation Peer Group practices and market benchmarking provided by Mercer, the Company's independent compensation consultant

- Stockholder support of and feedback on the Company's executive compensation programs

The increase of 50 million shares for issuance under the 2019 Plan, in combination with the remaining authorized shares and forfeited or expired awards added back into the share pool, is expected to satisfy Dow's equity compensation needs for the next five years, based on current circumstances.

Share Usage

Shares Available for Grant under the 2019 Plan: A total of 75 million shares were originally authorized under the 2019 Plan. The following table provides more information on shares available under the 2019 Plan as of December 31, 2020:

Plan Category	(1) **# securities to be issued upon exercise of outstanding options, warrants, rights**	(2) **Weighted-average exercise price of outstanding options, warrants, rights ($)**	(3) **# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))**
Equity Compensation Plans Approved by Security Holders	35,764,438[a]	49.70[b]	18,793,948
Equity Compensation Plans Not Approved by Security Holders	-	-	-

(a) Includes shares to be issued in connection with Stock Options, stock appreciation rights, RSUs and PSUs granted under the 2019 Plan and the Legacy Awards. Total Shares to be issued are determined using the "fungible method" of counting shares which assumes 2.1 shares for each RSU and PSU award and one share for each Stock Option. Forfeited or expired awards result in related shares being added back into the share pool at the fungible ratios.

(b) Calculation does not include outstanding PSUs or RSUs because exercise price is not applicable.

Anticipated Share Usage: The Committee considered the anticipated share usage for the next five years modeled assuming the overall compensation mix for the current year under various stock price scenarios stock price volatility. While the overall mix of compensation may vary each year the current year serves as a useful guide for how shares might be consumed. Future events, including then current business conditions and stock price, could affect the Committee's design of equity compensation programs.

Run Rate and Overhang

The Committee considered the potential dilution to Dow's current stockholders as measured by run rate and overhang when considering the number of additional shares to add to the 2019 Plan.

Because the Amendment does not specify a mix of the types of awards that must be granted, it is not possible to determine the amount of subsequent dilution that may ultimately result from the increase of authorized shares for issuance under the 2019 Plan. However, the Committee and the Board are committed to effectively managing the number of shares authorized for issuance under the 2019 Plan.

Run Rate: As of December 31, 2020, the run rate for the 2019 Plan was 0.77%. Run rate is calculated as the ratio of the total number of shares of underlying awards (including performance-based awards at 100% of target), granted during a fiscal year to the basic weighted average of number of shares of Dow common stock outstanding for the corresponding fiscal year. Please see the table below for more information.

Year	Options Granted (A)	Time-Based RSUs Granted (B)	Performance-Based PSUs Granted (C)	Total (=A + B + C) (D)	Weighted Average Number of Common Shares Outstanding-Basic (E)	Run Rate (= D / E)
2020	2,190,650	2,065,236	1,426,587	5,682,473	740,481,389	0.77%

Overhang: As of December 31, 2020, overhang for the 2019 Plan was 7.3%. Overhang is calculated as the total number of shares to be issued for outstanding equity awards, plus the total number of shares available for issuance, as a percentage of total shares outstanding. The following table provides more information on calculating overhang. The additional 50,000,000 shares available for issuance under the 2019 Plan would increase overhang using these calculations to 14.1%.

Overhang Calculations		Weighted Average Exercise Price	Weighted Average Term
Total number of outstanding Stock Options and stock appreciation rights	27,094,687	$49.70	6.2
Total number of outstanding RSUs and PSUs	8,669,751	Not applicable	Not applicable
Total number of shares to be issued for outstanding equity awards[a]	35,764,438		
Total shares available for issuance under the 2019 Plan	18,793,948		
Total outstanding shares of Dow common stock as of December 31, 2020	743,189,895		
2019 Plan Overhang	7.3%		
Plus additional 50 million shares available for issuance under the Amended 2019 Plan	50,000,000		
Amended 2019 Plan Overhang	14.1%		

(a)   Includes shares to be issued in connection with Stock Options, stock appreciation rights, RSUs and PSUs granted under the 2019 Plan and the Legacy Awards. Total number of outstanding shares are determined using the "fungible method" of counting shares which assumes 2.1 shares for each RSU and PSU award and one share for each Stock Option. Forfeited or expired awards result in related shares being added back into the share pool at the fungible ratios.

Material Features of the 2019 Plan

The 2019 Plan was adopted immediately prior to the spin-off of Dow Inc. from DowDuPont Inc. on April 1, 2019. For more information regarding the spin-off, please refer to the Current Report on Form 8-K filed by Dow Inc. with the SEC on April 2, 2019.

The following summary of the material terms of the 2019 Plan is qualified in its entirety by reference to the terms of the 2019 Plan. The full text of the 2019 Plan, which indicates the proposed changes to the 2019 Plan contemplated by the Amendment, is included in the Appendix.

Purpose: The 2019 Plan authorizes Dow to grant equity-based incentive awards to its and its subsidiaries', eligible employees, non-employee directors, consultants, advisors and other individuals. In addition, the 2019 Plan is used to settle outstanding Legacy Awards pursuant to their existing terms and the terms of the plan under which they were originally granted.

Limitations: The following limitations apply under the 2019 Plan:

- A maximum number of 125 million shares of Dow common stock underlying Legacy Awards, existing awards granted under the 2019 Plan, and new awards that may be granted.

- A participant, other than non-employee director who is subject to the restrictions below, may not be granted in any single fiscal year awards that, in the aggregate, comprise more than 3 million shares of Dow common stock.

- For a participant who is a non-employee director, the maximum aggregate number of shares of Dow common stock subject to awards granted in a single fiscal year is 15,000 shares; however, in the first fiscal year in which a non-employee director joins the Board, or is first designated as Chairman or Lead Director of the Board, the maximum aggregate number of shares is 30,000.

The foregoing share limits are subject to adjustment in certain circumstances to prevent dilution or enlargement, or in the event Dow undergoes a reorganization or other corporate transaction.

Types of Awards: Under the 2019 Plan, Dow may grant Stock Options, stock appreciation rights, restricted stock, RSUs, performance awards, PSUs, and other equity-based awards. The Committee has the discretion to establish the vesting conditions applicable to awards, the performance goals applicable to a performance award, and to determine the extent to which any performance goals have been achieved. Awards of restricted stock or RSUs are generally subject to minimum vesting requirements set forth in the 2019 Plan, subject to certain limited exceptions.

Share Reserve/Share Pool: The shares reserved for issuance under the 2019 Plan are authorized but unissued shares of Dow common stock. If an award expires or is forfeited, the shares underlying the expired or forfeited award are added back to the share pool and available for future grants. However, shares that are tendered or withheld to cover the exercise price of any award or to satisfy any tax withholding obligation, or that are not issued upon full settlement of a stock-settled stock appreciation right, are not added back to the share pool.

Eligibility: All of Dow's employees are eligible for awards under the 2019 Plan. In addition, Dow's non-employee Directors, consultants, advisors and other individuals are eligible for awards. The number of eligible participants varies from year to year at the discretion of the Committee, and the type and mix of awards may vary based on local laws and regulations.

Administration: The Committee has broad authority to grant awards to eligible individuals and to otherwise administer the 2019 Plan. The Committee is also authorized to delegate certain of its authority to administer the plan and grant awards, subject to applicable legal and regulatory constraints.

No new awards may be issued under the 2019 Plan after the tenth anniversary of the plan's effective date, or the date the Board terminates the plan, if earlier.

Amendments: The Board has the authority to amend the 2019 Plan as it deems desirable, and the Committee has similar authority to amend award agreements. However, no amendment that requires stockholder approval under applicable law or stock exchange rules will become effective until such stockholder approval is received. In addition, award agreements may not be amended in a way that would impair the rights of the award recipient without his or her consent, unless the amendment is required or advisable to satisfy any law or regulation, or to meet the requirements of or avoid adverse consequences under any accounting standards.

U.S. Federal Income Tax Consequences

The following is a general description of the United States federal income tax consequences applicable to Awards under the Internal Revenue Code of 1986, as currently in effect (the "Code"). Federal tax treatment may change should the Code be amended. State, local and foreign tax treatment, which is not discussed below, may differ from federal income tax treatment. A participant will be responsible for payment of any taxes or similar charges required by law to be paid or withheld with respect to any award. Individual circumstances may vary and a participant should consult with a tax advisor as to the tax consequences for transactions under the 2019 Plan.

Stock Options and Stock Appreciation Rights: The grant or vesting of a nonqualified Stock Option or stock appreciation right will not result in federal income tax liability. When exercised, the participant will recognize ordinary income in the year in which the award is exercised in an amount equal to the excess of (a) the fair market value of the shares subject to exercise on the exercise date over (b) the exercise price paid for those shares. The participant will recognize a capital gain or capital loss on any disposition of shares acquired under the 2019 Plan. The participant will recognize a capital gain to the extent that the proceeds from the disposition of the shares exceed the amount recognized as ordinary income at the time the participant acquired the shares (such amount, the "Basis"). A capital loss will result to the extent that the amount realized upon the sale is less than the Basis. The gain or loss will be long term if the shares are held for more than one year prior to the disposition.

Restricted Stock: The participant will not recognize income until the transfer or forfeiture provisions lapse (i.e., vest) unless the participant voluntarily elects to recognize income on the date of grant by timely filing an election under Section 83(b) of the Code. If the participant does not timely make a Section 83(b) election, then at the time that the transfer restrictions and forfeiture provisions lapse, the participant will recognize as ordinary income an amount equal to the excess of the fair market value of the shares on the date of lapse over the purchase price (if any) paid for such shares. A participant will recognize a capital gain to the extent that the amount realized from the sale of the shares exceeds the fair market value of such shares at the time the participant recognized ordinary income. A capital loss will result to the extent the amount realized upon the sale is less than such fair market value. The gain or loss will be long term if the shares are held for more than one year prior to the disposition. If a Section 83(b) election is not made, any dividends and dividend equivalents paid with respect to shares of restricted stock before the restricted stock vests are treated as compensation income, rather than dividend income. The participant will recognize ordinary income in the amount of any such dividends paid with respect to shares of restricted stock before the restricted stock vests. The participant will also recognize ordinary income in the amount of any dividend equivalents that are paid.

RSUs: The participant will not recognize income until the RSUs are settled. RSUs may constitute a form of nonqualified deferred compensation under Section 409A of the Code, which is described in more detail below. Although the participant will not recognize income until settlement, the participant may be subject to employment taxes (e.g., FICA) before an award is settled. The participant will recognize a capital gain to the extent that the amount realized from the sale of the shares exceeds the fair market value of such shares at the time the participant recognized ordinary income. A capital loss will result to the extent the amount realized upon the sale is less than such fair market value. The gain or loss will be long term if the shares are held for more than one year prior to the disposition. Dividend equivalents are treated as compensation income. The participant will recognize ordinary income in the amount of any such dividend equivalent paid with respect to shares corresponding to the restricted stock unit before the units vest.

Other Awards: The tax treatment of other awards will depend on the form and terms of such awards. A participant should consult with a tax advisor as to the tax consequences for transactions under the 2019 Plan.

Section 409A of the Code: If an award is treated as "nonqualified deferred compensation" and the award does not comply with or is not exempt from Section 409A of the Code, Section 409A may impose additional taxes, interest and penalties the participant. All grants made under the 2019 Plan are intended to either be exempt from or comply with Section 409A of the Code to avoid such additional taxes, interest and penalties. In the event that the Committee determines that the awards are subject to Section 409A of the Code, the Committee shall have the authority to make such amendments to any award as the Committee deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. The participant will be solely responsible and liable for paying all taxes and penalties that may be imposed in connection with an award, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any of its affiliates will be required to indemnify a participant or otherwise hold harmless from any such taxes or penalties.

Withholding Taxes: Any required withholdings must be paid by the participant on or prior to the payment or other event that results in taxable income with respect to an award. The award agreement may specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of award. The Company shall not be required to recognize a participant's rights under an award, to issue shares, or to recognize the disposition of such shares until these obligations are satisfied. To the extent permitted or required by the Committee, these obligations may be satisfied by the Company withholding cash from any compensation otherwise payable the participant, the Company withholding a portion of the shares that otherwise would be issued to the participant under such award or any other award held by the participant, or by the participant tendering cash or shares to the Company. If an award holder is a Section 16 officer, the terms of the 2019 Plan and related award agreements require mandatory share withholding.

2019 Plan Benefits

The 2019 Plan does not provide for set benefits or amounts of awards and the Committee has not approved any awards that are conditioned on stockholder approval of the Amendment. The Committee also has not made any determination with respect to awards to be made under the 2019 Plan to any individual named executive officer, the named executive officers as a group, non-employee directors as a group or non-executive officer employees as a group, although we do not expect our annual grant practices to change significantly if stockholders approve the Amendment. However, as stated in the section titled "Director Compensation" on page 37, each of the non-employee Directors are entitled to receive an annual equity grant which is typically granted on the date of the Annual Meeting of Stockholders. Subject to stockholder approval and as of the date of the 2021 Meeting, the Committee is expected to grant these awards under the 2019 Plan.

The following table lists the aggregate value of the award expected to be granted to non-employee Directors following the 2021 Meeting, and notes that executive officers (including the NEOs) will not receive any awards conditioned upon stockholder approval of the Amendment.

Name	Dollar Value	Number of Shares
Jim Fitterling	-	-
Howard Ungerleider	-	-
Peter Holicki	-	-
A.N. Sreeram	-	-
Amy E. Wilson	-	-
Total of All Executive Officers as a Group (11)	-	-
Total of All non-employee Directors as a Group (10)	$1,850,000	(a)
Total of All Employees (excluding Executive Officers) as a Group	-	-

(a) The number of RSUs granted following the 2021 Meeting will be determined based on the closing stock price on the date of the grant.

Future awards will be made at the discretion of the Committee and are not currently determinable.

Vote Required

This Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2021 Meeting.

The Board unanimously recommends a vote FOR the approval of the First Amendment to the Dow Inc. 2019 Stock Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS RESOLUTION.

Agenda Item 4:
Approval of the 2021 Employee Stock Purchase Plan

Approval of the Dow Inc. 2021 Employee Stock Purchase Plan

The Compensation and Leadership Development Committee of the Board (the "Committee") and Board have unanimously approved the Dow Inc. 2021 Employee Stock Purchase Plan (the "ESPP"), subject to stockholder approval. The following sections summarize the material terms of the ESPP. These sections are qualified in their entirety by the full text of the ESPP, which is included in the Appendix to this Proxy Statement.

2021 Employee Stock Purchase Plan

Purpose: The purpose of the ESPP is to encourage and enable eligible employees to acquire property interests in the Company through ownership of the Company's common stock. We believe that employees who participate in the ESPP will have a closer identification with the Company by virtue of their ability as stockholders to participate in our growth and earnings.

General: The ESPP permits eligible employees to use payroll deductions to purchase shares of the Company's common stock at a discount to the market price. The payroll deductions accumulate over the course of an Offering Period (see "Offering Periods" below), which will generally be six months in duration. On the first day of each Offering Period, each participant in the ESPP will automatically be granted an option to purchase as many whole shares of common stock as the participant will be able to purchase with the payroll deduction credited to his or her account during the Offering Period. At the end of the Offering Period, the total payroll deductions of all participants are used to purchase common stock directly from the Company, generally at a discount to market price.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986 (the "Code"), and permits participants to be eligible to receive favorable tax treatment of shares acquired under the ESPP, as described below (such offerings, "Section 423 Offerings"). However, the Committee (see "Administration" below) may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code (such offerings, "Non-423 Offerings").

Effective Date: If approved by stockholders, the ESPP will become effective on April 15, 2021. The term of the ESPP will continue until terminated by the Board or the Committee or the date that all shares available for issuance under the ESPP have been issued.

Administration: The ESPP will be administered by the Committee. For the purposes of this summary, references to the "Committee" include the Committee as well as any administrator, including management, to which the Committee has delegated any of its responsibilities and powers. The Committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to the ESPP terms and applicable law, the Committee has the full and final authority to construe and interpret the ESPP and adopt rules and regulations for the administration of the ESPP as the Committee deems appropriate. The Committee may also adopt sub-plans relating to the operation and administration of the ESPP or provide for Non-423 Offerings, in either case, with the intention to accommodate specific requirements of local laws and procedures for non-U.S. jurisdictions. The sub-plans and/or Non-423 Offerings will not be required to comply with Section 423 of the Code and their terms may take precedence over the terms of the ESPP with respect to such sub-plans and/or Non-423 Offerings.

Shares Reserved for the ESPP: The aggregate number of shares of common stock that may be issued under the ESPP may not exceed 25,000,000 shares. The number of shares issuable under the ESPP and the terms of purchase rights to acquire such shares are subject to adjustment in connection with certain corporate and recapitalization events as described in the ESPP.

Enrollment, Contributions and Cashless Participation: Eligible employees may become participants in the ESPP by electing to participate in a particular offering. Eligible employees enroll by completing the appropriate forms and agreements, as directed by the Committee. Following the end of each Offering Period, participants will not be automatically re-enrolled in the next Offering Period.

The default rule under the ESPP provides that a participant may elect to contribute a set percentage of annual eligible compensation (a whole percentage of at least 1%, but not more than 10% of annual eligible compensation), subject to the applicable IRS limitations. Eligible compensation equals the participant's annual total base salary or annual total base wages (as applicable), payable to the participant by the Company or a Participating Subsidiary (defined below) as compensation for services to the Company or Participating Subsidiary. For the avoidance of doubt, the participant's annual total base salary or annual total base wages does not include overtime payments. The aggregate amount of the specified percentage of *annual* eligible compensation will be deducted from the participant's paychecks on an after-tax basis in pro rata installments each pay period during the term of the Offering Period. A participant may not make separate cash payments to fund his or her account except as permitted by the Committee. The ESPP authorizes the Committee to approve any other method of contribution for an Offering Period prior to the commencement of the applicable Offering Period (e.g., a one-time lump sum contributions, payroll deductions of specified amounts rather than percentages, etc.). Any additional method of contribution will be communicated to employees as part of the enrollment materials provided in connection with the applicable Offering Period.

All contributions made by a participant will be credited (without interest) to his or her account. A participant may not withdraw from an Offering Period once it has begun unless he or she terminates employment. If the participant terminates employment during the Offering Period, his or her contributions made during such Offering Period will be refunded, without interest.

Offering Periods: The ESPP provides for one or more Offering Periods in each calendar year, as determined by the Committee. Each Offering Period will generally consist of a six-month purchase period that generally will begin during the first quarter of each calendar year.

Notwithstanding the foregoing, the Committee has the authority to change the duration of an Offering Period (including the start and end date); provided that the change is announced prior to the start of the first Offering Period to be affected by such change and that the Offering Period is not greater than 27 months. The Committee also has the authority to change the frequency of the offerings and to determine whether an offering will be a 423 Offering or a Non-423 Offering.

Purchase of Shares: On the first day of an Offering Period, a participant will be granted a purchase right to purchase shares of common stock at the applicable purchase price. Subject to the limit below, the number of shares of common stock is determined by dividing the amount of the participant's contributions accumulated as of the last day of the Offering Period by the applicable purchase price, provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year; and (b) in no event will the aggregate number of shares subject to purchase rights during an Offering Period exceed the number of shares then available under the ESPP.

The maximum number of shares of our common stock that may be purchased by any participant during any Offering Period is limited to 5,000 shares (subject to adjustment as provided in the ESPP) or such other maximum number of shares as the Committee may determine from time to time. The Committee may modify this limit from time to time. The number of shares subject to purchase rights will be adjusted as necessary to conform to the above limitations.

The purchase price will be 85% (or such greater percentage as determined by the Committee prior to the commencement of any Offering Period) of the lesser of the (i) fair market value per share of our common stock as determined on the purchase date or (ii) fair market value per share of our common stock as determined on the first day of the applicable Offering Period (provided that, in no event may the purchase price be less than the par value per share of our common stock).

A participant's right to purchase shares of common stock during any Offering Period will be exercised automatically on the purchase date unless his or her participation is terminated prior to the end of the Offering Period. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant's termination of employment or the last day of the applicable Offering Period. Purchase rights are not transferable other than by will or the laws of descent and distribution.

Amendment; Termination: The Board or the Committee may amend the ESPP at any time, except that approval of an amendment to the ESPP by our stockholders will be required to the extent that stockholder approval of such amendment is required by applicable law or applicable stock exchange rules. The Board or the Committee may suspend or discontinue the ESPP at any time.

Eligible Participants: Purchase rights may only be granted to eligible employees of the Company or a Participating Subsidiary. Generally, all employees of the Company or a Participating Subsidiary may participate unless (a) they are scheduled to work less than 50% of the standard hours defined as full-time in each such employee's work location, provided that each such employee's customary employment is also not more than 20 hours per week; and (b) their customary employment is for not more than 5 months in any calendar year.

However, no employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A "Participating Subsidiary" is any subsidiary or affiliate of the Company, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the ESPP including, but not limited to, The Dow Chemical Company, Union Carbide Corporation, Dow Silicones Corporation, and Rohm and Haas Company.

Adjustments; Effect of a Change of Control: If there is any change in the number, class, value or terms of the shares of our common stock because of a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization, liquidation, or any other change in the corporate structure or our shares, including any extraordinary dividend or distribution (but excluding any regular cash dividend), then the Committee will adjust the number and class of shares of common stock reserved for issuance under the ESPP (including the numerical limits set forth in the ESPP), the purchase price per share, and the number of shares subject to purchase rights in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP.

In addition, if the Company proposes to sell all or substantially all of its property or stock, or enters into a merger or consolidation transaction (each a "Reorganization Event"), the Committee will, in its discretion, provide that (a) each outstanding option granted under the ESPP will be assumed or an equivalent option will be substituted by the successor entity (or its parent or subsidiary); (b) upon written notice to eligible employees, all outstanding options will be terminated as of the effective date of the Reorganization Event and that all such outstanding options will become exercisable to the extent of an eligible employee's contribution account balance as of a date specified by the Administrator in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event; (c) upon written notice to eligible employees, all outstanding options will be cancelled as of a date prior to the effective date of the Reorganization Event and that any balance in the eligible employee's contribution account will be returned to him or her on such date; (d) in the event of a Reorganization Event under the terms of which holders of common stock will receive, upon consummation thereof, a cash payment for each share surrendered in the Reorganization Event, make or provide for a cash payment to the eligible employee equal to (1) the acquisition price times the number of shares of Common Stock subject to the eligible employee's option (to the extent the Option Price does not exceed the acquisition price) minus (2) the aggregate Option Price of such option, in exchange for the termination of such option; (e) provide that, in connection with a liquidation or dissolution of the Company, options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof); or (f) any combination of the foregoing.

Plan Benefits. Benefits under the ESPP will depend on participants' elections to participate and the fair market value of our common stock at various future dates. As a result, it is not possible as of the date of this proxy statement to determine future benefits that will be received by executive officers and other employees. Each participant is limited to the $25,000 annual purchase restriction as well as the participant purchase restrictions for any Offering Period described above.

The Company anticipates filing a registration statement on Form S-8 with the SEC to register shares of common stock under the ESPP, subject to and effective upon stockholder approval, as soon as practicable following stockholder approval of the ESPP.

U.S. Federal Tax Consequences

The following is a summary of the material U.S. federal income tax and employment tax consequences that may arise with respect to the participation in the ESPP by U.S. employees who participate in a 423 Offering under the ESPP. Different consequences may apply for participants who reside outside the U.S. or who participate in a Non-423 Offering under the ESPP. The discussion is based on U.S. federal tax laws and regulations as in effect on the date of this prospectus. It is set forth solely for the eligible employee's general information, and employees should consult their tax advisors concerning specific situations. This discussion is not intended to be a complete summary or legal interpretation, and it does not address consequences other than U.S. federal income tax and employment tax consequences. Employees might be subject to state, local, and/or foreign tax as a result of their participation in the ESPP, and they should consult their tax advisor to learn how state, local, and/or foreign tax laws will apply to them.

With respect to the 423 Offerings under the ESPP, the ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. Qualification as an employee stock purchase plan means that employees will not be taxed at the federal level when the Company grants them an option at the beginning of an Offering Period or when they exercise their option to purchase shares at the end of an Offering Period. Federal taxes on ordinary income and capital gains (or losses) may be incurred, however, when they sell the shares, as follows:

If an employee sells the shares more than two years after the first trading day of the Offering Period in which he or she purchased them and the proceeds of the sale are equal to or less than the Option Price paid, the employee will have no taxable ordinary income resulting from the sale. The employee may have a capital loss if the sale price is less than his or her basis in the shares sold. The employee's basis is the purchase price paid plus the amount taxed to the employee as ordinary income. The employee's basis is the Option Price paid.

If the employee sells the shares more than two years after the first trading day of the Offering Period in which he or she purchased them and the proceeds of the sale are greater than the Option Price paid, the employee will recognize ordinary income equal to the lesser of items (i) and (ii) below in the year when the sale occurs:

(i)   15% (the current discount under the ESPP) of the fair market value of the shares on the first trading day of the Offering Period in which they were purchased; or

(ii)   the excess of the sale price over the Option Price paid.

In addition, the employee will recognize a long-term capital gain if the sale price exceeds his or her basis in the shares. The employee's basis is the Option Price paid plus the amount taxed to the employee as ordinary income as described in (i) or (ii) above.

If the employee sells the shares within two years after the first trading day of the Offering Period in which he or she purchased them, the employee will recognize ordinary income equal to the difference between the fair market value of the shares on the last trading day of the Offering Period and the Option Price paid. This amount is reportable as ordinary income even if the employee earned no profit on the sale or the shares were sold at a loss. In addition, the employee may recognize long-term or short-term capital gain or loss (depending on whether the employee has held the shares for more than twelve months) in an amount equal to the difference between the sale price and the employee's basis in the shares.

If the employee does not sell or otherwise dispose of the shares before his or her death, regardless of how long the employee held them, the employee will recognize ordinary income equal to the lesser of items (i) and (ii) below in the year of his or her death:

(i)   15% (the current discount under the ESPP) of the fair market value of the shares on the first trading day of the Offering Period in which they were purchased; or

(ii)   the excess of the fair market value of the shares on the date of the eligible employee's death over the Option Price paid.

If required by the enrollment form for the Offering Period, the employee must promptly notify the Company in writing of any disposition or other transfer of shares if such disposition or transfer is made within two years after the first trading day of the Offering Period.

Amounts deducted from the employee's eligible compensation to purchase shares under the ESPP are included in the employee's wages for federal income tax purposes at the time of the deduction. The Company generally is not required to withhold federal income tax with respect to any amount that the employee recognizes as ordinary income in connection with the disposition of shares purchased under the ESPP.

Both the employee and the Company are required to pay equal amounts of federal employment tax under the Federal Insurance Contributions Act ("FICA") with respect to the employee's wages. While the employee's payroll deductions under the ESPP are included in the employee's wages for FICA purposes, amounts the employee receives in connection with the disposition of shares that the employee acquires under the ESPP are excluded from the employee's wages for FICA purposes and no withholding for FICA tax is required for such amounts.

If the employee disposes of a Share within the two-year holding period, the Company is generally entitled to deduct, for federal corporate income tax purposes, the amount that the employee is required to report as ordinary income by reason of the disposition. The Company generally is not entitled to an income tax deduction if the employee sells or otherwise disposes of the shares after meeting the two-year holding period.

New Plan Benefits

Participation in the ESPP will be optional and completely within the discretion of our employees, and therefore the number of shares that we may issue under the ESPP cannot be determined in advance.

Vote Required

This Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2021 Meeting.

The Board unanimously recommends a vote FOR the approval of the ESPP.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS RESOLUTION.**

Agenda Item 5:
Ratification of the Appointment of the Independent Registered Public Accounting Firm

Ratification of the Appointment of the Independent Registered Public Accounting Firm

RESOLVED, that the appointment of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2021, made by the Audit Committee with the concurrence of the Board, is hereby ratified.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Company Bylaws provide that the selection of the independent registered public accounting firm is subject to stockholder ratification at each Annual Meeting. The Audit Committee has appointed, and the Board has concurred subject to your ratification, Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2021. Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1905. Deloitte & Touche LLP has offices at or near most of the locations where Dow operates in the United States and other countries. The members of the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP is in the best interests of the Company and its investors.

Before making its determination on appointment, the Audit Committee carefully considers the qualifications and competence of candidates for the independent registered public accounting firm. For Deloitte & Touche LLP, this has included a review of its performance in prior years, its independence and processes for maintaining independence, the results of the most recent internal quality control review or Public Company Accounting Oversight Board inspection, the key members of the audit engagement team, and the firm's approach to resolving significant accounting and auditing matters including consultation with the firm's national office as well as, its reputation for integrity and competence in the fields of accounting and auditing. Under the Audit Committee charter, the Audit Committee has established formal preapproval policies and procedures that involve the use of preapproval service categories for audit, audit-related, and permitted non-audit services that are routinely provided by Deloitte & Touche LLP. Such policies and procedures are detailed as to the particular individual services that may be performed within each preapproval category and such policies and procedures do not include the delegation of the Audit Committee's responsibilities to management. The Audit Committee is informed of each service performed, the fee arrangement, and amounts incurred within each preapproval category as presented by Deloitte & Touche LLP and reviewed by the Audit Committee at each Audit Committee meeting. The Audit Committee is directly involved in the selection of the lead engagement partner in conjunction with the mandated rotation of this position. Additional information may be found in the Audit Committee Report on page 88 and Audit Committee charter available on the Company's website at *investors.dow.com.*

The Audit Committee has expressed its satisfaction with Deloitte & Touche LLP. In October 2020, Deloitte & Touche LLP advised the Audit Committee that, like all other major accounting firms, it has been named as a defendant in a number of civil lawsuits, most of which are premised on allegations that financial statements issued by clients and reported on by the firm were incorrect. Deloitte & Touche LLP has further advised the Audit Committee that based on the firm's historical experience and understanding of the circumstances giving rise to such lawsuits, the firm does not believe that they will have a significant impact on the firm's ability to serve as the independent registered public accounting firm for the Company. The Audit Committee has concluded that the ability of Deloitte & Touche LLP to perform services for the Company is not adversely affected by such litigation.

Representatives of Deloitte & Touche LLP will attend the 2021 Meeting and will have the opportunity to make a statement if they desire to do so and may respond to appropriate stockholder questions.

Vote Required

This Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will be counted and have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on this Agenda Item 5, without instruction from you.

In the event that the selection of Deloitte & Touche LLP is not ratified by stockholders, the Audit Committee will take that into account in connection with any future decisions as to the selection of a firm to serve as the Company's auditors; although, by law, the Audit Committee has final authority over the determination of whether to retain Deloitte & Touche LLP or another firm at any time.

The Board unanimously recommends that stockholders vote FOR the resolution to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the Company and its subsidiaries for 2021.

Independent Registered Public Accounting Firm Fees

For the years ended December 31, 2020 and 2019, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates. Total fees for the years ended December 31, 2020 and 2019, for the independent registered public accounting firm were:

Type of Fees In thousands	2020 ($)	2019 ($)
Audit Fees (a)	21,237	25,142
Audit-Related Fees (b)	2,807	4,438
Tax Fees (c)	2,053	2,780
TOTAL	26,097	32,360

(a) The aggregate fees billed for the integrated audit of the Company's annual financial statements and internal control over financial reporting, the reviews of the financial statements in Quarterly Reports on Form 10-Q, comfort letters, consents, statutory audits, and other regulatory filings. For 2020 and 2019, the fees include $135,000 and $850,000 respectively, which were associated with supporting the DuPont de Nemours, Inc. filings with the SEC for the period prior to the spin-off of Dow Inc. from DowDuPont Inc. on April 1, 2019.

(b) The aggregate fees billed primarily for audits of carve-out financial statements, assessment of controls relating to outsourced services, audits and reviews supporting divestiture activities, and agreed-upon procedures engagements.

(c) The aggregate fees billed primarily for corporate tax consulting services, the preparation of expatriate employees' tax returns and tax compliance services.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS RESOLUTION.

Audit Committee Report

The Audit Committee operates pursuant to a charter that is available on the Company's website at *investors.dow.com*. All references to Committee in this report refer to the Audit Committee.

The Committee is comprised entirely of independent Directors who meet the independence, experience and other qualification requirements of the NYSE and the Company. The Board has determined that the following Committee members are financially literate and are audit committee financial experts as defined by the applicable standards: James A. Bell, Wesley G. Bush, Richard K. Davis, Jacqueline C. Hinman and Daniel W. Yohannes.

Dow held ten Audit Committee meetings during 2020. Six meetings were regularly scheduled meetings that included separate executive sessions of the Committee with time allowed to meet with the lead client service partner of the independent registered public accounting firm, the internal auditor, the general counsel, management and among the Committee members themselves. Four meetings were conference calls related to the Company's quarterly financial results, and related announcements and periodic filings. Numerous other informal meetings and communications among the Committee members, the independent registered public accounting firm, the internal auditor and/or members of the Company's management also occurred.

On behalf of the Board, the Committee oversees the Company's financial reporting process and its internal control over financial reporting, areas for which management has the primary responsibility. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States and for issuing its report on the Company's internal control over financial reporting.

In this context, the Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements and the quarterly unaudited financial statements including the reasonableness of significant estimates and judgments, and the clarity of disclosures related to critical accounting estimates and critical audit matters, matters relating to the Company's internal control over financial reporting and the processes that support certifications of the financial statements by the Company's Chief Executive Officer and Chief Financial Officer.

Among other items, the Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the standards of the Public Company Accounting Oversight Board. The Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. In addition, the Committee has received written materials addressing Deloitte & Touche LLP's internal quality control procedures and other matters as required by the NYSE listing standards.

Further, the Committee preapproves and reviews audit, audit-related and permitted non-audit services provided by the independent registered public accounting firm to the Company and the related fees for such services. The Committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to the Company, and has concluded that such services are compatible with the auditors' independence. The Committee's charter allows delegation of authority to preapprove audit, audit-related and permitted non-audit services by the independent registered public accounting firm to a subcommittee consisting of one or more Committee members, provided that such subcommittee decisions be presented to the full Committee at its next scheduled meeting.

Relying on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC. The Committee has also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the Company and its subsidiaries for 2021. The Board has concurred with that selection and has presented the matter to the stockholders of the Company for ratification.

This report is submitted by the Audit Committee.

James A. Bell, Chair
Wesley G. Bush
Richard K. Davis
Jacqueline C. Hinman
Daniel W. Yohannes

Agenda Item 6:
Stockholder Proposal – Shareholder Right to Act by Written Consent

Stockholder Proposal—Shareholder Right to Act by Written Consent

The following stockholder proposal has been submitted to the Company for action at the 2021 Meeting by John Chevedden on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. The proposal and supporting statement have been reprinted as they were submitted and the Company is not responsible for their accuracy or content. If properly presented at the 2021 Meeting, the Board unanimously recommends a vote AGAINST this proposal.

Proposal 6—Shareholder Right to Act by Written Consent

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won 95%-support at a Dover Corporation shareholder meeting and 88%-support at an AT&T shareholder meeting.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. Candidates for replacement could include Samuel Allen, Ajay Banga, Jacqueline Barton and Richard Davis each of who received more than 42 million negative votes at the 2020 annual meeting. And Chairman Jeff Fettig received more than 61 million negative votes.

A shareholder right to act by written consent affords Dow management strong protection. Due to the low shareholder participation in annual meeting elections any action taken by written consent would still need more than 70% supermajority approval from the shares that normally cast ballots at the annual meeting to equal a majority from the Dow shares outstanding.

And since the publication of the 2020 Dow annual meeting proxy written consent has become more important due to the near extinction of in-person shareholder meetings. And in any event it takes 35% of the shares that normally vote at the Dow annual meeting to call for a special meeting. And the percentage of shares needed to call a special meeting is imbedded in the Certificate of incorporation which intentionally makes it more difficult to change it to a more reasonable percentage.

With the near universal use of tightly controlled online annual shareholder meetings, which can be only 10-minutes of routine formalities, shareholders are severely restricted in engaging with management and making their views known because all challenging questions and comments directed to management can be screened out. And management is free to have insiders opine in lockstep support of management.

For instance Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 shareholder meeting to bar constructive criticism.

Plus AT&T management would not even allow the proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online annual meeting during the pandemic.

Please see:

AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/
Imagine the control a management like AT&T could have over an online special shareholder meeting.

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting since tightly controlled online shareholder meetings are a shareholder engagement wasteland.

Please vote yes:

Shareholder Right to Act by Written Consent—Proposal 6

Company's Statement and Recommendation

The Board recommends a vote AGAINST this proposal.

The Board and the Corporate Governance Committee have considered this proposal and do not believe that its adoption is in the best interests of the Company and its stockholders.

The Board believes adopting this proposal will restrict important procedural protections necessary for effective governance and increase the risk of potential abuse by denying certain stockholders the ability to participate or vote in major decisions affecting the Company and their interests. As discussed below, the Company's existing corporate governance practices provide robust procedural protections and meaningful opportunities for stockholders to raise their concerns with the Board and management and appropriately balance enhancing stockholder rights while adequately protecting stockholder interests.

Stockholder meetings provide a more transparent, informed and equitable process for stockholders to exercise their rights. Actions taken through a meeting, whether at an annual or special meeting of stockholders, better serves the stockholders' interests than action by written consent. Taking actions through a meeting provides stockholders an opportunity to participate in an open, transparent and equitable decision-making process and safeguards important procedural protections and advantages that are absent in the written consent process, including, but not limited to, the following:

- Meetings are held at a time, date and venue (including a virtual platform) announced publicly in advance with adequate notice and complete information about the proposed stockholder action widely distributed to all stockholders prior to the meeting.

- All stockholders have sufficient time and opportunities to consider and discuss the proposed action with other stockholders, the Board and management, which promotes well informed decision-making.

- All stockholders have a chance to participate in the process and cast their votes, and also have greater flexibility to change their decisions given more complete information is provided prior to the proposed action becoming effective.

In contrast, the written consent process may not require advance communication to be provided to all stockholders or provide sufficient time or opportunities to discuss the proposed actions. As a result, the person or persons asking for consent may not inform all stockholders of the proposed action and such stockholders may be denied the ability to participate or vote in major decisions affecting the Company and their interests. In the supporting statements, the proponent refers to concerns that virtual annual shareholder meetings have severely restricted stockholders from engaging with management, citing recent examples that have no relevance to the Company and its practices, which are discussed in the 2021 Meeting Rules of Conduct and Procedures, which are available before the 2021 Meeting at *www.proxyvote.com* and during the 2021 Meeting at *www.virtualshareholdermeeting.com/DOW2021*. Adopting a written consent process may exacerbate such concerns by circumventing the opportunity for all stockholders to consider and vote on the proposed actions.

Stockholders have meaningful existing rights to act inside and outside of the annual meeting cycle. The Company's existing corporate governance practices already provide meaningful opportunities for stockholders to communicate their priorities and concerns with the Board, management and other stockholders. Such practices include the following:

- The Company's Bylaws provide that special meetings of stockholders may be called at the request, in writing, of the holders of record of at least 25% of the outstanding stock of the Company entitled to vote.

- Proxy access Bylaw provision permits eligible stockholders to nominate and include information about director nominees in the Company's proxy materials, as discussed on pages x and 25 of this Proxy Statement under the headings "Future Director Nominees Through Proxy Access" and "Director Candidate Nominations through Proxy Access," respectively.

- No supermajority stockholder voting requirements in the Company's Certificate of Incorporation and Bylaws.

- Annual stockholder "say-on-pay" vote gives stockholders the opportunity to express their views on executive compensation.

- Annual election of all directors by a majority of the votes cast by stockholders. Directors not elected by a majority of the votes cast are subject to the Company's resignation policy.

- Comprehensive board oversight on corporate strategy, sustainability and risk with periodic board refreshment based on a rigorous director selection and evaluation process.

The supporting statements note that action by written consent may require a supermajority vote of more than 70% of shares that normally cast ballots at the annual meeting to approve a proposed action; however, it does not explain how this potentially increased threshold would lead to improved stockholder engagement or participation, thereby adding confusion to the stockholder approval process.

The Company's extensive stockholder engagement program provides stockholders with effective access to the Board and management. The Company's stockholder engagement program provides stockholders with meaningful opportunities to discuss and deliver direct feedback to the Board and management. Throughout the year, members of the management team, and in some cases, members of the Board, have extensive dialogue with stockholders. In 2020, the Company has engaged with investors who collectively held approximately 75% of outstanding shares of common stock of the Company, and carefully considered feedback from these stockholder meetings. The stockholders also have the ability to communicate directly with the Chairman, the Lead Director or the independent Directors, as a group or individually, regarding a range of topics.

Stockholder action by written consent has the potential for abuse and disenfranchisement of a large group of stockholders. An action that is not in the interests of longer-term stockholders of the Company's common stock could become effective without the knowledge and consent of a large group of stockholders. Adopting written consent procedures could allow a small group of stockholders engaging in short-term speculation to solicit the fewest possible votes required to act, thereby circumventing the requirement to provide all stockholders an opportunity to consider the arguments, raise any objections or present their views. Such action taken by written consent may potentially determine the outcome of any particular issue, including taking significant corporate action, without any input or a vote from, other stockholders.

For the reasons discussed above, the Company believes that the adoption of this proposal is not in the best interest of stockholders.

Accordingly, the Board unanimously recommends that stockholders vote AGAINST this proposal.

Vote Required

This Agenda Item 6 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2021 Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

Appendix

Dow Inc. 2019 Stock Incentive Plan

As amended by the Board on February 11, 2021 and effective April 15, 2021, subject to stockholder approval. Amendments are indicated by underline and strikethrough text.

Section 1. Purpose and Prior Plan Awards

(a) General. The purpose of the Dow Inc. 2019 Stock Incentive Plan is (i) to help Dow Inc. and its Affiliates retain, attract, and motivate their officers, employees, consultants, independent contractors, advisors, and/or directors and (ii) to provide incentives linked to the growth and success of the Company's businesses and to increases in Company shareholder value. This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

(b) Impact on Awards Issued under Prior Plans. Except as otherwise provided by the Committee or in an Award agreement, Employer Method Awards shall remain in effect pursuant to their existing terms, and to the relevant terms of the applicable Prior Plans.

Section 2. Definitions

For purposes of the Plan, capitalized terms have the meaning provided below, or, if not provided below, as provided elsewhere in the Plan:

"*Age and Service Requirements*" shall mean the attainment of age 55 and the completion of at least 10 years of service with the Company and its Affiliates.

"*Affiliate*" means (a) any Subsidiary or (b) an entity that directly or through one or more intermediaries controls, is controlled by, or is under common control with, the Company.

"*Award*" means an award that is granted under the Plan. For the avoidance of doubt, the term "Award" includes an award granted under the Plan to a Shareholder Method Award Holder pursuant to Section 5(a)(ii) hereof and the Employee Matters Agreement.

"*Award Cycle*" means a period of consecutive fiscal years, or portions thereof, over which Performance Awards are to be earned.

"*Board*" means the Board of Directors of the Company.

"*Cause*" means termination of employment for any of the following reasons, as determined by the Company or employing Affiliate: unsatisfactory attendance; unsatisfactory performance which is willful, deliberate, or the result of carelessness or negligence; dishonesty (including, but not limited to, falsification of reports or the unauthorized removal or misuse of Company property); theft; unethical conduct; lying; insubordination (including, but not limited to, willful negligence or refusal to carry out instructions); violation of Company work or safety rules; disclosure of confidential information about the Company; unauthorized possession of firearms; violation of a substance abuse policy; and evidence of commission of a felony, or any other reason determined by the Company or the employing Affiliate.

"*Change in Control*" means the occurrence of the earliest of the following events:

(a) One person or a group acquires stock that, combined with stock previously owned, controls more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; provided, however, if any one person, or more than one person acting as a group, is considered to effectively control the Company (within the meaning of Treas. Regs. Section 1.409A-3(i)(5)(vi)), the acquisition of additional control of the Company by the same person or persons is not considered to cause a change in the ownership of the Company;

(b) During any twelve-month period, either (i) any person or group acquires stock possessing thirty percent (30%) or more of the total voting power of the stock of the Company, or (ii) the majority of the Board is replaced by persons whose appointment or election is not endorsed by a majority of the Board before the date of such appointment or election; or

(c) During any twelve-month period, a person or a group acquires assets of the Company having a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the Company's assets immediately before such acquisition(s). For purposes of this definition, a transfer of assets by the Company is not treated as a Change in Control if the assets are transferred to (1) a stockholder of the Company in exchange for or with respect to its stock; (2) a corporation, fifty percent (50%) or more of the total value or voting power of which is owned directly or indirectly by the Company; (3) a person or more than one person acting as a group that owns fifty percent (50%) or more of the stock of the Company or (4) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (3).

"*Child*" means a person who is either the natural or legally adopted child of a Participant or a Participant's legal spouse.

"*Code*" means the Internal Revenue Code of 1986, as amended, and any successor thereto, and the rulings and regulations issued thereunder.

"*Committee*" means the Committee described in Section 3.

"*Common Stock*" means common stock of the Company, par value $0.01 per share, and such other securities of the Company as may be substituted for Common Stock under the terms of the Plan.

"*Company*" means Dow Inc., a Delaware corporation, and any successor thereto.

"*Continuous Service*" means that the Participant's service with the Company and its Affiliates, whether as an officer, employee, consultant, independent contractor, advisor, or Director, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company and its Affiliates or a change in the entity for which the Participant renders such service shall not constitute a termination of the Participant's Continuous Service; provided, however, that if the entity for which such Participant is rendering services ceases to be an Affiliate of the Company, as determined by the Board in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such entity ceased to be an Affiliate. To the extent permitted by law, the Committee shall have the authority to determine whether a termination of Continuous Service has occurred in the case of (i) any leave of absence, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors.

"*Director*" means a member of the Board.

"*Disability*" or "*disabled*" means, except as provided in Section 15(k), a Participant's inability to perform the essential functions of their position, as a result of a physical or a mental condition, as determined by the Committee.

"*Dividend Equivalents*" mean an amount payable in cash or Common Stock, as determined by the Committee, with respect to an Award of Restricted Stock or Restricted Stock Units equal to what would have been received if the shares underlying the Award had been owned by the Participant.

"*Domestic Partner*" means a person who, together with a Participant, meets the following requirements:

    a.   the two people live together on the determination date;

    b.   the two people are not legally married to other persons;

    c.   the two people are each other's sole domestic partner in a committed relationship similar to a legal marriage and with the intent to remain in the relationship indefinitely;

    d.   each of the two people shall be legally competent and able to enter into a contract;

e.   the two people are not related to each other in a way which would prohibit legal marriage;

f.   in entering the relationship with each other, neither of the two people are acting fraudulently or under duress;

g.   the two people are financially interdependent with each other;

h.   evidence satisfactory to the Committee is provided that the two people are registered as domestic partners or partners in a civil union in a state or municipality or country that legally recognizes such domestic partnerships or civil unions; and

i.   both people have signed a statement acceptable to the Committee that has been provided to the Committee.

"*Eligible Individuals*" means officers, employees, consultants, independent contractors, advisors, and Directors of the Company or any Affiliate. Notwithstanding the foregoing, a person who would otherwise be an Eligible Individual shall not be an Eligible Individual in any jurisdiction where such person's participation in the Plan would be unlawful.

"*Employee Matters Agreement*" means the Employee Matters Agreement, dated as of April 1, 2019, by and among DowDuPont Inc., Dow Inc., and Corteva, Inc., as amended.

"*Employer Method Award*" means each award granted under a Prior Plan that is held by an Employer Method Award Holder where the shares underlying such award are converted into shares of Common Stock on the Transaction Date, as provided by the Committee pursuant to the requirements of the Employee Matters Agreement.

"*Employer Method Award Holder*" means each person who, as of the Transaction Date, has an outstanding Award under a Prior Plan and (a) is employed by the Company and its Subsidiaries or (b) whose last employment with DowDuPont Inc. and its Affiliates was with The Dow Chemical Company and its Subsidiaries.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and any successor thereto.

"*Exercise Price*" means (a) in the case of Stock Options, the price specified in the applicable Award agreement as the price-per-share at which shares of Common Stock may be purchased pursuant to such Stock Option or (b) in the case of Stock Appreciation Rights, the price specified in the applicable Award agreement as the price-per-share used to calculate the amount payable to the Participant upon exercise of such Stock Appreciation Right.

"*Effective Time*" has the meaning set forth in Section 16(a).

"*Fair Market Value*" means, on any date, except as otherwise provided by the Committee the closing market price of a share of Common Stock, as reported on the consolidated transaction reporting system for New York Stock Exchange issues on such date or, if the Common Stock was not traded on such date, on the next preceding day on which the Common Stock was traded. In the event the Common Stock is not traded on the New York Stock Exchange, the Fair Market Value of the Common Stock shall be determined by the Board in good faith.

"*Outside Director*" means a Director who qualifies as independent for purposes of the NYSE listing rules and as a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act.

"*Participant*" means (a) an Eligible Individual who is granted an Award under the Plan, (b) an Employer Method Award Holder, and (c) if applicable, as determined by the Committee, a Shareholder Method Award Holder who is granted an Award under the Plan in accordance with the requirements of, and subject to the provisions of, the Employee Matters Agreement.

"*Performance Awards*" means Awards granted under Section 9.

"*Performance Goals*" means the performance goals established in connection with the grant of Performance Awards.

"*Plan*" means the Dow Inc. 2019 Stock Incentive Plan, as set forth herein and as amended from time to time.

"*Prior Plan*" means (a) The Dow Chemical Company Amended and Restated 2012 Stock Incentive Plan, (b) The Dow Chemical Company 1988 Award and Option Plan, and (c) the E. I. du Pont de Nemours and Company Equity and Incentive Plan.

"*Restricted Stock* " means shares of Common Stock issued under the Plan subject to restrictions specified in the applicable Award agreement.

"*Restricted Stock Units*" means an Award based on the value of Common Stock that is an unfunded and unsecured promise to deliver shares of Common Stock, cash, or other property upon the attainment of specified vesting or performance conditions, as specified in the applicable Award agreement.

"*Shareholder Method Award*" means a "*Shareholder Method Award*" or "*Shareholder Method Other Award*", as such terms are defined in the Employee Matters Agreement.

"*Shareholder Method Award Holder*" means each person who holds a Shareholder Method Award.

"*Stock Appreciation Right*" or a "*SAR*" means an Award granted under Section 7.

"*Stock Option*" means an Award granted under Section 6.

"*Subsidiary*" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

"*Substitute Award*" means an Award granted under Section 4(d).

"*Transaction Date*" means the "MatCo Distribution Date", as such term is defined in the Separation and Distribution Agreement, dated as of April 1, 2019, by and among DowDuPont Inc., Dow Inc., and Corteva, Inc., as amended.

Section 3. Administration

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed solely of Outside Directors numbering no fewer than two and shall be appointed by and serve at the pleasure of the Board.

(b) Powers. Subject to the terms of the Plan, the Committee shall have the authority to take any and all actions that it determines to be necessary or advisable in connection with the administration of the Plan, including, without limitation, to:

   (i)   determine who is an Eligible Individual and select the Eligible Individuals to whom Awards may from time to time be granted, the type or types of Awards to be granted to such Eligible Individual, and the number of Awards to be granted and the number of shares of Common Stock or dollar amount to which an Award will relate;

   (ii)   determine the terms and conditions of any Award granted hereunder, including but not limited to, the exercise price, grant price or purchase price, any restrictions or limitations on the Award, and the vesting or performance conditions applicable to the Award;

   (iii)   modify, amend, or adjust the terms and conditions of any Award, at any time or from time to time, including, but not limited to, the content of Performance Goals, vesting conditions, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

   (iv)   determine whether, to what extent, and under what circumstances, Common Stock, cash, and other amounts payable with respect to an Award shall be deferred;

   (v)   determine whether, to what extent, and under what circumstances (A) an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or (B) an Award may be canceled, forfeited, or surrendered;

   (vi)   determine whether, to what extent, and under what circumstances Awards may be transferred, notwithstanding restrictions and limits on the transfer of Awards set forth in the Plan and in any Award agreement;

   (vii)   determine the extent to which adjustments are required pursuant to Section 4(c);

   (viii)   determine whether conditions and events described in the Plan or in Award agreements are satisfied, including whether a Participant is Disabled or retired, whether a Change in Control has taken place, and whether a Participant has been involuntarily terminated;

(ix)   determine and apply such policies and procedures as it deems appropriate to provide for clawback or recoupment of Awards, as provided under Section 14 of the Plan or under the terms of an Award agreement;

(x)   adopt, alter, and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(xi)   prescribe and amend the terms of the Award agreements and the terms of or form of any document or notice required to be delivered to the Company by Participants;

(xii) interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award agreement relating thereto) and define terms not otherwise defined in the Plan or an Award agreement;

(xiii) make exceptions to any provision of the Plan or Award agreement if the Committee in good faith determines that it is appropriate to do so;

(xiv) make and approve corrections in the documentation or administration of any Award;

(xv)   adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of jurisdictions outside of the United States in which the Company or any Affiliate may operate; and

(xvi) make all other determinations deemed necessary or advisable for the administration of the Plan.

(c) Actions and Interpretations by the Committee. The Committee may act only by a majority of its members then in office. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award agreement, and all decisions and determinations with respect to the Plan are final, binding, and conclusive on all parties. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, in making such decisions, determinations and interpretations. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, by the Company's or an Affiliate's accountant, attorney, consultant, or other professional retained by the Company or the Committee to assist in the administration of the Plan.

(d) Delegation of Authority. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange or market or quotation system on which the Company is traded, listed, or quoted, the Committee may delegate to any subcommittee composed of one or more directors (who need not be members of the Committee), and/or to one or more officers of the Company, all or any portion of the Committee's responsibilities under Section 3(b) above, including but not limited to the authority to grant Awards to Eligible Individuals; *provided* that any resolution delegating authority to grant Awards shall specify the maximum number of shares of Common Stock underlying Awards that may be granted pursuant to such delegated authority; *provided, further* that no such officer shall designate himself or herself as a recipient of any Awards granted pursuant to such delegated authority. Notwithstanding the foregoing, no delegation may be made by the Committee that would cause Awards or other transactions under the Plan to cease to be exempt from Section 16(b) of the Exchange Act. The Committee may also delegate any or all aspects of the administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents. The acts of delegates under this Section 3(d) shall be treated hereunder as acts of the Committee and such delegates shall report to the Committee regarding the delegated duties and responsibilities and any Awards so granted. Any delegation may be revoked by the Committee at any time.

(e) Action by the Board. Any authority granted to the Committee under the Plan may also be exercised by the full Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

Section 4. Common Stock Subject to Plan

(a) Shares and Cash Available. Shares of Common Stock subject to an Award under the Plan may be authorized and unissued shares or may be treasury shares. The number of shares of Common Stock and cash available under the Plan are described in this Section 4, subject to adjustment as provided in Section 4(c).

(1) The maximum aggregate number of shares of Common Stock that may be delivered pursuant to (A) Awards granted under the Plan and (B) Employer Method Awards shall be 125 million shares ~~75 million shares~~.

(2) If, after the Effective Time, any Award (including for this purpose any Employer Method Award) (A) is forfeited or otherwise expires, terminates, or is canceled without the delivery of all shares of Common Stock subject thereto, or (B) is settled other than by the delivery of shares of Common Stock (including by cash settlement), then, in the case of clauses (A) and (B), the number of shares of Common Stock subject to such Award that were not issued shall again become available to be delivered pursuant to Awards under the Plan; *provided* that the following shares of Common Stock shall not again become available to be delivered pursuant to Awards under the Plan:

(i) shares of Common Stock tendered or withheld upon the exercise of a Stock Option to cover the exercise price;

(ii) shares of Common Stock subject to a stock-settled Stock Appreciation Right that are not issued upon the net settlement of such award; and

(iii) shares of Common Stock tendered or withheld by the Company to satisfy any tax withholding obligation with respect to any Award.

(3) For the purpose of calculating the maximum number of shares that may be issued pursuant to all Awards (including determining the amount of shares that are added back to the Plan pursuant to this Section 4(a)): (i) every one share underlying a Stock Option or Stock Appreciation Right (including any Employer Method Award that would be a Stock Option or Stock Appreciation Right if granted under the Plan) shall count as one share; and (ii) every one share underlying Restricted Stock, Restricted Stock Units, or any other full-value Award (including any Employer Method Award that would be a Restricted Stock, Restricted Stock Unit or other full-value Award if granted under the Plan) shall count as 2.1 shares.

(b) Individual Award Limits. Subject to adjustment as provided in Section 4(c), the following limits apply:

(1) the maximum aggregate number of shares of Common Stock subject to Awards granted in any one fiscal year to any Participant who is not a non-employee Director shall be 3,000,000 shares; and

(2) the maximum aggregate number of shares of Common Stock subject to Awards granted in any one fiscal year to any non-employee Director shall be 15,000 shares; *provided, however*, that in the fiscal year in which a non-employee Director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum aggregate number of shares of Common Stock subject to Awards granted in such year to such non-employee Director shall be 30,000 shares.

(c) Adjustments. Upon the occurrence of any of the events listed in the last sentence of this Section 4(c), the Committee or Board may make substitutions or adjustments in (1) the aggregate number and kind of shares reserved for issuance under the Plan, (2) the individual Award limits set forth in Section 4(b), (3) the number, kind, and Exercise Price of shares subject to outstanding Stock Options and Stock Appreciation Rights, (4) the number and kind of shares subject to other outstanding Awards granted under the Plan, and/or (5) such other equitable substitution or adjustments as it may determine to be appropriate; *provided, however*, that the number of shares of Common Stock subject to any Award shall always be rounded down to the nearest whole number. The actions described in the preceding sentence may be taken if the Committee or Board determines that there has been (i) a change in corporate capitalization (such as a stock split or a reverse stock split), (ii) a corporate transaction, merger, consolidation, separation (including a spin off), or other distribution of stock or property of the Company, (iii) an extraordinary cash dividend, (iv) any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or (v) any partial or complete liquidation of the Company.

(d) Substitute Awards. The Committee may grant Awards under the Plan (each, a "Substitute Award") in substitution for stock and stock-based awards held by employees, directors, consultants or advisors of a business or entity that is acquired by, or whose assets are acquired by, the Company. The Committee may direct that the Substitute Award be granted on such terms and conditions as the Committee considers appropriate in the circumstances, including provisions that preserve the aggregate option spread as of the closing date of any such transaction in a manner that complies with Section 409A of the Code. Delivery of shares of Common Stock subject to Substitute Awards shall not count against the maximum number of shares of Common Stock available for delivery under the Plan set forth in Section 4(a) or the individual award limits set forth in Section 4(b).

Section 5. Eligibility; Awards Generally

(a) Eligibility for Awards.

> **(i) General.** The Committee may grant Awards under the Plan to Eligible Individuals. The Committee's selection of a person to participate in the Plan at any time shall not require the Committee to select such person to participate in the Plan at any other time.

> **(ii) Shareholder Method Award Holder.** The Committee shall grant Awards under the Plan to Shareholder Method Award Holders in accordance with the requirements of, and subject to the provisions of, the Employee Matters Agreement.

(b) Types of Awards. Awards may be made under the Plan in the form of (1) Stock Options, (2) Stock Appreciation Rights, (3) Performance Awards, (4) Restricted Stock, (5) Restricted Stock Units, and (6) other stock-settled or cash-settled awards that the Committee determines are consistent with the purpose of the Plan and the interests of the Company. Awards may be granted in tandem with other Awards.

(c) Minimum Vesting Condition. Any Restricted Stock or Restricted Stock Unit that vests based on the achievement of Performance Goals will be subject to an Award Cycle of at least twelve months from the date of grant. Any Restricted Stock or Restricted Stock Unit that vests solely based on continued service to the Company and its Affiliates will be subject to a vesting period of at least 36 months from the date of grant, but may be subject to pro-rata vesting over such period. Notwithstanding the foregoing, (A) the Committee may provide for the satisfaction and/or lapse of all vesting conditions under any such Award in the event of the Participant's death, disability, retirement or termination of Continuous Service or in connection with a Change in Control, and (B) the Committee may provide that any such restriction or limitation will not apply in the case of a Restricted Stock or Restricted Stock Unit that is issued in payment or settlement of compensation that has been earned by the Participant. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of Common Stock authorized for issuance under the Plan as set forth in Section 4(a)(1) may be issued pursuant to Restricted Stock and/or Restricted Stock Units without respect to the 12-month or 36-month restrictions described in this Section 5(c).

(d) Non-Transferability. Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Stock Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, to the extent permitted by the Committee, the person to whom an Award is initially granted may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; *provided* that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Committee, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Committee provides for such transferor and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the transferor's Continuous Service shall continue to be determined with reference to the transferor's Continuous Service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 5(d), and the responsibility to pay any taxes in connection with an Award shall remain with the transferor notwithstanding any transfer other than by will or intestate succession.

(e) Conditions Upon Shares Subject to Awards. The Committee may provide that the Common Stock issued upon exercise of a Stock Option or Stock Appreciation Right or otherwise issued upon settlement of an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to such exercise or settlement, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon such exercise or settlement (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

Section 6. Stock Options

(a) Grant. The Committee shall have the authority to grant Stock Options to any Eligible Individual. All stock options granted pursuant to the Plan shall be non-qualified stock options. Stock Options may be granted alone or in addition to other Awards granted under the Plan. The date of grant of a Stock Option shall occur no earlier than the date the Committee approves such grant to an Eligible Individual, determines the number of shares of Common Stock to be subject to such Stock Option, and specifies the material terms and provisions of such Stock Option. Stock Options shall be evidenced by Award agreements, the terms and provisions of which may differ.

(b) Award Terms. Stock Options granted under the Plan shall be subject to the following terms and conditions, as well as any additional terms and conditions as the Committee shall deem desirable:

(1) *Option Term*. The Committee shall determine the stated term of each Stock Option granted under the Plan. No Stock Option shall be exercisable more than ten years after the date the Stock Option is granted.

(2) *Exercise Price.* The Committee shall determine the Exercise Price applicable to Stock Options granted under the Plan. The Exercise Price applicable to a Stock Option shall not be less than the Fair Market Value of one share of Common Stock on the date of grant, except in connection with a Substitute Award that is a Stock Option, to the extent consistent with Section 409A of the Code.

(3) *Method of Exercise*. Any Stock Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as set forth in the Award Agreement. A Stock Option shall be deemed exercised when the Company or the Company's designee designated to accept notice of exercise receives: (i) written or electronic notice of exercise (in accordance with the Award agreement) from the person entitled to exercise the Stock Option specifying the number of Shares to be purchased and (ii) full payment for the Shares (in a form permitted under Section 6(b)(4)) with respect to which the Stock Option is exercised.

(4) *Payment of Exercise Price*. The exercise price of any Stock Option may be paid in cash or such other method as determined by the Committee, to the extent permitted by applicable law, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under a Stock Option, the delivery of previously owned shares of Common Stock, or the withholding of shares of Common Stock deliverable upon exercise.

(c) No Repricing; No Reload Grants. Except for adjustments pursuant to Section 4(c), at any time when the Exercise Price of a Stock Option exceeds the Fair Market Value of a share of Common Stock, the Company shall not, without shareholder approval, reduce the Exercise Price of such Stock Option or exchange such Stock Option for a new Award with a lower (or no) Exercise Price or for cash. Stock Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(d) No Shareholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of a Stock Option or any shares of Common Stock subject to a Stock Option until the Participant has become the holder of record of such shares.

Section 7. Stock Appreciation Rights

(a) Grant. The Committee may grant Stock Appreciation Rights to any Eligible Individual. The date of grant of a Stock Appreciation Right shall occur no earlier than the date the Committee approves such grant to an Eligible Individual, determines the number of shares of Common Stock to be subject to such Stock Appreciation Right and specifies the material terms and provisions of such Stock Appreciation Right. Stock Appreciation Rights shall be evidenced by Award agreements, the terms and provisions of which may differ.

(b) Award Terms. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions, as well as any additional terms and conditions as the Committee shall deem desirable:

    (1) *Term.* The Committee shall determine the stated term of each Stock Appreciation Right granted under the Plan. No Stock Appreciation Right shall be exercisable more than ten years after the date of grant.

    (2) *Exercise Price.* The Exercise Price applicable to a Stock Appreciation Right shall not be less than the Fair Market Value of the Common Stock on the date of grant, except in connection with a Substitute Award that is a Stock Appreciation Right, to the extent consistent with Section 409A of the Code.

    (3) *Exercise and Settlement.* Stock Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. Upon the exercise of a Stock Appreciation Right, a Participant shall be entitled to receive an amount in cash, shares of Common Stock, or a combination thereof, in value equal to (1) the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the applicable Exercise Price, multiplied by (2) the number of shares of Common Stock in respect of which the Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

    (4) *Tandem SARs.* Stock Appreciation Rights may be granted to Participants from time to time in tandem with or as a component of Stock Options granted under the Plan ("Tandem SARs"). Upon exercise of a Tandem SAR as to some or all of the shares covered by the grant, the related Stock Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Stock Option is exercised as to some or all of the shares covered by the grant, the related Tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by such option exercise. Any Stock Appreciation Right granted in tandem with a Stock Option may be granted at the same time such Stock Option is granted or at any time thereafter before exercise or expiration of such Stock Option. All Tandem SARs shall have the same exercise price as the Stock Option to which they relate.

(c) No Repricing. Except for adjustments pursuant to Section 4(c), at any time when the Exercise Price of a Stock Appreciation Right exceeds the Fair Market Value of a share of Common Stock, the Company shall not, without shareholder approval, reduce the Exercise Price of such Stock Appreciation Right and shall not exchange such Stock Appreciation Right for a new Award with a lower (or no) Exercise Price or for cash.

(d) No Shareholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of a Stock Appreciation Right or any shares of Common Stock subject to a Stock Appreciation Right until the Participant has become the holder of record of such shares.

Section 8. Restricted Stock and Restricted Stock Units

(a) Grant. The Committee may grant Awards of Restricted Stock or Restricted Stock Units to any Eligible Individual, subject to such terms and conditions as may be determined by the Committee. Awards of Restricted Stock Units may be settled in cash, shares of Common Stock, or a combination thereof. Awards of Restricted Stock and Restricted Stock Units shall be evidenced by Award agreements, the terms and provisions of which may differ.

(b) Delivery of Restricted Stock. Shares of Restricted Stock shall be delivered to the Participant at the time of grant either by book-entry registration or by delivering to the Participant, or a custodian or escrow agent (including, without limitation, the Company or one or more of its employees) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing shares of Restricted Stock are registered in the name of the Participant, such certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(c) Dividends and Dividend Equivalents. Participants who hold Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to those shares of Restricted Stock, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Unless otherwise provided in the Award agreement, during the period prior to shares being issued in the name of a Participant under any Award of Restricted Stock Units, the Company shall pay or accrue Dividend Equivalents on each date dividends on Common Stock are paid, subject to such conditions as the Committee may deem appropriate. The time and form of any such payment of Dividend Equivalents shall be specified in the Award agreement. Notwithstanding anything herein to the contrary, in no event will dividends or Dividend Equivalents be paid during the Award Cycle with respect to Awards of Restricted Stock or Stock Units that are subject to Performance Goals, and no dividends or Dividend Equivalents will be paid with respect to performance-based Restricted Stock or shares underlying performance-based Stock Units that do not vest.

Section 9. Performance Awards

(a) Grant. The Committee may condition the vesting or value of an Award upon the achievement of one or more Performance Goals, which such Award shall constitute a Performance Award for purposes of the Plan. The Committee may grant Performance Awards to any Eligible Individual. Performance Awards may be awarded either alone or in addition to other Awards granted under the Plan. Performance Awards shall be evidenced by Award agreements, the terms and provisions of which may differ.

(b) Settlement. At the expiration of the Award Cycle, the Committee shall evaluate the Participant's and/or the Company's performance in light of any Performance Goals for such Performance Award, and shall determine the number of shares of Common Stock (or other applicable payment measures) that have been earned by the Participant. The Committee shall then cause to be delivered (1) a number of shares of Common Stock equal to the number of Performance Shares determined by the Committee to have been earned, or (2) cash equal to the product of (x) the Fair Market Value as of the date of settlement multiplied by (y) such number of Performance Shares determined to have been earned, as the Committee shall elect.

Section 10. Other Awards

Subject to the provisions of the Plan, the Committee, may grant Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including, without limitation, fully vested Common Stock, deferred stock units, and dividend equivalents. Such Awards may be granted either alone or in conjunction with other Awards granted under the Plan and may settle in cash, shares of Common Stock or a combination thereof. Each such Award shall be confirmed by, and be subject to, the terms of an Award agreement.

Section 11. Change in Control

(a) Vesting of Assumed or Continued Awards. Unless otherwise expressly provided in (i) the Award agreement, (ii) an employment agreement or similar written agreement with the Company or any of its Affiliates, or (iii) the definitive transaction agreement governing such Change in Control, in the event of a Change in Control in which the acquiring or surviving company does assume or continue outstanding Awards upon the Change in Control, if the Participant's Continuous Service is involuntarily terminated within 24 months after a Change in Control:

    (i) Stock Options and Stock Appreciation Rights shall become fully vested as of the termination date, and exercisable no later than 30 days following such termination date;

(ii) Restricted Stock and Restricted Stock Units shall become fully vested as of such termination date, and shall be delivered no later than 30 days following such termination date; and

(iii) Performance Awards shall become fully vested at target performance levels as of such termination date, and shall be delivered no later than 30 days following such termination date.

(b) No Assumption or Continuation of Awards. Unless otherwise expressly provided in (i) the Award agreement, (ii) an employment agreement or similar written agreement with the Company or any of its Affiliates, or (iii) the definitive transaction agreement governing such Change in Control, in the event of a Change in Control in which the acquiring or surviving company does not assume or continue outstanding Awards upon the Change in Control, all outstanding Awards that are not assumed or continued shall be treated as follows (to the extent permitted by Section 409A of the Code):

(i) Stock Options and Stock Appreciation Rights shall become fully vested and exercisable as of immediately prior to the Change in Control;

(ii) Restricted Stock and Restricted Stock Units shall become fully vested as of immediately prior to the Change in Control (to the extent not already vested), and shall settle immediately following the Change in Control; and

(iii) Performance Awards shall become fully vested (to the extent not already vested) at target performance levels as of the Change in Control, and shall settle immediately following the Change in Control.

(c) Cancellation of Awards. Notwithstanding Sections 11(a) and 11(b), in the event of a Change in Control, the Committee may in its discretion (to the extent permitted by Section 409A of the Code) provide that outstanding Awards, whether vested or unvested, shall be cancelled in exchange for cash and/or other consideration with a value equal to (i) for Stock Options or Stock Appreciation Rights, the excess, if any, of the Fair Market Value of the shares underlying such Award on the date of such Change in Control over the aggregate exercise price; *provided* that, if the Fair Market Value of a share on such date does not exceed the per share exercise price, the Committee may cancel such Stock Option or Stock Appreciation Right for no consideration and (ii) for all other Awards, the Fair Market Value of the shares underlying such Award on the date of such Change in Control.

Section 12. Amendment and Termination

(a) The Board may amend, alter or discontinue the Plan and the Committee may amend or alter any Award agreement made under the Plan but, except as provided pursuant to the provisions of Section 4(c) or Section 11, no such amendment shall be made without the approval of the shareholders of the Company where such approval is required by applicable law or the NYSE listing rules.

(b) Notwithstanding Section 12(a), no amendment or alteration to the Plan or an Award agreement shall be made which would impair the rights of the holder of an Award without such holder's consent; *provided* that, no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

Section 13. Unfunded Status of Plan

The Plan is an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however*, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 14. Recoupment of Awards

The Committee shall establish such policies and procedures as it deems appropriate to provide for clawback or recoupment of Awards. Pursuant to such policies and procedures, among other things, the Committee may require forfeiture of an Award, repayment of an Award (or proceeds therefrom), or recoupment from other payments otherwise due to the Participant or beneficiary.

Section 15. General Provisions

(a) Compliance with Laws. The Plan, the Awards thereunder, and the obligation of the Company to deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Affiliates shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Stock Option or Stock Appreciation Right shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Award is effective and current or the Company has determined that such registration is unnecessary.

(b) Non-U.S. Participants. In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

(c) No Limit on Other Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

(d) No Right to Employment, Reelection or Continued Service. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, and its Affiliates to terminate any Participant's employment, service on the Board or service for the Company and its Affiliates at any time or for any reason not prohibited by law, nor shall the Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under the Plan shall constitute an employment or service contract with the Company, or any Affiliate. Subject to Section 12, the Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company and its Affiliates.

(e) Tax Withholding. To the extent required by applicable federal, state, local or foreign law, the Committee may and/or a Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award, or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other award held by the Participant or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

(f) Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary (including a trust beneficiary) to whom any amounts payable in the event of the Participant's death are to be paid or by whom any rights of the Participant, after the Participant's death, may be exercised. In the event a Participant fails to designate a beneficiary, or if for any reason the designation is legally ineffective, or if no designated beneficiary survives to the date that distribution is payable, any amount due under the Plan to the Participant shall be payable, in the following order: (1) to the Participant's legal spouse or Domestic Partner; (2) to the Participant's surviving

Children in equal shares; or (3) to the Participant's estate. Upon the divorce of a Participant, a prior designation of a legal spouse as a beneficiary shall be automatically null and void, and the Plan shall not be liable to the former spouse.

(g) Affiliate Employees. In the case of a grant of an Award to any employee of an Affiliate of the Company, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer the shares of Common Stock to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled revert to the Company.

(h) Electronic Signatures. For purposes of the Plan, a document shall be considered to be executed if signed electronically pursuant to procedures approved by the Company.

(i) Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of choice or conflict of laws that would otherwise refer to the laws of another jurisdiction.

(j) Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with Section 3 shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(k) Section 409A.

(1) It is intended that the provisions of the Plan and the Awards granted hereunder avoid the adverse consequences under Section 409A of the Code, and all provisions of the Plan and any Award shall be construed and interpreted in a manner consistent with that intent.

(2) No Participant or creditors or beneficiaries of a Participant shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment, except as required by applicable law. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to any Participant or for the benefit of any Participant under the Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company or any of its Affiliates.

(3) If an Award is subject to Section 409A of the Code and payment is due upon a termination of employment or service, payment shall only be made if such termination constitutes a "separation from service" within the meaning of Section 409A of the Code.

(4) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (A) such Participant shall be a specified employee (within the meaning of Section 409A of the Code) and (B) an amount payable pursuant to an Award constitutes nonqualified deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the first day of the seventh month following such separation from service.

(5) If an Award is subject to Section 409A of the Code and payment is due upon a Participant's Disability, payment shall be made upon a determination by the Committee that the Participant is disabled within the meaning of Treas. Reg. § 1.409A-3(i)(4).

(6) Solely with respect to any Award that constitutes "deferred compensation" subject to Section 409A of the Code and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership", "change in effective control", and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treas. Reg. § 1.409A-3(i)(5), but only to the extent necessary to establish a time or form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for any other purpose.

(7) Notwithstanding any provision of the Plan to the contrary, the Company reserves the right to make amendments to any Award as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with an Award (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties.

Section 16. Term of the Plan

(a) Effective Time. The Plan shall be effective as of the date it is approved by the Company's shareholders by the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote with respect to the Plan's approval (the "Effective Time"). If the First Amendment to the Plan is not approved by the shareholders of the Company, the Plan will continue in effect and any awards granted under the Plan shall be null and void.

(b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the Effective Time. Unless otherwise expressly provided in the Plan or in an applicable Award agreement, any Award granted hereunder, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award, shall nevertheless continue thereafter.

Dow Inc. 2021 Employee Stock Purchase Plan

The Plan is intended to provide eligible employees of the Company and its Participating Subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock. The Company intends for offerings under the Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (each, a "Section 423 Offering"); provided, however, that the Administrator may also authorize the grant of rights under offerings of the Plan that are not intended to comply with the requirements of Section 423 of the Code, pursuant to any rules, procedures, agreements, appendices, or Sub-Plans adopted by the Administrator for such purpose (each, a "Non-423 Offering"). The Plan shall be interpreted in a manner that is consistent with that intent. The Plan was approved by the Board on February 11, 2021, and is subject to shareholder approval as described below.

I. Number of Reserved Shares

Subject to adjustment pursuant to Section XIV and XV hereof, 25,000,000 shares of Common stock may be sold pursuant to the Plan. Such shares of Common Stock may be authorized but unissued shares of Common Stock, treasury shares of Common Stock or shares of Common Stock purchased in the open market. For avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section I may be used to satisfy purchases of shares of Common Stock under Section 423 Offerings and any remaining portion of such maximum number of shares of Common Stock may be used to satisfy purchases of shares of Common Stock under Non-423 Offerings.

II. Administration

The Plan will be administered by the Administrator. The Administrator shall have the authority to (i) construe, interpret, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the Plan and any enrollment form or other instrument or agreement relating to the Plan; (ii) determine eligibility and adjudicate all disputed claims filed under the Plan, including whether Eligible Employees will participate in a Section 423 Offering or Non-423 Offering and which subsidiaries of the Company will be Participating Subsidiaries participating in either a Section 423 Offering or a Non-423 Offering; (iii) determine the terms and conditions of any right to purchase shares of Common Stock under the Plan; (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the Plan; (v) amend an outstanding right to purchase shares of Common Stock, including any amendments to a right that may be necessary for purposes of effecting a transaction contemplated under Section XIV and Section XV hereof (including, but not limited to, an amendment to the class or type of stock that may be issued pursuant to the exercise of a right or the Option Price applicable to a right), provided that the amended right otherwise conforms to the terms of the Plan; and (vi) take any other actions necessary or desirable for the administration of the Plan including, without limitation, adopting rules and procedures regarding handling of payroll deductions or alternative contribution methods, payment of interest (if any), conversion of local currency, payroll tax, withholding procedures and handling of stock certificates that vary with local requirements outside of the United States, and adopting Sub-Plans applicable to particular Participating Subsidiaries or locations, which Sub-Plans may be necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, as further set forth in Section III below.

The interpretations and decisions of the Administrator made in carrying out and administering the Plan, and any enrollment form or other instrument or agreement relating to the Plan, will be made in the Administrator's sole discretion and shall be final and binding upon all interested persons and for all purposes. All expenses of administering the Plan shall be borne by the Company.

The Compensation Committee shall have the authority to allocate and delegate its responsibilities under the Plan and to designate other persons to carry out any of its responsibilities under the Plan, except for those powers specifically reserved herein for the Compensation Committee or except as otherwise prohibited by Applicable Law.

Subject to Applicable Law, no member of the Compensation Committee or any individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any right granted hereunder. In the performance of its responsibilities with respect to the Plan, the Compensation Committee will be entitled to rely upon, and no member of the Compensation Committee will be liable for any action taken or not taken in reliance upon, information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party that the Compensation Committee deems necessary.

Notwithstanding anything in the Plan to the contrary, subject to Applicable Law, any authority or responsibility that, under the terms of the Plan, may be exercised by the Compensation Committee may alternatively be exercised by the Board.

III. Non-U.S. Sub Plans

Notwithstanding any provision to the contrary in this Plan, the Compensation Committee may adopt such Sub-Plans relating to the operation and administration of the Plan to accommodate local laws, customs and procedures for jurisdictions outside of the United States, the terms of which Sub-Plans may take precedence over other provisions of this Plan, with the exception of Section I hereof, but, unless otherwise superseded by the terms of such Sub-Plan, the provisions of this Plan will govern the operation of such Sub-Plan. To the extent inconsistent with the requirements of Section 423 of the Code, any such Sub-Plan and the Options granted thereunder will be considered part of a Non-423 Offering, and Options granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Compensation Committee is authorized to adopt Sub-Plans for particular non-U.S. jurisdictions that modify the terms of the Plan in any respect to meet applicable local requirements, customs or procedures.

IV. Eligibility

Participation in the Plan will neither be permitted nor denied contrary to the requirements of Section 423 of the Code. All Eligible Employees may participate in any one or more of the Offerings (as described in Section VI) to purchase Common Stock under the Plan, subject to Section IX; provided, that no Eligible Employee shall be granted a right to purchase under the Plan if (a) immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or hold outstanding rights to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary; or (b) such Offering would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its subsidiaries to accrue at a rate that exceeds USD 25,000 of the fair market value of such stock (determined as of the Offering Commencement Date) for each calendar year in which such right to purchase is outstanding and exercisable at any time.

The Company retains the discretion to determine which Eligible Employees may participate in a Non-423 Offering and a Section 423 Offering pursuant to and consistent with Treasury Regulation §§ 1.423-2(e) and (f).

An Eligible Employee who works for a Participating Subsidiary and is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non-423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or such Offering if the Administrator has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason.

V. Offerings

Each Plan Year, the Company will make one or more Offerings to Eligible Employees to purchase Common Stock under the Plan. Each Offering Period shall generally be six (6) months in duration and shall generally begin in the first quarter of the Plan Year. Notwithstanding the foregoing, the Administrator shall have the authority and discretion to change the duration, frequency, and/or start and end dates of any Offering Period prior to the commencement of such Offering Period; provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months.

Subject to Applicable Law, the Administrator, or its delegate, retains the discretion to impose trading restrictions or holding requirements on Common Stock purchased with respect to a particular Offering. If the Administrator elects to impose such restrictions or requirements, the restrictions or requirements will be described in the enrollment materials for the applicable Offering.

VI. Participation

An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Form, and submitting it to the Company at least ten (10) business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering) and in accordance with the enrollment procedures established by the Administrator. Each Eligible Employee must complete and submit an Enrollment Form in accordance with the foregoing procedures for each Offering in which he or she wants to participate. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, the Eligible Employee authorizes payroll deductions from his or her Compensation in an amount equal to, in whole percentages, at least 1%, but not more than 10% of his or her Compensation, which shall be deducted on a pro rata basis on each payroll date occurring during such Offering Period (or such other minimum or maximum percentage or pursuant to such other contribution methodology as the Administrator may establish from time to time before the applicable Offering Period begins).

The Administrator may, in its sole discretion, authorize additional forms of contributions (*e.g.*, a one-time lump sum contribution, payroll deductions of specified amounts rather than percentages, etc.) or disallow any form of contribution. If the Administrator elects to allow or disallow any form of contribution, such allowance or disallowance, and the terms and conditions of such form of contribution will be described in the enrollment materials for the applicable Offering.

Payroll deductions shall commence on the first payroll date following the Offering Commencement Date and end on the last payroll date on or before the Exercise Date. Payroll deductions shall be made in accordance with the Eligible Employee's election; however, due to rounding or other administrative reasons, the actual percentage contributed may be less than the elected percentage. The Company shall maintain records of all payroll deductions, but shall not pay interest on any payroll deductions or hold such amounts in a trust or in any segregated account, unless otherwise determined by the Administrator or required by Applicable Law. The Company will establish notional Contribution Accounts for all Participants for each Offering Period, the balance of which will reflect the Participant's contributions to date during such Offering Period.

A. Election Changes

During an Offering Period, a Participant may not elect to decrease or increase his or her rate of payroll deductions applicable to such Offering Period. The Administrator may, in advance of any Offering, establish rules permitting an employee to increase, decrease, or terminate his or her payroll deductions during an Offering.

B. Electronic Submission of Enrollment Form

Subject to Applicable Law, the Administrator may specify that Enrollment Forms required to be submitted to the Company pursuant to this Section VI are to be submitted electronically via the Company's intranet, the internet site of a third party, email, or by any other means of electronic delivery specified by the Administrator.

VII. Withdrawal of Funds

Except as provided in Section X, no Participant may withdraw any amounts once they have been contributed to the Plan.

VIII. Purchase of Shares

On the Offering Commencement Date, the Company will grant to each Participant an Option to purchase the largest number of whole shares of Common Stock that, on the Exercise Date and at the applicable Option Price, result from the Participant's Contribution Account balance divided by the Option Price for such Offering Period.

Each Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of whole shares of Common Stock reserved for the purpose of the Plan for which the balance in his or her Contribution Account on such date will pay; provided, however, that a Participant may not purchase in excess of 5,000 shares of Common Stock under the Plan per Offering Period or such other maximum number of shares of Common Stock as may be established for an Offering Period by the Administrator (in each case subject to adjustment pursuant to Section XIV or Section XV hereof).

Any balance remaining in a Participant's Contribution Account at the end of an Offering Period will be automatically refunded, without interest (unless otherwise required pursuant to Applicable Law), to the Participant as soon as administratively practicable.

IX. Issuance of Shares

Promptly following the end of each Offering, the number of shares of Common Stock purchased under the Plan in accordance with Section VIII shall be deposited into an account established in the name of the employee with the ESPP Broker. Participants will not have any voting, dividend, or other rights of a shareholder with respect to the shares of Common Stock until such shares have been delivered pursuant to this Section IX.

The Participant may direct, by written notice to the Company during his or her enrollment in the Plan, that his or her ESPP Broker account be established in his or her name and another person of legal age as joint tenants with rights of survivorship or (in the Company's sole discretion) in the street name of a brokerage firm, bank, or other nominee holder designated by the Participant.

All transactions under this Plan are subject to the Company's insider trading policy as may be in effect from time to time. This includes any blackout period prohibition or requirement to obtain mandatory pre-clearance of transactions such as enrollment, withdrawal, or trading. If the standard enrollment period is scheduled to occur during a blackout period, arrangements will be made to allow for restricted insiders to update their elections during the preceding open trading window.

X. Rights on Death or Termination of Employment

In the event of a Participant's termination of employment prior to the last business day of an Offering Period, no payroll deduction shall be taken from any pay due and owing to an employee following the effective date of such termination. The balance in the employee's Contribution Account shall be paid to the employee or, in the event of the employee's death, (a) to the executor or administrator of the employee's estate; or (b) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. For purposes of the Plan, the date of the Participant's termination of employment shall be the date on which the Participant is no longer providing services to the Company or any of its subsidiaries or affiliates and shall not include any period during which such Participant receives any severance payments or any statutory or garden leave period.

If, prior to the last business day of the Offering Period, the Participating Subsidiary with respect to an employee ceases to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Participating Subsidiary, the employee shall be deemed to have terminated employment for the purposes of this Plan.

Unless otherwise determined by the Administrator, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company or a Participating Subsidiary will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from a Section 423 Offering to a Non-423 Offering, the exercise of the Participant's Option will be qualified under the Section 423 Offering only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from a Non-423 Offering to a Section 423 Offering, the exercise of the Participant's Option will remain non-qualified under the Non-423 Offering.

XI. Optionees Not Stockholders

Neither the granting of an Option to an employee nor the deductions from his or her pay shall cause such employee to become a stockholder of the shares of Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him or her.

XII. Rights Not Transferable

Rights under this Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

XIII. Application of Funds

All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise determined by the Administrator or required by Applicable Law. For the avoidance of doubt, the Contribution Accounts for each Participant are notional and no Participant has any right to any specified asset held by the Company.

XIV. Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than an ordinary cash dividend, (a) the number and class of securities available under this Plan and (b) the Option Price shall be appropriately adjusted to the extent determined by the Administrator and in accordance with Applicable Law.

XV. Reorganization Events

In connection with a Reorganization Event, the Administrator shall take any one or more of the following actions as to outstanding Options on such terms as the Administrator determines:

(a) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

(b) upon written notice to Participants, provide that all outstanding Options will be terminated as of the effective date of the Reorganization Event and that all such outstanding Options will become exercisable to the extent of the Participant's Contribution Account balance as of a date specified by the Administrator in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event;

(c) upon written notice to Participants, provide that all outstanding Options will be cancelled as of a date prior to the effective date of the Reorganization Event and that any balance in the Participant's Contribution Account will be returned to the Participant on such date;

(d) in the event of a Reorganization Event under the terms of which holders of common stock will receive, upon consummation thereof, a cash payment for each share surrendered in the Reorganization Event, make or provide for a cash payment to a Participant equal to (1) the Acquisition Price times the number of shares of Common Stock subject to the Participant's Option (to the extent the Option Price does not exceed the Acquisition Price) minus (2) the aggregate Option Price of such Option, in exchange for the termination of such Option;

(e) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof); or

(f) any combination of the foregoing.

For purposes of clause (a) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities, or other property) received as a result of the Reorganization Event by holders of common stock for each share of common stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of common stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Administrator) to the per share consideration received by holders of outstanding shares of common stock as a result of the Reorganization Event.

XVI. Amendments to the Plan

A. Amendment of the Plan

The Board or the Compensation Committee may at any time, and from time to time, amend this Plan in any respect, except that if approval of shareholders of the Company is required pursuant to Applicable Law, then such amendment shall not be effected without such approval within such time period as may be required.

B. Suspension of the Plan

The Board or the Compensation Committee may, at any time, suspend the Plan; provided, that the Company shall provide notice to the Participants prior to the effectiveness of such suspension. The Board or the Compensation Committee may resume the operation of the Plan following any such suspension; provided, that the Company shall provide notice to the Participants prior to the date of termination of the suspension period. A Participant shall remain a Participant in the Plan during any suspension period (unless his or her participation in the Plan terminates because he or she ceases to be an Eligible Employee or his or her employment terminates as discussed in Section X); however, no Options shall be granted or exercised, and no payroll deductions or contributions shall be allowed in respect of any Participant during the suspension period.

XVII. Insufficient Shares

In the event that the total number of shares of Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Administrator will allot the shares then available on a pro-rata basis in a manner consistent with the requirements of Section 423(b)(4) and (5) of the Code and the regulations thereunder.

XVIII. Termination of the Plan

Except as otherwise provided in Section XXIII.B of the Plan, the Plan and all rights of Participants under any Offering hereunder shall terminate on the earlier of:

(a)   the day that Participants become entitled to purchase a number of shares of Common Stock equal to or greater than the number of such shares then available for purchase hereunder; or

(b)   any other date determined by the Board or the Compensation Committee in its discretion.

XIX. Governmental Regulations

The Company's obligation to sell and deliver Common Stock under this Plan is subject to the listing requirements of the New York Stock Exchange or other applicable national stock exchange and the approval of all governmental authorities required in connection with the authorization, issuance, or sale of such stock.

XX. Conditions to Issuance of Shares

Notwithstanding any other provision of the Plan, unless there is an available exemption from any registration, qualification, or other legal requirement applicable to the shares of Common Stock, the Company will not be required to deliver any shares of Common Stock issuable upon exercise of a right under the Plan prior to the completion of any registration or qualification of the shares of Common Stock under any United States federal, state, local, or non-U.S. securities or exchange control law or under rulings or regulations of any governmental regulatory body, or prior to obtaining any approval or other clearance from any United States federal, state, local, or non-U.S. governmental agency, which registration, qualification or approval the Administrator, in its absolute discretion, deems necessary or advisable. The Company is under no obligation to register or qualify the shares of Common Stock with any state or non-U.S. securities commission, or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. If, pursuant to this Section XX, the Compensation Committee determines that the shares of Common Stock will not be issued to any Participant, any contributions credited to such Participant's Contribution Account will be promptly refunded, without interest (unless otherwise required pursuant to Applicable Law), to the Participant, without any liability to the Company or any of its subsidiaries.

XXI. Notification upon Sale of Shares

Each employee agrees, by enrolling in the Plan, and, if so required by the Enrollment Form, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

XXII. Equal Rights and Privileges

Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees participating in a Section 423 Offering shall have the same rights and privileges.

XXIII. General

A. Effective Date

The Plan shall become effective on the date that the Plan is approved by the Company's shareholders.

B. Shareholder Approval

In accordance with Treas. Reg. § 1.423-2(a)(2)(ii), the Company shall seek shareholder approval of the Plan within 12 months after the Adoption Date. If shareholder approval is not received by that date, the Plan shall be terminated and any amounts contributed by employees to the Plan shall be returned to the employees without interest (unless otherwise required pursuant to Applicable Law).

C. No Right to Options; No Shareholder Rights

No employee shall have any right to be granted any Option under the Plan. No person shall have any rights as a shareholder with respect to any Common Stock to be issued under the Plan prior to the issuance thereof.

D. No Right to Employment

No person shall have any claim or right to be granted an Option, and the grant of an Option shall not be construed as giving any person the right to be retained in the employ of the Company or any subsidiary. Further, the Company and each subsidiary expressly reserve the right at any time to dismiss an employee free from any liability, or any claim under the Plan, except as expressly provided herein.

E. Successors and Assigns

The Plan shall be binding on the Company and its successors and assigns.

F. Entire Plan

This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

G. Compliance with Applicable Law

The obligations of the Company with respect to payments under the Plan are subject to compliance with all Applicable Laws and regulations. Common Stock shall not be issued with respect to a right to purchase unless the issuance and delivery of the shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act, and the requirements of any stock exchange upon which the shares may then be listed.

H. Severability of Provisions

If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed and enforced as if such provision had not been included.

I. Withholding

To the extent required by applicable United States federal, state, local law or non-U.S. law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan. The Company shall not be required to recognize any Participant's right to purchase granted under the Plan, to issue shares of Common Stock, or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. The Participant agrees that, in the Company's sole discretion, these obligations may be satisfied by the Company or the Participating Company that employs the Participant (a) withholding from the Participant's wages or other compensation, (b) withholding a sufficient whole number of shares of Common Stock otherwise issuable following purchase having an aggregate Fair Market Value sufficient to pay the tax-related items required to be withheld with respect to the shares of Common Stock, and/or (c) withholding from proceeds from the sale of shares of Common Stock issued upon purchase, either through a voluntary sale or a mandatory sale arranged by the Company.

J. Incapacity

Any benefit payable to or for the benefit of a minor, an incompetent person, or other person incapable of accepting receipt shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge any liability or obligation of the Board, the Administrator, the Company and any subsidiaries, and all other parties with respect thereto.

K. Rules of Construction

Whenever used in the Plan, words in the masculine gender shall be deemed to refer to females as well as to males; words in the singular shall be deemed to refer also to the plural; and references to a statute or statutory provision shall be construed as if they referred also to that provision (or to a successor provision of similar import) as currently in effect, as amended, or as reenacted, and to any regulations and other formal guidance of general applicability issued thereunder.

L. Headings and Captions

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

M. Governing Law

The validity, construction, interpretation, administration, and effect of the Plan and its rules and regulations; and any rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Delaware, USA, without regard to its rules regarding choice of law, except to the extent such law is preempted by United States federal law.

N. Unfunded Status of Plan

The Plan is unfunded and shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any Participant (or beneficiary thereof), on the one hand, and the Company, any Participating Subsidiary, the Board, the Administrator, or any other person, on the other hand.

XXIV. Defined Terms

A. **Acquisition Price** means the cash payment for each share surrendered in a Reorganization Event.

B. **Administrator** means the Compensation Committee and/or such persons and/or entities appointed by the Compensation Committee or the Board for the purpose of administration of the Plan.

C. **Adoption Date** means February 11, 2021.

D. **Applicable Law** means the requirements relating to the administration of equity-based awards under state corporate laws, United States federal and state securities laws, the Code, the rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. jurisdiction where rights are, or will be, granted under the Plan.

E. **Board** means the Company's Board of Directors.

F. **Code** means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. Reference to a specific section of the Code or United States Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

G. **Common Stock** means the Company's common stock.

H. **Company** means Dow Inc.

I. **Compensation** means, except as otherwise determined by the Administrator prior to the beginning of the applicable Offering Period, annual total base salary or annual total base wages (as applicable), payable to an Eligible Employee by the Company or a Participating Subsidiary as compensation for services to the Company or Participating Subsidiary. For the avoidance of doubt, annual total base salary or annual total base wages does not include overtime payments.

J. **Compensation Committee** means the Compensation and Leadership Development Committee of the Board (or any successor).

K. **Contribution Account** means a notional account, the balance of which reflects a Participant's contributions with respect to the applicable Offering Period.

L. **Effective Date** means the date that the Plan is approved by the Company's shareholders.

M. **Eligible Employee** means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer. For Non-423 Offerings, the Administrator will have discretion to determine whether an individual is an Eligible Employee for purposes of the Plan. For purposes of the Plan, in accordance with Treas. Reg. § 1.421-1(h)(2), the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Participating Subsidiary that does not exceed three months and during any period longer than three months if his or her right to reemployment is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise determined by the Administrator, the following classes of employees are not considered Eligible Employees:

- employees whose scheduled hours are less than 50% of the standard hours defined as full-time in each such employee's work location; provided that each such employee's customary employment is also not more than 20 hours per week; and

- employees whose customary employment is for not more than 5 months in any calendar year.

N. **Enrollment Form** means an agreement, which may be electronic, pursuant to which an Eligible Employee may elect to enroll in the Plan.

O. **ESPP Broker** means a stock brokerage or other financial services firm designated by the Company to establish an account in the name of an employee to receive deposits of Common Stock purchased under the Plan by that employee.

P. **Exercise Date** means, with respect to an Option granted for an Offering Period, the last business day of such Offering Period.

Q. **Offering** means a Section 423 Offering or a Non-423 Offering of an Option to purchase shares of Common Stock during an Offering Period. Unless otherwise determined by the Administrator, each Offering under the Plan in which Eligible Employees of one or more Participating Companies may participate may be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering Periods of each Offering are identical, and the provisions of the Plan will separately apply to each Offering. With respect to Section 423 Offerings, the terms of separate Offerings need not be identical provided that all Eligible Employees granted an Option in a particular Offering will have the same rights and privileges, except as otherwise may be permitted by Code Section 423; a Non-423 Offering need not satisfy such requirements.

R. **Offering Period** means a period of six (6) months beginning on the date designated by the Administrator; provided, that pursuant to Section V, the Administrator may change the duration of any future Offering Periods and/or the start and end dates of any future Offering Periods.

S. **Offering Commencement Date** means, with respect to an Offering Period, the first business day of the Offering Period.

T. **Option** means, with respect to an Offering Period, an option to purchase on the Exercise Date at the applicable Option Price the largest number of whole shares of Common Stock resulting from the Participant's Contribution Account balance as of the Exercise Date divided by the Option Price for such Offering Period.

U. **Option Price** means the purchase price at which shares of Common Stock may be acquired on an Exercise Date and that will be set by the Administrator; provided, however, that the Option Price for a Section 423 Offering will not be less than 85% of the lesser of:

- the closing price of the Common Stock on the Offering Commencement Date, or
- the closing price of the Common Stock on the Exercise Date.

Unless otherwise determined by the Administrator prior to the commencement of an Offering Period, the Option Price will be 85% of the lesser of (a) the closing price of the Common Stock on the Offering Commencement Date or (b) the closing price of the Common Stock on the Exercise Date. Such closing price shall be the closing price on the New York Stock Exchange or other national securities exchange on which the Common Stock is listed. If the Common Stock is not listed on the New York Stock Exchange or another national securities exchange, the closing price will be the fair market value of the Common Stock as determined by the Administrator in good faith in compliance with applicable laws, including but not limited to Section 423(b)(6) of the Code and Treas. Reg. § l.423-2(g).

V. **Participant** means an employee who elects to participate in an Offering in accordance with Section VI.

W. **Participating Subsidiary** means the subsidiaries of the Company (as defined in Section 424(f) of the Code) that have been designated by the Administrator as eligible to participate in the Plan, and such other subsidiaries that may be designated by the Administrator as eligible to participate in the Plan from time to time in its sole discretion, including, but not limited to, The Dow Chemical Company, Union Carbide Corporation, Dow Silicones Corporation, and Rohm and Haas Company.

X. **Plan** means the Dow Inc. 2021 Employee Stock Purchase Plan.

Y. **Plan Year** means the calendar year.

Z. **Reorganization Event** means (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction; or (c) any liquidation or dissolution of the Company.

AA. **Sub-Plan** means an appendix to the Plan, which Sub-Plans may or may not be designed to be outside the scope of Section 423 of the Code, is applicable to the employees of one or more Participating Subsidiaries or locations which is subject to the local laws of a foreign jurisdiction, and which does not apply to employees who are located in the United States or its possessions or are otherwise subject to United States income tax.

Select Financial Information

Reconciliation of "Income from continuing operations, net of tax" to "Operating EBITDA"

In millions (Unaudited) Twelve months ended December 31		2020
Income from continuing operations, net of tax	$	1,294
+ Provision for income taxes on continuing operations		777
Income from continuing operations before income taxes	$	2,071
- Interest income		38
+ Interest expense and amortization of debt discount		827
- Significant items		145
Operating EBIT (non-GAAP)	$	2,715
Depreciation and amortization		2,874
Operating EBITDA (non-GAAP)	$	5,589

Reconciliation of "Cash provided by operating activities - continuing operations" to "Free cash flow" and "Cash flow conversion"

In millions (Unaudited) Twelve months ended December 31		2020
Cash provided by operating activities - continuing operations (GAAP)	$	6,252
Capital expenditures		(1,252)
Free cash flow (non-GAAP)	$	5,000
Operating EBITDA	$	5,589
Cash flow conversion (Operating EBITDA to cash flow from operations) (non-GAAP)		112%

Reconciliation of Net Debt

In millions (Unaudited) Twelve months ended December 31		2020		2019
Notes payable	$	156	$	586
Long-term debt due within one year		460		435
Long-term debt		16,491		15,975
Gross debt (GAAP)	$	17,107	$	16,996
- Cash and cash equivalents		5,104		2,367
- Marketable securities		45		21
Net debt (non-GAAP)	$	11,958	$	14,608

Non-GAAP Financial Measures

This document includes financial information that does not conform to U.S. GAAP and is considered non-GAAP measures. Management uses these measures internally for planning, forecasting and evaluating the performance of the Company's segments, including allocating resources. Dow's management believes that these non-GAAP measures best reflect the ongoing performance of the Company during the periods presented and provide more relevant and meaningful information to investors as they provide insight with respect to ongoing operating results of the Company and a more useful comparison of year-over-year results. These non-GAAP measures supplement the Company's U.S. GAAP disclosures and should not be viewed as alternatives to U.S. GAAP measures of performance. Furthermore, such non-GAAP measures may not be consistent with similar measures provided or used by other companies. Non-GAAP measures included in this release are defined below.

Cash flow conversion is defined as "Cash flows from operating activities - continuing operations" divided by Operating EBITDA. Management believes cash flow conversion is an important financial metric as it helps the Company determine how efficiently it is converting its earnings into cash flow.

Free cash flow is defined as "Cash flow from operating activities - continuing operations," less capital expenditures. Under this definition, free cash flow represents the cash generated by the Company from operations after investing in its asset base. Free cash flow, combined with cash balances and other sources of liquidity, represent the cash available to fund obligations and provide returns to shareholders. Free cash flow is an integral financial measure used in the Company's financial planning process.

Net debt is defined as total gross debt minus "Cash and cash equivalents" and "Marketable securities." The Company believes net debt is the best representation of its financial leverage at this point in time.

Operating EBIT is defined as earnings (i.e., "Income from continuing operations before income taxes") before interest, excluding the impact of significant items.

Operating EBITDA is defined as earnings (i.e., "Income from continuing operations before income taxes") before interest, depreciation and amortization, excluding the impact of significant items.

Operating ROC is defined as net operating profit after tax (excluding significant items) divided by total average capital.

Industry Peer Group

To assess the diversity of Dow's leadership team, we examined the executive leadership teams of industry peers and the Compensation Peer Group to determine the percentage of female and U.S. ethnic minority representatives.

"Industry peers" refers to: Arkema SA, Borealis Exploration Ltd, Celanese Corporation, Chevron Phillips, Covestro AG, Eastman Chemical Co., Exxon Chemicals, Huntsman Corporation, LyondellBasell Industries N.V., Shin-Etsu Chemical Co. Ltd., and Wacker Chemie AG.

Dow Inc.

2021 Annual Meeting of Stockholders

Thursday, April 15, 2021

8:00 AM Eastern Time

www.virtualshareholdermeeting.com/DOW2021



Form No. 161-00864